   As filed with the Securities and Exchange Commission on February 12, 1997.
                                           Registration Statement No. 333-______
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             FLAGSTAR BANCORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------
     Michigan                         6035                      38-3150651
  (State or Other               (Primary Standard            (I.R.S. Employer
   Jurisdiction                    Industrial             Identification Number)
of Incorporation or         Classification Code Number)
   Organization)

                              2600 Telegraph Road
                     Bloomfield Hills, Michigan 48302-0953
                                 (810) 338-7700
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               Thomas J. Hammond
               Chairman of the Board and Chief Executive Officer
                             Flagstar Bancorp, Inc.
                              2600 Telegraph Road
                     Bloomfield Hills, Michigan 48302-0953
                                 (810) 338-7700
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                          Copies of communication to:

        Matthew G. Ash, Esq.                       Lee Meyerson, Esq.
    Edward B. Crosland, Jr., Esq.                 Andrew Schmolka, Esq.
        Paul D. Borja, Esq.                    Simpson Thacher & Bartlett
Reinhart, Boerner, Van Deuren, Norris &           425 Lexington Avenue
          Rieselbach, P.C.                       New York, NY 10017-3955
 601 Pennsylvania Avenue, N.W., Suite             (212) 455-3675 (Phone)
            750, North                             (212) 455-2502 (Fax)
     Washington, D.C.  20004-2601
       (202) 393-3636 (Phone)
        (202) 393-0796 (Fax)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                          Proposed
                                           Maximum     Proposed
                             Amount to    Offering      Maximum
  Title of Each Class of        be          Price      Aggregate      Amount of
     Securities to be       Registered       Per       Offering     Registration
        Registered              (1)       Share (2)    Price(2)          Fee
--------------------------------------------------------------------------------
 Common Stock, Par Value
      $.01 per share                                  $176,000,000     $54,000
================================================================================

          (1)    Includes ___________ shares which the Underwriters have the option to purchase to cover over-allotments, if any.
          (2)    Estimated solely for purposes of calculating the Registration
                 Fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                                 ------------
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
--------------------------------------------------------------------------------

                  Subject to Completion, dated ________, 1997

PROSPECTUS                     8,050,000 Shares

                                [COMPANY LOGO]

                                 Common Stock

        Of the shares of common stock, par value $0.01 per share (the "Common Stock"), of Flagstar Bancorp, Inc. (the "Company") offered hereby (the "Offering"), 2,200,000 shares are being issued and sold by the Company and 5,850,000 shares are being sold by members of the Hammond family (collectively, the "Selling Stockholders"), who prior to the Offering own 100% of the Company. The Selling Stockholders include Thomas J. Hammond, the Chairman of the Board and Chief Executive Officer of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. The Company was formerly known as FSSB Holding Corporation and is the holding company and sole stockholder of Flagstar Bank, FSB (the "Bank"), which was formerly known as First Security Savings Bank, FSB. Following the consummation of the Offering, the Selling Stockholders will own 5,400,000 shares of Common Stock representing 40.15% of the voting power of the Company, assuming no exercise of the Underwriters' over-allotment option. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

        Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for Common Stock will be between $_____ and $_____ per share. See "Underwriting" for information relating to the factors to be considered in determining the public offering price. The Company has applied to list the Common Stock for quotation on the Nasdaq National Market under the symbol "FLGS." There can be no assurance that such approval will be received or that an active public market will develop for the Common Stock or, if developed, will be sustained following the Offering. See "Market for the Common Stock."

        At the request of the Company, the Underwriters have reserved up to 800,000 shares of Common Stock for sale at the initial public offering price to certain employees and customers of the Company and its affiliates. See "Underwriting."

                              -------------------

      The shares of Common Stock offered hereby involve a degree of risk.

                 See "Risk Factors" beginning on page _______.

                              -------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION (THE "COMMISSION"), THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS") OR ANY
    STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE FDIC, THE OTS
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND
         ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

===============================================================================================================================
                                                    Underwriting             Proceeds to the            Proceeds to Selling
                       Price to Public              Discounts and            Company (2) (3)              Stockholders (3)
                                                   Commissions (1)
-------------------------------------------------------------------------------------------------------------------------------
Per Share             $                         $                           $                        $
-------------------------------------------------------------------------------------------------------------------------------
Total (4)......       $                         $                           $                        $
===============================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated to be $____________.
(3) Pursuant to an agreement among each of the Selling Stockholders and the Company, the Company has agreed to pay 50% of the Underwriting Discounts and Commissions in connection with the sale of shares of the Common Stock in the Offering as well as all other fees and expenses incurred in connection therewith. See "Selling Stockholders -- Selling Stockholder Agreement."
(4) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 330,000 and 877,500 shares of Common Stock, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholders will be $______, $______, $______ and $______, respectively. See "Underwriting."

                                ---------------

        The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of Lehman Brothers Inc., in New York, New York on or about ______, 1997.

                                ---------------

Lehman Brothers

                           PaineWebber Incorporated

                                                                     Roney & Co.

                                ---------------

        , 1997


        Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitiation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                     [MAP]



        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in the Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters has not been exercised. Terms used but not defined herein are defined elsewhere in this Prospectus.

The Company

        The Company is a Michigan-based thrift holding company which is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company is engaged, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Company ranked third among thrifts in mortgage loan originations, fourth in the United States in table-funded wholesale mortgage loan production and fourteenth in total mortgage loan production as reported in Inside Mortgage Finance, and was the largest privately-owned mortgage originator in the United States. Prior to this Offering, all of the common stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At September 30, 1996, the Company had consolidated total assets of $ 1.1 billion, net loans of $ 903.7 million, total deposits of $ 576.9 million and total stockholders' equity of $72.8 million. For the nine months ended September 30 1996, the Company's net earnings were $11.3 million and its return on average assets and return on average equity were 1.37% and 23.30%, respectively.

        The Company currently operates in both the retail banking and mortgage banking segments, with most of the Company's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Company believes that its retail banking business provide it with a strategic advantage because it affords the Company access to funding sources for its mortgage origination business which would not otherwise be available. These additional funding sources include low cost retail deposits, FHLB advances and escrowed funds. The Company benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is able to generate greater net interest income. See "The Company" and "Business."

        Retail Banking. Through the Bank (which was formerly known as First Security Savings Bank, FSB), the Company provides a full range of retail banking services to consumers and small businesses in southern Michigan. The Bank operates a network of 15 branches located in counties in southern Michigan, including Jackson County where it had the third largest market share with 19.8% of total deposits in 1995. Beginning with the acquisition of Security Savings Bank, F.S.B. ("Security Savings") and its seven branches in 1994, the Company has focused on expanding its branch network in these markets in order to increase its access to retail deposit funding sources. The Company believes that this also provides a greater opportunity for cross-marketing of consumer banking services to the Company's mortgage customers in Michigan and for taking advantage of opportunities that the Company believes exist for community banks in Michigan as a result of the substantial consolidation that has occurred in the banking industry. See "Business."

        Mortgage Banking. The Company originates residential mortgages through 28 loan centers located in Michigan (23), Ohio (4) and California (1). In addition, the Company originates mortgage loans on a wholesale basis through a network of approximately 1,800 independent mortgage brokers nationwide (who originate such loans using the Company's underwriting systems and standards and close such loans using funds advanced by the Company). The Company also purchases mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom the Company has established a correspondent relationship. See "Business."

        During the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company's mortgage loan production totaled $5.3 billion and $5.2 billion, respectively. Of these amounts, approximately $4.8 billion was produced during the nine months ended September 30, 1996 through the Company's wholesale and correspondent loan production network and $532.0 million was produced through the Company's retail network ($4.6 billion and $632.7 million, respectively, during 1995).

        The Company sells a substantial portion of its loan production into the secondary market, principally by securitizing pools of loans through programs offered by government-sponsored enterprises such as the Federal National Mortgage Association ("FNMA" or "Fannie Mae") and the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and through sales to private investors. In addition, the Company exchanges loans conforming to the underwriting criteria of the Federal Housing Authority ("FHA") and the Department of Veterans Affairs ("VA"). Generally, the Company retains a portion of the servicing rights to the loans that it sells, but also realizes additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. At September 30, 1996 and December 31, 1995, the Company's loan servicing portfolio totaled $6.9 billion and $6.8 billion, respectively (net of loans subserviced for others), substantially all of which related to conventional loans.

        The Company makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Company was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Company began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector(TM) (of which the Company is currently one of the largest users), and has combined the two technologies into its LIVE(SM) video conferencing and underwriting system. The Company believes that the LIVE(SM) system permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, provides it with a significant competitive edge in writing mortgage loans. The Company also expects that during 1997, substantially all of its mortgage loan production will be underwritten using automated systems, which it believes will further reduce overhead, enhance customer service and facilitate conformity of the Company's loan production with FHLMC and FNMA underwriting guidelines.

        Business Strategy. The Company's strategy consists of the following key elements:

        * continue to expand the Company's branch network into the demographically desirable communities adjacent to the Company's current markets (such as Grand Rapids and Kalamazoo, Michigan) in order to gain access to additional lower-cost retail funding sources;

        * cross-sell retail banking services to the Company's large Michigan customer base of existing mortgage customers;

        * benefit from economies of scale by increasing the size of its loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

        * use the additional capital received by the Company from this Offering to retain more of its mortgage loan production volume and mortgage servicing rights, thereby increasing net interest income and servicing income;

        * utilize advanced technology and automated processes throughout the Company's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

        * utilize outsourcing of selected loan servicing and other functions where cost-effective.

        Recent Operating Results. The Company's operations and profitability have grown significantly over the past five years. Between year-end 1991 and year-end 1995, the Company's net earnings grew from $3.1 million to $15.5 million, its annual residential mortgage loan production volume grew from $972.7 million to $5.2 billion and its servicing portfolio grew from $1.3 billion to $6.8 billion (net of loans subserviced for others). For the three years ended December 31, 1995, 1994 and 1993, the Company reported net earnings of $15.5 million, $16.1 million and $19.0 million, respectively, representing a return on average equity of 29.42%, 35.78% and 69.56%, respectively, and a return on average assets of 1.63%, 3.19% and 4.39%, respectively.

        For the nine months ended September 30, 1996, the Company reported net earnings of $11.3 million, compared to $10.7 million for the first nine months of 1995. Excluding a one-time special assessment by the FDIC of $2.2 million, after tax, to recapitalize the SAIF deposit insurance fund, the Company's net earnings for the 1996 period would have been $13.5 million, representing an increase of 26.2% from the comparable 1995 period. This increase was primarily due to a 12.9% increase in net interest income, from $20.9 million in the 1995 period to $23.6 million in the 1996 period, an increase in net gain on loan sales and sales of mortgage servicing rights, from $10.5 million in the 1995 period to $25.5 million in the 1996 period, a 142.9% increase. These increases were partially offset by an increase in the provision for loan losses, from $200,000 in the 1995 period to $1.1 million in the 1996 period, and a 59.2% increase in non-interest expenses, from $29.2 million in the 1995 period to $46.5 million in the 1996 period.

        Historically, the Company has incurred minimal losses from its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding declined from 0.11% in 1991 to 0.00% in 1995, and rose slightly during the first nine months of 1996 to 0.02%. Over this period, non-performing assets as a percentage of total assets ranged from 1.68% in 1991 to a low of 0.42% in 1994 and increased to 3.37% at September 30, 1996 (3.16% at year-end 1996). The 1996 increase resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Company generally does not sell loans with recourse, it typically is required to repurchase delinquent and defaulted loans which were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Company's new loan production has increased over the past several years, the level of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Company loans originated in prior periods.

        It has been the Company's experience that non-performing loans do not necessarily result in an ultimate loss to the Company. Approximately 88% of the Company's non-performing loans at September 30, 1996 were residential mortgage loans (94% at December 31, 1995), which generally represent minimal risk of ultimate loss because of low loan-to-value ratios, private mortgage insurance for loans with over-80% loan-to-value ratios and insurance on certain loans from the FHA and VA. In addition, the Company may also have the right to sell the repurchased loan back to the broker or correspondent which originated it, or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Company by such insurers.

        The Company anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels during 1997 as a result of the factors described above. As a result of several actions taken by the Company during 1996, however, including a tightening of credit standards and the implementation of automated underwriting systems (which do not permit secondary market investors to require repurchase of loans absent material misrepresentation), the Company anticipates that the level of loan repurchases will decline over time.

Management

        The Company's senior management team consists of four individuals with extensive experience in the financial services industry, particularly residential mortgage loan origination. The Chairman, Chief Executive Officer and founder, Thomas J. Hammond, has over 29 years of experience in various aspects of residential lending and has been the Chief Executive Officer of the Bank since its inception in 1987. Prior to organizing the Bank, Mr. Hammond organized, owned and managed a series of financial services related companies, including Hammond Mortgage Corporation, which was sold to Michigan National Bank in 1981. The President, Mark T. Hammond, has worked in various positions at the Bank for the past 10 years, including Senior Vice President of the Bank in charge of secondary marketing and loan production and Executive Vice President responsible for mortgage operations. Joan H. Anderson, who is Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings, has 27 years of banking and mortgage-related experience and has managed numerous aspects of the Bank's mortgage banking operations since joining the Bank in 1987. Michael W. Carrie, who is Chief Financial Officer of the Bank, has 11 years of experience in banking and mortgage lending, both with the Bank and previously with a major regional federal savings bank.

        Following the Offering, Mr. Thomas Hammond will continue to serve in his present capacity under the terms of a three-year employment agreement to be entered into with the Company and the Bank. To ensure continuity of senior management following the Offering, the Company and the Bank will also enter into employment agreements with each of the other three senior management officers, each of the Senior Vice Presidents and certain other members of management for terms of three years, two years and one year, respectively. See "Management."

The Offering
Common Stock offered by the Company...................................  2,200,000 shares of Common Stock(1)

Common Stock offered by the Selling
Stockholders..........................................................  5,850,000 shares of Common Stock(1)

Common Stock to be outstanding
immediately after the Offering........................................  13,450,000 shares of Common Stock(2)

Use of Proceeds.......................................................  Substantially all of the net proceeds received by the
                                                                        Company from the shares it is selling in the Offering will be contributed to the Bank to be used for general corporate purposes and to provide additional capital to the Bank to
                                                                        retain more servicing rights and to grow and expand its
                                                                        banking operations through the acquisition or establishment of new branches. The Company will receive none of the
                                                                        proceeds from the sale of shares of Common Stock by the
                                                                        Selling Stockholders. See "Use of Proceeds."

Nasdaq National Market Symbol.........................................  FLGS

------------------
(1) Excludes up to 330,000 shares and 877,500 shares of Common Stock that the Underwriters have the option to purchase from the Company and the Selling Stockholders, respectively, to cover over-allotments, if any. See "Underwriting."
(2) Excludes shares issuable upon exercise of options to be issued to employees of the Company. See "Management -- Certain Benefit Plans and Arrangements -- Stock Option Plan."

Dividend Policy

        The Company intends, subject to its capital needs, regulatory restrictions and other factors that the Company's Board of Directors may deem relevant, to declare and pay a quarterly dividend of $_____ per share of Common Stock beginning in 1997. The declaration of dividends by the Company and the amount thereof, however, will be at the discretion of the Company's Board of Directors. See "Risk Factors -- Holding Company Structure; Ability to Pay Dividends" and "Dividend Policy."

Risk Factors

        See "Risk Factors" for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.

Summary Selected Consolidated Financial and Other Data

        The following table presents summary selected consolidated financial and other data as of and for the nine months ended September 30, 1996 and 1995 and each of the five years in the period ended December 31, 1995. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1995 and 1994, and the Consolidated Statements of Earnings for each of the three years in the period ended December 31, 1995, are included elsewhere in this Prospectus. The selected consolidated financial and other data as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 are unaudited and are derived from the Company's internal consolidated financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations to be obtained for the entire year.

                                At or for the Nine Months

                                   Ended September 30,                          At or for the Years Ended December 31,
                               -----------------------------     -------------------------------------------------------------------
                                   1996           1995               1995         1994          1993          1992          1991
                                   ----           ----               ----         ----          ----          ----          ----
Summary of Operations:                                        (In thousands, except per share amounts)
---------------------
Interest income..............  $    57,679    $     50,269      $   71,304    $   35,112    $     29,760   $     18,735  $    11,928
Interest expense.............       34,121          29,401          41,443        14,486          12,052          9,227        7,385
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
Net interest income..........       23,558          20,868          29,861        20,626          17,708          9,508        4,543
Provision for losses.........        1,140             189             238           290             644            380          343
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
Net interest income after
    provision for losses.....       22,418          20,679          29,623        20,336          17,064          9,128        4,200
Non-interest income
   Loan administration
       income................       11,110          10,498          14,248        13,261           7,786          2,340        4,058
   Net gain on loan sales and
       sales of mortgage
       servicing rights......       25,453          10,510          16,228        27,357          20,400          9,921        5,730
   Other income..............        5,271           4,567           6,512         2,114           5,468          6,162        7,371
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
           Total.............       41,834          25,575          36,988        42,732          33,654         18,423       17,159
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
Non-interest expense
   Compensation and
       benefits..............       18,514          11,497          19,665        18,609           7,984          5,184       10,925
   Other expense.............       27,980          17,741          22,051        19,010          13,308          7,298        5,653
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
           Total.............       46,494          29,238          41,716        37,619          21,292         12,482       16,578
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
Earnings before federal
    income taxes.............       17,758          17,016          24,895        25,449          29,426         15,069        4,781
Provision for federal
    income taxes.............        6,418           6,358           9,419         9,318          10,405          5,275        1,708
                               -----------    ------------      ----------    ----------    ------------   ------------  -----------
Net earnings.................  $    11,340(1) $     10,658      $   15,476    $   16,131    $     19,021   $      9,794  $     3,073
                               ===========    ============      ==========    ==========    ============   ============  ===========

Per Share Data:
--------------
Earnings per share...........  $      1.01    $       0.94      $     1.37    $     1.42    $      1.65    $       0.85  $      0.27
Book value per share.........  $      6.47    $       5.12      $     5.55    $     4.37    $       3.05   $       1.45  $      0.67
Weighted average number of
     shares outstanding......       11,250          11,282          11,274        11,389          11,527         11,527       11,527

                                                                     (continued)

                                              At September 30,                              At December 31,
                                             ------------------  ----------------------------------------------------------------
                                                    1996             1995          1994          1993          1992        1991
                                                    ----             ----          ----          ----          ----        ----
Summary of Financial Condition:                                                 (In thousands)
------------------------------
Total assets............................      $     1,069,534    $ 1,045,094    $  723,150   $   467,629   $  304,758   $  174,908

Loans receivable:
   Mortgage loans available for sale....              652,514        620,455       205,480       389,073      218,266      122,437
   Loans held for investment............              254,235        305,580       429,800        26,906       21,637       29,674
   Less:  Allowance for losses..........               (3,026)        (2,102)       (1,871)         (901)        (550)        (345)
                                              ---------------    -----------    ----------   -----------   ----------   ----------
        Total loans, net................              903,723        923,933       633,409       415,078      239,353      151,766

Mortgage servicing rights...............               41,423         27,957        18,179        17,563       11,108        9,095

Deposits................................              576,914        526,974       307,624       190,761      181,171      160,842

FHLB advances...........................              199,856        191,156       200,750        55,000           --           --

Stockholders' equity....................               72,785         62,445        49,419        35,114       16,767        7,723

                                 At or for the Nine Months Ended
                                        September 30, (7)                         At or for the Years Ended December 31,
                                 -----------------------------   ------------------------------------------------------------------
                                     1996           1995           1995           1994           1993         1992        1991
                                     ----           ----           ----           ----           ----         ----        ----
                                                                                (Dollars in thousands)
Performance Ratios:
------------------
Return on average assets.....        1.37%(1)      1.56%             1.63%            3.19%          4.39%       3.72%      2.83%
Return on average equity.....       23.30%(1)     27.95%            29.42%           35.78%         69.56%      84.78%     58.48%
Interest rate spread.........        2.15%         2.31%             2.36%            3.37%          3.39%       2.04%      3.26%
Net interest margin..........        3.21%         3.37%             3.46%            4.63%          4.55%       3.92%      3.79%
Ratio of average interest
   earning assets to average
   interest bearing..........      123.00%         122.00%        123.00%           139.00%        137.00%     158.00%    119.00%
liabilities................
Ratio of non-interest expense
   to average assets.........        5.61%(2)        4.29%          4.39%             7.44%          4.92%       4.71%     11.76%
Efficiency ratio (3).........        69.6%           60.9%          60.4%             58.3%          41.5%       44.7%      76.4%
Dividend payout ratio........        8.82%           18.77%         12.92%            2.48%          4.21%       7.66%     22.78%


Asset Quality Data:
------------------
Net charge-offs to average
   loans outstanding.........        0.02%            0.00%          0.00%            0.08%          0.08%       0.09%      0.11%
Non-performing assets to
   total assets at end of period.    3.37%           0.81%          1.25%             0.42%          0.60%       0.94%      1.68%
Non-performing loans to total
   loans at end of period....        3.49%           0.76%          1.15%             0.27%          0.37%       0.85%      1.39%
Allowance for losses to total
   loans at end of period....        0.33%           0.22%          0.23%             0.29%          0.22%       0.23%      0.23%
Allowance for losses to
   non-performing loans at end
   of period.................        9.56%          29.17%         19.67%           107.59%         58.17%      26.84%     16.27%


Capital Ratios:
--------------
Tangible Capital.............        5.27%            4.59%          5.19%            5.62%          7.41%       6.29%      4.30%
Core Capital.................        5.82%            5.25%          5.84%            6.77%          7.41%       6.29%      4.30%
Total Risk-based Capital.....       12.04%            9.33%         10.12%           12.23%         13.84%      10.54%      8.60%
Equity-to-assets.............        5.87%            5.59%          5.54%            8.91%          6.32%       5.14%      4.83%

Mortgage Origination and
------------------------
   Servicing Data:
   --------------

Mortgage loans originated or
   purchased.................  $ 5,283,843      $ 3,439,666   $   5,195,605    $  3,720,173 $  6,220,415  $   2,984,076  $  972,737
Mortgage loans sold..........  $ 5,227,183      $ 3,101,256   $   4,760,806    $  3,551,319 $  6,034,828  $   2,888,564  $  895,732
Mortgage loans serviced for
   others....................   $6,946,080(4)  $  6,044,677(4) $  6,788,530(4) $  5,691,421 $  6,198,311  $   3,091,399  $1,310,654
Capitalized value of mortgage
   servicing rights (5)......     0.60%              0.38%         0.41%(6)           0.32%        0.28%          0.36%      0.69%

Other Data:
----------
Full-time equivalent
   employees.................       1,179            1,109           1,142              869         971           584         322
Number of branches...........          15               12               13               9           1             1           1
Number of loan centers.......          28               28               29              30          24            14          13
Number of wholesale/
   correspondent lending
   centers.................            10                9                9               6           5             4           1

                                                   (footnotes on following page)

(1) Includes the special deposit insurance assessment imposed during the nine months ended September 30, 1996 by the FDIC on all institutions whose deposits were insured by the Savings Association Insurance Fund ("SAIF") on March 31, 1995. See "Regulation and Supervision of the Bank -- Federal Deposit Insurance." The Bank's assessment was $2.2 million, net of taxes. If such assessment had not been imposed, the Company's net earnings would have been approximately $13.5 million for the nine months ended September 30, 1996 and its return on average assets and return on average equity for the period would have been 1.63% and 27.83%, respectively.

(2) Excluding the special SAIF assessment of $2.2 million, net of taxes, incurred during the nine months ended September 30, 1996, mentioned in footnote 1 above, such ratio would have been 5.20%.

(3) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $2.2 million, net of taxes, incurred during the nine months ended September 30, 1996, mentioned in footnote 1 above, such ratio would have been 64.4% for the nine months ended September 30, 1996.

(4) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery, of $2,128,721, $1,047,846 and $536,324 at
      September 30, 1996 and 1995 and December 31, 1995, respectively. There was no subservicing in prior years.

(5) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

(6) Increase from prior year arises in part from the Company's adoption in May 1995 of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which required the capitalization of mortgage servicing rights arising from loans originated by the Bank as well as the continued capitalization of mortgage servicing rights purchased from third parties.

(7)   Ratios are annualized where applicable.

Recent Developments

     The following table presents selected financial data for the periods indicated. The selected consolidated financial and other data as of and for the year ended December 31, 1996 are unaudited and are derived from the Company's internal consolidated financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                           For the Years Ended December 31,
                                                                  -----------------------------------------------
                                                                          1996                         1995
                                                                          ----                         ----
                                                                       (In thousands, except per share amounts)
Summary of Operations:
---------------------
Interest income...........................................        $         76,179             $         71,304
Interest expense..........................................                  45,967                       41,443
                                                                  ----------------             ----------------
Net interest income.......................................                  30,212                       29,861
Provision for losses......................................                   2,604                          238
                                                                  -----------------            ----------------
Net interest income after provision for losses............                  27,608                       29,623
Non-interest income
     Loan administration income...........................                  11,859                       14,248
     Net gain on loan sales and sales of mortgage
           servicing rights...............................                  39,640                       16,228
     Other income.........................................                   7,034                        6,512
                                                                  ----------------             ----------------
           Total..........................................                  58,533                       36,988
                                                                  ----------------             ----------------

Non-interest expense

     Compensation and benefits............................                  25,553                       19,665
     Other expense........................................                  33,266                       22,051
                                                                  ----------------             ----------------
           Total..........................................                  58,819                       41,716
                                                                  ----------------             ----------------
Earnings before federal income taxes......................                  27,322                       24,895
Provision for federal income taxes........................                  10,299                        9,419
                                                                  ----------------             ----------------
Net earnings..............................................        $         17,023(1)          $         15,476
                                                                  ================             ================
Per Share Data:
--------------
Earnings per share........................................        $           1.51             $           1.37
Book value per share......................................        $           6.98             $           5.55
Weighted average number of shares outstanding.............                  11,250                       11,274

                                                                                   At December 31,
                                                                  -----------------------------------------------
                                                                          1996                         1995
                                                                          ----                         ----
                                                                                    (In thousands)
Summary of Financial Condition:
------------------------------
Total assets..............................................        $      1,297,390             $      1,045,094

Loans receivable

     Mortgage loans available for sale....................                 840,602                      620,455
     Loans held for investment............................                 273,734                      305,580
     Less:  Allowance for losses..........................                  (3,500)                      (2,102)
                                                                  ----------------             ----------------
           Total loans, net...............................               1,110,836                      923,933

Mortgage servicing rights.................................                  30,064                       27,957
Deposits   ...............................................                 624,485                      526,974
FHLB advances.............................................                 389,801                      191,156
Total stockholders' equity................................                  78,468                       62,445

-------------------------------

(1) Including the special SAIF assessment of $2.2 million, net of taxes incurred in 1996.


                                                                         At or for the Years Ended December 31,
                                                                  -----------------------------------------------------
                                                                           1996                          1995
                                                                           ----                          ----
                                                                                 (Dollars in thousands)
Performance Ratios:
------------------
Return on average assets........................................          1.53%                          1.63%
Return on average equity........................................         24.68%                         29.42%
Interest rate spread............................................          2.17%                          2.36%
Net interest margin.............................................          3.07%                          3.46%
Ratio of average interest earning assets to average
     interest bearing liabilities...............................        119.00%                        123.00%
Ratio of non-interest expense to average assets.................          5.28%                          4.39%
Efficiency ratio(1).............................................         64.82%                          60.4%
Dividend payout ratio...........................................          5.87%                         12.92%

Asset Quality Data:
------------------
Net charge-offs to average loans outstanding....................          0.13%                          0.00%
Non-performing assets to total assets at end of period..........          3.16%                          1.25%
Non-performing loans to total loans at end of period............          2.76%                          1.15%
Allowance for losses to total loans at end of period............          0.32%                          0.23%
Allowance for losses to non-performing loans at end of period...         11.43%                         19.67%

Bank Regulatory Capital Ratios:
------------------------------
Tangible capital................................................          5.57%                          5.19%
Core capital....................................................          5.99%                          5.84%
Total risk-based capital........................................         10.89%                         10.12%

Mortgage Origination and Servicing Data:
---------------------------------------
Mortgage loans originated or purchased..........................  $   6,791,665                  $   5,195,605
Mortgage loans sold.............................................  $   6,581,941                  $   4,760,806
Mortgage loans serviced for others..............................  $   4,801,581(2)               $   6,788,530(2)
Capitalized value of mortgage servicing rights..................          0.63%(3)                       0.41%(3)

--------------------------

(1) Excluding the special SAIF assessment of $2.2 million, net of taxes incurred during 1996, such ratio would have been 60.99%.
(2) Amount excludes subservicing of $ 3,619,373 and $536,324 at December 31, 1996 and 1995, respectively.
(3) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

         Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995. The Company's consolidated net earnings for the year ended December 31, 1996 were $17.0 million, an increase of $1.5 million, or 9.7%, from net earnings of $15.5 million for the year ended December 31, 1995. This increase in net earnings was due primarily to an increase in non-interest income and net interest income offset in part by an increase in non-interest expense and the provision for losses. The Company's non-interest income increased $21.5 million, or 58.1%, to $58.5 million for 1996, from $37.0 million for 1995. The majority of this increase in non-interest income resulted from increased sales of mortgage servicing rights offset by decreased loan administration income. Non-interest expense increased in part as a result of an increase in compensation and benefits of $5.9 million, to $25.6 million for the year ended December 31, 1996 from $19.7 million for the year ended December 31, 1995. Non-interest expense also increased due to the special deposit insurance assessment imposed as of September 30, 1996 by the FDIC on the deposits of all SAIF-insured institutions. The Bank's assessment was $3.4 million, or $2.2 million, net of tax. Without this special SAIF assessment the Company's net earnings would have been $19.2 million for 1996, an increase of $3.7 million, or 23.9%, over net earnings of $15.5 million for 1995.

                                 RISK FACTORS

           In addition to the other information in this Prospectus, the following factors should be carefully considered before investing in the Common Stock offered hereby.

           The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus, including the risk factors discussed below, should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

Interest Rate Fluctuations

           Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates may impact the volume of mortgage loan originations, the interest spread on mortgage loans held for sale, the amount of gain or loss on the sale of mortgage loans and servicing rights and the market value of the Company's servicing portfolio.

           During periods of declining interest rates, such as occurred during 1993, the Company typically experiences an increase in mortgage loan originations, particularly those due to the refinancing of existing mortgages. An increase in, or stabilization of, interest rates for an extended period of time would adversely affect refinancing demand which could have an adverse effect on the Company's loan origination volume.

           The Company's net interest income or loss is the difference between the interest income it earns on the loans it originates or purchases as well as on other interest-earning assets and the interest expense it pays on its interest-bearing liabilities to fund such interest-earning assets. The Company principally funds its interest-earning assets from deposits and borrowings from the FHLB. The profitability of the Company's mortgage loan originations is in part a function of the spread between long-term interest rates (the rates on the loans the Company holds, whether for investment or for sale in the secondary market) and short-term interest rates (the rates at which the Company funds such mortgage loans). Since 1994, the Company's interest rate spread has declined from 3.37% for the year ended December 31, 1994 to 2.15% for the nine months ended September 30, 1996 in large part because of the decrease in the prevailing spread between long-term and short-term interest rates. There can be no assurance that future changes in interest rates will not further decrease this spread, which may adversely affect the Company's level of net interest income.

           In its retail banking operations, the Company is subject to interest rate risk on loans held in its portfolio arising from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable. Although the Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, there can be no assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Asset/Liability Management -- Interest Rate Sensitivity Analysis."

           In its mortgage banking operations, the Company is exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by the Company through the time the Company sells or commits to sell the mortgage loan. On a daily basis, the Company analyzes various economic and market factors and, based upon these analyses, projects the amount of mortgage loans it expects to sell for delivery at a future date. The actual amount of loans sold will be a percentage of the number of mortgage loans on which the Company has issued binding commitments (and thereby locked in the interest rate) but has not yet closed ("pipeline loans") to actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resultant mismatching of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, the Company will not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate committed to by the Company on such additional pipeline loans. To the extent that the hedging strategy utilized by the Company is not successful, the Company's profitability may be adversely affected. See "Business--Secondary Marketing."

           The market value of, and earnings from, the Company's mortgage loan servicing portfolio may be adversely affected by declines in interest rates. If mortgage interest rates decline and mortgage loan prepayments therefore increase due to refinancing activity, the income stream from the Company's current mortgage loan servicing portfolio may decline. In that case, the Company may be required to amortize the portfolio more quickly or reduce the carrying value of its mortgage loan servicing portfolio, which would adversely affect the Company's operating results and financial condition. See "Business -- Loan Servicing."

Access to and Cost of Funding Sources

           The Company's principal sources of funding for its operations have been deposits placed with the Bank and, to a lesser extent, borrowings from the Federal Home Loan Bank of Indianapolis (the "FHLB") and funds held in escrow for mortgage loan servicing purposes. Historically, the Company's cost of funds associated with deposits has generally been lower than its cost to borrow from the FHLB. To the extent the Company is unable to fund its asset growth through the maintenance and growth of its deposit base, it may have to rely to a greater extent on borrowings from the FHLB or other sources. If the cost of non-deposit funds are higher than the cost of deposits placed with the Bank, the Company's net interest income and profitability would be adversely affected. At September 30, 1996, the Company had a $425.0 million line of credit with the FHLB, of which, $199.9 million had been drawn and was outstanding.

           There can be no assurance that the Company will be successful in retaining access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. To the extent that the Company is not successful in maintaining the availability of its current funding sources, by retaining existing deposits and attracting new deposits and by maintaining its line of credit with the FHLB, it may have to curtail its origination of single-family mortgage loans. A reduction in the Company's origination of single-family mortgage loans could have a material effect on the Company's gain or loss on mortgage loan sales and on the Company's retention or sale of the underlying mortgage servicing rights. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Funding."

Access to Secondary Mortgage Market

           The ability of the Company to continue the mortgage banking segment of its operations, which generated a significant portion of the Company's pre-tax earnings for the nine months ended September 30, 1996, and has historically generated substantially all of the Company's earnings, is dependent upon the Company's continued access to an active secondary market in which to sell its single-family mortgage loans.

           The Company currently sells substantially all of the mortgage loans that it originates through its mortgage banking operations. The Company's ability to readily sell mortgage loans is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in those laws could limit the activity of such government sponsored enterprises or change the terms on which they acquire loans, which in turn could adversely affect the Company's operations. The Company expects that it will continue to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect its operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including the administrative costs to the Company of originating and purchasing qualifying loans.

           There can be no assurance that the Company will continue to have ready access to an active secondary market for the sale of its single-family mortgage loans or that it can continue to originate the types of loans for which such a market exists. Any significant change in the secondary market level of activity or underwriting criteria of Fannie Mae, Freddie Mac or other institutional or non-institutional investors could have a material adverse effect on the Company's results of operations.

Loan Delinquencies and Defaults on Loans

           The Company's profitability may be negatively impacted by economic downturns as the frequency of loan defaults and the amount of loss on defaulted loans tend to increase. From the time that the Company funds the mortgage loans it originates to the time it sells such loans, generally 10 to 40 days, the Company is at risk for any loan defaults. The Company's exposure to loss as a result of loan delinquencies may continue even after the Company sells a loan. Once the Company sells the mortgage loans it originates, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with the sale, the Company typically makes certain representations and warranties to the purchasers and insurers of loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines. If a loan defaults and there has been a breach of these representations and warranties, the Company becomes liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the loan. Historically, the impact of loans repurchased by the Company as the result of such breaches of representations and warranties has not been significant to the Company, although the Company repurchased $42.2 million of mortgage loans during the first nine months of 1996. However, the number and amount of loans repurchased in the future could increase due to the high volume of loans which the Company originates, acquires and sells. See "Business -- Asset Quality."

           The Company is also affected by loan delinquencies and defaults on mortgage loans that it services. Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. The Company also foregoes servicing income from the time a loan becomes delinquent until foreclosure when, if any proceeds are available, such amounts may be recovered.

Loan Concentration

           Historically, the Company's single-family mortgage loan portfolio has been concentrated in certain geographical regions, particularly Michigan, based upon the location of the property collateralizing the mortgage loan. Because borrowers of single-family mortgage loans usually reside on the collateral property, changes in economic and business conditions in the area in which the property is located can affect the borrower and thus have an effect on the performance of the loan. As of September 30, 1996, approximately 38.9% of the Company's single-family mortgage loans held for investment (as measured by unpaid principal balance) were collateralized by property located in Michigan. As a result, unfavorable or worsened economic conditions in Michigan could have a material adverse effect on the Company's financial condition and results of operations. Although the Company continues to diversify its loan portfolio geographically to minimize this risk there can be no assurance that the Company will be successful in this effort. See "Business -- Lending."

           In addition to risks associated with a geographic concentration of its loan portfolio, the Company's results of operations can be affected by the Company's concentration of credit to particular borrowers. The Company currently provides warehouse lines of credit ranging up to $5.0 million to certain mortgage companies. At September 30, 1996, the Company had issued a total of $71.6 million in such lines of credit, under which $21.9 million in borrowings was outstanding. Repayment of such loans is primarily dependent upon the successful operation of the business involved and therefore could be subject to a greater extent to adverse conditions in the economy. The Company seeks to minimize these risks by granting warehouse lines of credit generally to borrowers with which the Company has had substantial favorable business experience, by monitoring each credit drawdown for prompt repayment and by requiring collateral with a value in excess of the amount of the outstanding borrowings. At September 30, 1996, none of these loans were non-performing or classified.

Seasonality of Business

           The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. See Note 18 of Notes to the Consolidated Financial Statements.

Expansion of Retail Banking Branches

           The Company intends to grow and expand its retail banking services through the acquisition or establishment of additional Bank branches. This expansion is expected to be in communities across lower Michigan. If the Company is unable to generate a customer base within these communities because of consumer loyalty to other financial institutions or for other reasons, the Company will have incurred construction or building acquisition costs and liabilities under lease agreements as well as related branch overhead expenses without an appropriate return on its investment. See "Business -- Properties" regarding the company's branch expansion plans.

Dependence on Key Personnel

           The growth and development of the Company to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. The key employees of the Company are Thomas J. Hammond, Chief Executive Officer; Mark T. Hammond, President; Michael W. Carrie, Executive Vice President, Treasurer and Chief Financial Officer; and Joan H. Anderson, Executive Vice President. In connection with the Offering, the Company will enter into employment agreements with such employees. The Company does not carry "key person" life insurance on the lives of its officers. See "Management."

Competition

           The Company competes in the retail banking business primarily with commercial banks and thrift institutions, all of which have a substantial presence in the same markets as the Company. Competitors for deposits include thrift institutions, commercial banks, credit unions, full service and discount broker dealers, and other investment alternatives, such as mutual funds, money market funds, and savings bonds or other government securities. The Company and its peers compete primarily on price at which products are offered and on customer service, with the Company generally offering deposit rates above prevailing market rates. See "Management, Discussion and Analysis of Changes in Financial Condition and Results of Operations -- Financial Condition." In addition, the Company offers extended hours in its branches to attract a retail base of deposits.

           The Company competes in the mortgage banking business for mortgage originations with thrift institutions, banks, insurance companies, and mortgage companies, many of which operate nationwide mortgage origination networks similar to that of the Company. Primary competitive factors include service quality, relationships with builders, mortgage brokers, real estate brokers and investors, technology, product and rates and fees. Many of the Company's competitors are, or are affiliated with, organizations with substantially larger asset and capital bases (including regional and multi-national banks and bank holding companies). The Company has positioned itself with a product mix that attracts business from mortgage companies, credit unions and thrifts which may not have sufficient loan origination volume to obtain preferential pricing directly in the secondary market.

Holding Company Structure; Ability to Pay Dividends

           As a holding company without significant assets other than the capital stock of the Bank, the Company's ability to pay dividends on the Common Stock and to meet its other obligations is dependent upon the receipt of dividends from the Bank on such capital stock. The declaration of dividends by the Bank on all classes of its capital stock is subject to the discretion of the Board of Directors of the Bank and to applicable regulatory limitations. At September 30, 1996, the Bank estimates that it would have at least $8.7 million available for the payment of dividends to the Company under current OTS regulations without prior OTS approval. See "Dividend Policy."

Regulation, Possible Changes and Related Matters

           The Bank, as a federally chartered savings bank, is subject to extensive regulation, supervision and examination by the OTS and the FDIC. Such regulation and supervision establishes a comprehensive framework of activities in which a savings institution may engage and is intended primarily for the protection of depositors and the SAIF, which is administered by the FDIC. In addition, the Company, as a registered savings and loan holding company, is subject to the regulation and supervision of the OTS. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC, the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") or the U.S. Congress, could have a significant impact on the Bank and its operations. See "Regulation."

           The Company's lending activities, including its mortgage banking operations, are subject to the rules and regulations of the FHA, VA, Fannie Mae, Freddie Mac, the Government National Mortgage Association ("GNMA") and other regulatory agencies with respect to originating, processing, underwriting, selling, and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, impose licensing obligations on the Bank, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders such as the Company are required annually to submit audited financial statements to Fannie Mae, Freddie Mac, and GNMA and to comply with each regulatory entity's own financial requirements. The Company's business is also subject to examination by Fannie Mae, Freddie Mac and GNMA to assure compliance with applicable regulations, policies and procedures.

           Mortgage loan origination activities are subject to the provisions of various federal and state statutes including, among others, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder, which, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of the aforementioned regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the services, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

           In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has in the past been introduced that would, if enacted, revise current escrow regulations and establish a uniform escrow calculation methodology in all states. If such federal legislation were enacted or if other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in the Bank's servicing portfolio, the Bank's earnings would be adversely affected.

           In recent years, mortgage originators have been subject to class action lawsuits which allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. There can be no assurance that the Company or the Bank will not be the subject of such lawsuits in the future. In the event of an unfavorable court judgment in such lawsuits, if any, the Company's results of operations could be adversely affected. See "Business -- Legal Proceedings."

           There are various other state and local laws and regulations affecting the Company's operations. The Company is licensed in those states that require licensing to originate, purchase and/or service mortgage loans.

Limitations of Stock Ownership

           With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of a savings institution, such as the Bank, without prior notice or application to and the approval of the OTS. See "Regulation -- Regulation and Supervision of the Company."

Concentration of Stock Ownership

           Immediately following the Offering, the Selling Stockholders will own 40.15% of the outstanding shares of Common Stock, or approximately 32.8% if the Underwriters exercise the over-allotment option in full. Accordingly, following completion of the Offering, the Selling Stockholders will continue to hold, in the aggregate, a significant ownership interest in the Company and therefore be able to control or substantially influence the election of the Board of Directors and thus be able to direct the Company's affairs, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of Common Stock and other securities, notwithstanding their ownership of less than a majority of the outstanding shares of Common Stock.

Dilution

           Purchasers of Common Stock in the Offering will experience immediate and substantial dilution, and present stockholders will receive a substantial increase in the book value of their shares of Common Stock. See "Dilution."

No Prior Public Market; Possible Stock Price Volatility

           Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price, which was determined through negotiations between the Company and the representatives of the Underwriters and may not reflect the market price of the Common Stock after the Offering. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which none of the Company, the Bank or any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the Common Stock will develop or be maintained or that, assuming the Company receives approval for quotation of the Common Stock on the Nasdaq National Market, such quotations will be available. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Market for the Common Stock" and "Underwriting."

Shares Eligible for Future Sale

           If the Underwriters do not exercise the over-allotment option, then the Company will have 13,450,000 shares of Common Stock outstanding immediately following consummation of the Offering, of which 5,400,000 shares, representing approximately 40.15% of the outstanding shares of Common Stock, will be owned by the Selling Stockholders, and will have reserved an additional 1,345,000 of Common Stock for issuance pursuant to employee stock option plans. Of the then-outstanding shares, the 8,050,000 shares of Common Stock offered hereby will be freely tradable by non-affiliates of the Company without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 5,400,000 shares of capital stock held by the Selling Stockholders are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. None of such securities will be eligible for sale under Rule 144 before _________, 1999; provided however that holders thereof have registration rights which entitle them to require, under certain circumstances, that the Company register their shares for sale to the public at an earlier date. Further, the Company and the Selling Stockholders have agreed not to sell any shares of such stock or any rights to acquire such stock for a period of at least 180 days following the date of this Prospectus without the consent of the Underwriters. See "Selling Stockholders" and "Underwriting." Following this Offering, sales of substantial amounts of the Common Stock in the public market, whether under Rule 144 or otherwise, or the potential for such sales, could adversely affect the prevailing market prices for the Company's Common Stock and impair the Company's ability to raise capital through the sale of additional equity securities.

Anti-Takeover Provisions

           The Articles of Incorporation and Bylaws of the Company and applicable provisions of the Michigan Business Corporation Act, contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Board of Directors. Certain provisions of the Articles of Incorporation, among other things, (i) authorize the issuance of additional shares of Common Stock and serial preferred stock; (ii) classify the Board of Directors into three classes, each of which will serve for staggered three year periods; (iii) provide that a director of the Company may be removed by the stockholders only for cause; (iv) provide that only the Board of Directors or Chairman of the Board of the Company may call special meetings of the stockholders; (v) provide that the stockholders may take action only at a meeting of the stockholders; (vi) provide that the stockholders must comply with certain advance notice procedures in order to nominate candidates for director to the Board of Directors or to place stockholders' proposals on the agenda for communication at stockholders meetings; and (vii) provide that the stockholders may amend or repeal any of the foregoing provisions of the Articles of Incorporation or Bylaws only by a vote of 80% of the stock entitled to vote generally in the election of directors. In addition, the Company is subject to various anti-takeover provisions under the Michigan Business Corporation Act. See "Restrictions on Acquisition of the Company."

                                  THE COMPANY

           The Company is a Michigan-based thrift holding company which is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company is engaged, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, The Company ranked third among thrifts in mortgage loan originations, fourth in the United States in wholesale mortgage loan production and fourteenth in total mortgage loan production, as reported in Inside Mortgage
                                                                 ---------------
Finance, and was the largest privately- owned mortgage originator in the United
-------
States. Prior to this Offering, all of the common stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At September 30, 1996, the Company had consolidated total assets of $ 1.1 billion, net loans of $ 903.7 million, total deposits of $576.9 million and total stockholders' equity of $ 72.8 million.

           The principal executive offices of the Company and the Bank are located at 2600 Telegraph Road, Bloomfield Hills, Michigan, 48302 and their telephone number is (810) 338-7700.

                                USE OF PROCEEDS

           The net proceeds to the Company from the Offering (after deduction of the underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $____ million, assuming an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($___ per share) and assuming that the Underwriters' over-allotment option is not exercised. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Substantially all of the net proceeds received by the Company from the shares of Common Stock it is selling in the Offering will be contributed to the capital of the Bank to be used for general corporate purposes and to provide additional capital to the Bank to support growth in its businesses, including expansions in mortgage originations and in its loan servicing portfolio and expansions in its banking operations through the acquisition or establishment of new branches. See "Business -- Properties" regarding the Company's branch expansion plans and "Business -- General."

                                DIVIDEND POLICY

           The Company intends to declare and pay quarterly dividends on its Common Stock. It is expected that the quarterly dividend payment will be $___ per share (a rate of $___ annually), with the initial dividend to be declared and paid in 1997. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and will depend upon levels of indebtedness, future earnings, capital requirements, the operating and financial condition of the Company and its subsidiaries, and general business conditions, as well as other factors that the Board of Directors considers relevant. As a holding company, the Company's principal source of funds for the payment of dividends will be dividends received from the Bank, which are subject to certain regulatory restrictions. See "Regulation."

                          MARKET FOR THE COMMON STOCK

           The Company's outstanding shares of Common Stock are currently held solely by the Selling Stockholders and, prior to the Offering, there has been no market for its capital stock. The Company has applied to list the Common Stock for quotation on the Nasdaq National Market under the symbol "FLGS." There can be no assurance that such approval will be received. The Company will seek to encourage and will assist at least two market makers to establish and maintain a market in the Common Stock in order to fulfill the requirements for having the Common Stock quoted on the Nasdaq National Market. However, there can be no assurance that an active and liquid trading market for the Common Stock will develop or, if developed, will be sustained following the Offering.

                                CAPITALIZATION

      The following table sets forth (a) the historical capitalization of the Company at September 30, 1996 and (b) the adjusted capitalization of the Company at September 30, 1996 after giving effect to the Offering. The net proceeds to the Company from the Offering (after deduction of the underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $_____ million, assuming an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($_________) and assuming that the Underwriters' over-allotment option is not exercised. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                                                                                           At September 30, 1996
                                                                                   -----------------------------------------
                                                                                      Historical             As Adjusted
                                                                                      ----------             -----------
                                                                                           (Dollars in thousands)
Long-term debt (1)......................................................            $     13,500           $
                                                                                    ------------           -------------
Stockholders' Equity:
   Common Stock.........................................................                     112                     (2)
   Preferred Stock......................................................                      --
   Additional paid-in capital...........................................                   2,816                     (3)
   Retained earnings....................................................                  69,857
                                                                                    ------------           -------------
      Total stockholders' equity........................................                  72,785
                                                                                    ------------           -------------
                Total capitalization....................................           $      86,285           $
                                                                                   =============           =============

Ratio of equity to assets...............................................                   6.81%                      %
Ratio of tangible equity to tangible assets.............................                   6.27%                      %
Regulatory capital ratios of the Bank:
   Tangible Capital.....................................................                   5.27%                      %
   Core Capital.........................................................                   5.82%                      %
   Total Risk-Based Capital(4)..........................................                  12.04%                      %
Shares outstanding......................................................              11,250,000
Book value per common share.............................................           $        6.47           $
Tangible book value per share...........................................           $        5.93           $

-----------------

(1) Reflects FHLB advances maturing more than one year from September 30, 1996.
(2) The Company has reserved 1,345,000 shares of its Common Stock for issuance and to be available for grants under certain compensation plans. See "Management."
(3) Offering expenses are expected to be approximately $____________ million.
(4) Reflects a risk-weighting of 50% for net proceeds from the Offering because of an assumed investment in single-family mortgage loans.

                                   DILUTION

           The net tangible book value of the Company's Common Stock as of September 30, 1996 was approximately $__________ million or $_____ per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

           Dilution per share to new investors purchasing Common Stock in the Offering represents the difference between the amount per share paid and the net tangible book value per share of Common Stock immediately after the Offering. Shares used in the computation of per share amounts below include 11,250,000 shares outstanding immediately prior to the Offering and 2,200,000 shares to be issued by the Company in the Offering. After giving effect to the sale of 2,200,000 shares of Common Stock offered by the Company hereby and assuming no exercise of the over-allotment option by the Underwriters and an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($___________) (after deducting the underwriting discount and estimated Offering expenses), the pro forma net tangible book value of the Company as of September 30, 1996 would have been $__________ million or $_________ per share,representing an immediate increase in net tangible book value of $_____________ per share of existing stockholders and an immediate dilution of $___________ per share to new investors purchasing shares at the estimated public offering price. The following table illustrates this per share dilution.

          Estimated public offering price per share (1).........................................                 $
              Net tangible book value per share before the Offering (2)......................... $               $
              Increase in net tangible book value per share
                  attributable to new investors................................................. -------
          Pro forma net tangible book value per share after the Offering........................                 $
                                                                                                                 -------
          Dilution per share to new investors ..................................................                 $
                                                                                                                 =======

________________

(1) Before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.
(2) Includes mortgage servicing rights and excludes core deposit intangibles. See Notes 3 and 15 of Notes to Consolidated Financial Statements.

     The following table sets forth on a pro forma basis at September 30, 1996 the number of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriter's over-allotment option), the total consideration paid to the Company and the average price per share paid by the existing stockholders in 1987 and new investors purchasing shares of Common Stock in the Offering, assuming a public offering price of $_____ per share.

                                      Shares Owned After
                                      the Public Offering                 Total Consideration         Average Price
                                      -------------------                 -------------------
                                     Number         Percent             Amount          Percent        Per Share
                                     ------         -------             ------          -------        ---------
Existing stockholders                                     %           $                         %       $
New investors                                             %           $                         %       $
                                  -----------       ------            -----------         ------
        Total                                       100.00%           $                   100.00%
                                  ===========       ======            ===========         ======

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected consolidated financial and other data as of and for each of the five years in the period ended December 31, 1995 are derived from the Company's audited consolidated financial statements. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1995 and 1994, and the Consolidated Statements of Earnings for each of the three years in the period ended December 31, 1995, are included elsewhere in this Prospectus. The selected consolidated financial and other data as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 are derived from the Company's internal consolidated financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations to be obtained for the entire year.



                                At or for the Nine Months
                                   Ended September 30,                       At or for the Years Ended December 31,
                            ------------------------------      -----------------------------------------------------------------
                                   1996            1995                1995             1994             1993            1992
                                   ----            ----                ----             ----             ----            ----
Summary of Operations:                                             (In thousands, except per share amounts)
---------------------
Interest income............    $     57,679    $     50,269     $     71,304    $     35,112     $     29,760     $     18,735
Interest expense...........          34,121          29,401           41,443          14,486           12,052            9,227
                               ------------    ------------     ------------    ------------     ------------     ------------
Net interest income........          23,558          20,868           29,861          20,626           17,708            9,508
Provision for losses.......           1,140             189              238             290              644              380
                               ------------    ------------     ------------    ------------     ------------     ------------
Net interest income after
   provision for losses....          22,418          20,679           29,623          20,336           17,064            9,128
Non-interest income
   Loan administration
     income................          11,110          10,498           14,248          13,261            7,786            2,340
   Net gain on loan sales and
     sales of mortgage
     servicing rights......          25,453          10,510           16,228          27,357           20,400            9,921
Other  income..............           5,271           4,567            6,512           2,114            5,468            6,162
                               ------------    ------------     ------------    ------------     ------------     ------------
Total......................          41,834          25,575           36,988          42,732           33,654           18,423
                               ------------    ------------     ------------    ------------     ------------     ------------
Non-interest expense
   Compensation and
     benefits..............          18,514          11,497           19,665          18,609            7,984            5,184
   Other expense...........          27,980          17,741           22,051          19,010           13,308            7,298
                               ------------    ------------     ------------    ------------     ------------     ------------
           Total...........          46,494          29,238           41,716          37,619           21,292           12,482
                               ------------    ------------     ------------    ------------     ------------     ------------
Earnings before federal
   income taxes............          17,758          17,016           24,895          25,449           29,426           15,069
Provision for federal income
   taxes...................           6,418           6,358            9,419           9,318           10,405            5,275
                               ------------    ------------     ------------     -----------     ------------      -----------
Net earnings...............    $     11,340(1) $     10,658     $     15,476     $    16,131     $     19,021      $     9,794
                               ============    ============     ============     ===========     ============      ===========

Per Share Data:
--------------
Earnings per share.........    $       1.01    $       0.94     $       1.37    $       1.42     $       1.65     $       0.85
Book value per share.......    $       6.47    $       5.12     $       5.55    $       4.37     $       3.05     $       1.45
Weighted average number of
   shares outstanding......          11,250          11,282           11,274          11,389           11,527           11,527



                                     1991
                                     ----
Summary of Operations:
---------------------

Interest income............    $     11,928
Interest expense...........           7,385
                               ------------
Net interest income........           4,543
Provision for losses.......             343
                               ------------

Net interest income after
   provision for losses....           4,200
Non-interest income
   Loan administration
     income................           4,058
   Net gain on loan sales and
     sales of mortgage
     servicing rights......           5,730
Other income...............           7,371
                               ------------
Total......................          17,159
Non-interest expense
   Compensation and
     benefits..............          10,925
   Other expense...........           5,653
                               ------------
           Total...........          16,578
                               ------------
Earnings before federal
   income taxes............           4,781
Provision for federal income
   taxes...................           1,708
                               ------------
Net earnings...............    $      3,073
                               ============

Per Share Data:
--------------
Earnings per share.........    $       0.27
Book value per share.......    $       0.67
Weighted average number of
   shares outstanding......          11,527

                                                             (continued)

                                              At September 30,                          At December 31,
                                                               -------------------------------------------------------------------
                                                    1996             1995          1994          1993         1992           1991
                                             ------------------      ----          ----          ----         ----           ----
Summary of Financial Condition:                                                 (In thousands)
------------------------------
Cash and cash equivalents..............      $         29,374   $      29,119   $     25,656  $    8,386   $    38,016  $     7,907
Loans receivable:
   Mortgage loans available for sale...               652,514         620,455        205,480      389,073      218,266      122,437
   Loans held for investment:
      Mortgage loans...................               119,601         178,246        354,101           --           --           --
      Commercial real estate loans.....                14,288          30,504         23,383          864        1,199          849
      Commercial loans.................                26,268           8,566          7,546        6,167          239           --
      Construction loans...............                60,960          48,933         25,499       19,864       20,181       28,795
      Consumer loans...................                33,118          39,331         19,271           11           18           30
                                             ----------------   -------------   ------------  -----------  -----------  -----------
                                                      254,235         305,580        429,800       26,906       21,637       29,674
   Less:  Allowance for losses.........               (3,026)         (2,102)        (1,871)        (901)        (550)        (345)
                                             ----------------   -------------   ------------  -----------  -----------  -----------
      Total loans, net.................               903,723         923,933        633,409      415,078      239,353      151,766
                                             ----------------   -------------   ------------  -----------  -----------  -----------
Mortgage servicing rights..............                41,423          27,957         18,179       17,563       11,108        9,095
Other assets...........................                95,014          64,085         45,906       26,602       16,281        6,140
                                             ----------------   -------------   ------------  -----------  -----------  -----------
                Total assets...........      $      1,069,534   $   1,045,094   $    723,150  $   467,629  $   304,758  $   174,908
                                             ================   =============   ============  ===========  ===========  ===========

Deposits                                     $        576,914   $     526,974   $    307,624  $   190,761  $   181,171  $   160,842
FHLB advances..........................               199,856         191,156        200,750       55,000           --           --
Other liabilities......................               219,979         264,519        165,357      186,754      106,820        6,343
                                             ----------------   -------------   ------------  -----------  -----------  -----------

   Total liabilities...................               996,749         982,649        673,731      432,515      287,991      167,185

   Stockholders' equity................                72,785          62,445         49,419       35,114       16,767        7,723
                                             ----------------   -------------   ------------  -----------  -----------  -----------
                Total liabilities and

                stockholders' equity...      $      1,069,534   $   1,045,094   $    723,150  $   467,629  $   304,758  $   174,908
                                             ================   =============   ============  ===========  ===========  ===========

                                               At or for the

                                             Nine Months Ended

                                             September 30, (7)             At or for the Years Ended December 31,
                                       ---------------------------   ----------------------------------------------------
                                             1996          1995                 1995            1994            1993
                                             ----          ----                 ----            ----            ----
Performance Ratios:                                                    (Dollars in thousands)
------------------
Return on average assets.........           1.37%(1)        1.56%                 1.63%            3.19%           4.39%
Return on average equity.........          23.30%(1)       27.95%                29.42%           35.78%          69.56%
Interest rate spread.............           2.15%           2.31%                 2.36%            3.37%           3.39%
Net interest margin..............           3.21%           3.37%                 3.46%            4.63%           4.55%
Ratio of average interest earnings
   assets to average interest
   bearing liabilities...........         123.00%         122.00%               123.00%          139.00%         137.00%
Ratio of non-interest expense
   to average assets.............           5.61%(2)        4.29%                 4.39%            7.44%           4.92%
Efficiency ratio(3)..............           69.6%           60.9%                 60.4%            58.3%           41.5%
Dividend payout ratio............           8.82%          18.77%                12.92%            2.48%           4.21%

Asset Quality Data:
------------------
Net charge-offs to average loans
   outstanding...................           0.02%           0.00%                 0.00%            0.08%           0.08%
Non-performing assets to total
   assets at end of period.......           3.37%           0.81%                 1.25%            0.42%           0.60%
Non-performing loans to total
   loans at end of period........           3.49%           0.76%                 1.15%            0.27%           0.37%
Allowance for losses to total
   loans at end of period........           0.33%           0.22%                 0.23%            0.29%           0.22%
Allowance for losses to
   non-performing loans at end
   of period.....................           9.56%          29.17%                19.67%          107.59%          58.17%
Non-performing loans.............      $   31,651      $    7,145           $    10,686      $     1,739     $     1,549
Real estate owned................      $    4,373      $    1,538           $     2,359      $     1,271     $     1,249

Capital Ratios:
--------------
Tangible Capital.................           5.27%           4.59%                 5.19%            5.62%           7.41%
Core Capital.....................           5.82%           5.25%                 5.84%            6.77%           7.41%
Total Risk-based Capital.........          12.04%           9.33%                10.12%           12.23%          13.84%
Equity-to-assets.................           5.87%           5.59%                 5.54%            8.91%           6.32%

Mortgage origination
--------------------
   and servicing data:
   ------------------
Loans originated or purchased:
   Single-family mortgage loans:
      Retail.....................      $  531,975      $  452,647           $   632,696      $   705,723     $ 1,342,889
      Wholesale..................       4,417,693       2,987,019             4,562,909        3,014,450       4,877,526
      Correspondent..............         334,175              --                    --               --              --
                                       ----------      ----------           -----------      -----------     -----------
        Total....................       5,283,843       3,439,666           $ 5,195,605        3,720,173       6,220,415
   Other loans...................         104,438         120,636               162,137           94,671          33,780
                                       ----------      ----------           -----------      -----------     -----------
             Total...............      $5,388,281      $3,560,302           $ 5,357,742      $ 3,814,844     $ 6,254,195
                                       ==========      ==========           ===========      ===========     ===========
Mortgage loans sold..............      $5,227,183      $3,101,256           $ 4,760,806      $ 3,551,319     $ 6,034,828
Mortgage loans serviced
   for others....................      $6,946,080(4)   $6,044,677(4)        $ 6,788,530(4)   $ 5,691,421     $ 6,198,311
Capitalized value of mortgage
   servicing rights(5)...........           0.60%           0.38%                 0.41%(6)         0.32%           0.28%

Other Data:
----------
Full-time equivalent
   employees.....................           1,179           1,109                 1,142              869             971
Number of branches...............              15              12                    13                9               1
Number of loan centers...........              28              28                    29               30              24
Number of wholesale/
   correspondent lending
   centers.......................              10               9                     9                6               5

                                   At or for the Years Ended December 31,
                                   -------------------------------------
                                           1992           1991
                                           ----           ----
                                          (Dollars in thousands)
Performance Ratios:
------------------
Return on average assets.........           3.72%          2.83%
Return on average equity.........          84.78%         58.48%
Interest rate spread.............           2.04%          3.26%
Net interest margin..............           3.92%          3.79%
Ratio of average interest earning
   assets to average interest
   bearing liabilities...........         158.00%        119.00%
Ratio of non-interest expense
   to average assets.............           4.71%         11.76%
Efficiency ratio(3)..............           44.7%          76.4%
Dividend payout ratio............           7.66%         22.78%

Asset Quality Data:
------------------
Net charge-offs to average loans
   outstanding...................           0.09%          0.11%
Non-performing assets to total
   assets at end of period.......           0.94%          1.68%
Non-performing loans to total
   loans at end of period........           0.85%          1.39%
Allowance for losses to total
   loans at end of period........           0.23%          0.23%
Allowance for losses to
   non-performing loans at end
   of period.....................          26.84%         16.27%
Non-performing loans.............     $     2,049    $     2,120
Real estate owned................     $       802    $       826

Capital Ratios:
--------------
Tangible Capital.................           6.29%          4.30%
Core Capital.....................           6.29%          4.30%
Total Risk-based Capital.........          10.54%          8.60%
Equity-to-assets.................           5.14%          4.83%

Mortgage origination
--------------------
   and servicing data:
   ------------------
Loans originated or purchased:
   Single-family mortgage loans:
      Retail.....................     $ 1,018,388    $   437,455
      Wholesale..................       1,965,688        535,282
      Correspondent..............              --             --
                                      -----------    -----------
        Total....................       2,984,076        972,737
   Other loans...................          30,538         35,296
                                      -----------    -----------
             Total...............     $ 3,014,614    $ 1,008,033
                                      ===========    ===========
Mortgage loans sold..............     $ 2,888,564    $   895,732
Mortgage loans serviced
   for others....................     $ 3,091,399    $ 1,310,654
Capitalized value of mortgage
   servicing rights(5)...........           0.36%          0.69%

Other Data:
----------
Full-time equivalent
   employees.....................             584            322
Number of branches...............               1              1
Number of loan centers...........              14             13
Number of wholesale/
   correspondent lending
   centers.......................               4              1

                                                   (footnotes on following page)

------------------

(1) Includes the special deposit insurance assessment imposed during the nine months ended September 30, 1996 by the FDIC on all institutions whose deposits were insured by the SAIF on March 31, 1995. See "Regulation and Supervision of the Bank -- Federal Deposit Insurance." The Bank's assessment was $2.2 million, net of taxes. If such assessment had not been imposed, the Company's net earnings would have been approximately $13.5 million for the nine months ended September 30, 1996 and its return on average assets and return on average equity for the period would have been 1.63% and 27.83%, respectively.
(2) Excluding the special SAIF assessment of $2.2 million, net of taxes, incurred during the nine months ended September 30, 1996, mentioned in footnote 1 above, such ratio would have been 5.20%.
(3) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $2.2 million, net of taxes, incurred during the nine months ended September 30, 1996, mentioned in footnote 1 above, such ratio would have been 64.4% for the nine months ended September 30, 1996.
(4) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery, of $2,128,721, $1,047,846 and $536,324 at September 30, 1996 and 1995 and December 31, 1995, respectively. There was no subservicing in prior years.
(5) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).
(6) Increase from prior year arises in part from the Company's adoption in May 1995 of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which required the capitalization of mortgage servicing rights arising from loans originated by the Company as well as the continued capitalization of rights purchased from third parties.
(7) Ratios are annualized where applicable.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF CHANGES IN FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

           The Company serves as the holding company of the Bank and its other subsidiaries. The Company operates in two business segments, mortgage banking and retail banking. The mortgage banking segment involves the origination and purchase of single-family residential mortgage loans on a nationwide basis, the sale of such loans, usually on a pooled and securitized basis, in the secondary market, and the servicing of mortgage loans for investors as well as the Company's own loan portfolio. The retail banking segment involves attracting deposits from the general public and originating single-family residential mortgage loans and consumer, commercial, commercial real estate and residential construction loans, primarily through the Bank's branch network. A significant portion of the deposits attracted by the Company through its branch network and from wholesale sources are used to support the mortgage banking operations.

           The tables below set forth certain information for the Company's business segments for the periods shown. Prior to June 30, 1994, the Company did not have material retail banking operations.


                                                       Revenues
                                                       --------

                                Retail                  Mortgage
                            Banking Segment          Banking Segment           Combined
                            ---------------          ---------------           --------
                                                     (In thousands)

Nine months ended:
 September 30, 1996             $9,309                   $56,083               $65,392

 September 30, 1995              9,159                    37,284                46,443

Year ended:

 December 31, 1995              12,390                    54,459                66,849

 December 31, 1994               1,432                    61,926                63,358

                                       Earnings (Loss) Before Income Taxes
                                       -----------------------------------

                                Retail                  Mortgage
                            Banking Segment          Banking Segment           Combined
                            ---------------          ---------------           --------
                                                     (In thousands)

Nine months ended:
 September 30, 1996             $1,164(1)                $16,594               $17,758

 September 30, 1995              3,104                    13,912                17,016

Year ended:

 December 31, 1995               3,549                    21,346                24,895

 December 31, 1994              (2,127)(2)                27,576                25,449

--------------------

(1) The earnings before income taxes of the retail banking segment for the nine months ended September 30, 1996 were adversely affected by the one-time SAIF assessment of $3.4 million before taxes.
(2) The retail banking segment began with the acquisition of Security Savings Bank on July 1, 1994. See "Business--Lending--Retail Banking Operations."

           The Company's earnings are primarily dependent upon three revenue sources: its net interest income, which is the difference between interest earned on interest-earning assets (including loans held for sale in the Company's mortgage banking operations as well as loans held for investment) and interest paid on interest-bearing liabilities; fee income from servicing mortgages held by investors; and gains realized on sales of mortgage loans and mortgage servicing rights. These revenues are in turn significantly affected by factors such as changes in prevailing interest rates and in the yield curve (that is, the difference between prevailing short-term and long-term interest rates), as well as changes in the volume of mortgage originations nationwide and prepayments of outstanding mortgages.

           Since 1993 there has been a gradual flattening of the yield curve which has had the effect of reducing the Company's net interest spread. In order to offset this change, the Company has pursued a strategy of expanding its retail banking branch network in order to gain greater access to lower-cost retail deposits and reduce its reliance on wholesale funding sources and other borrowings. The Company does not use warehouse loans from commercial lending sources.

           In addition, changes in prevailing interest rates have had a significant effect on the Company's loan production volume. The Company's loan production volume more than doubled between 1992 and 1993 (from $3.0 billion to $6.3 billion) principally as a result of the record level of refinancing activity that occurred in 1993 following the sudden decline in interest rates. Excluding the 1993 surge in refinancing activity, the Company's origination volume has grown steadily and significantly each year, from $1.0 billion in 1991 to $5.4 billion in 1995 and $5.4 billion during the first nine months of 1996. This in turn has contributed to the yearly growth in net interest income and loan administration income, as well as the substantial gains on loan sales and sales of mortgage servicing rights, that the Company has been able to recognize during this period.

Results of Operations

           Overview of Operating Results. Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30,1995. Net earnings for the first nine months of 1996 were $11.3 million ($1.01 per share), a 5.6% increase from the $10.7 million ($0.94 per share) reported for the comparable period in 1995. Excluding the effect of the one-time SAIF assessment of $2.2 million (after-tax) in 1996, net earnings would have been $13.5 million ($1.20 per share), a 26.2% increase over the 1995 period. The increase resulted from increases in net gains on loan sales and sales of mortgage servicing rights (up $15.0 million, or 142.9%), and a $2.7 million, or 12.9%, increase in net interest income. The increase in net interest income resulted from a slight increase in the ratio of average interest-earning assets to interest-bearing liabilities reflecting continued strong growth in the Company's loan production volume and an 18.5% increase in average earning assets, offset in part by a decrease in the net interest spread caused by a continued flattening of the yield curve. These increases were offset by repurchases from secondary market investors; higher compensation and benefits expenses, reflecting staff increases and merit raises and an increase in general and administrative expenses resulting from increased loan production levels and expansion of the Bank's branch network.

           1995 Compared to 1994. Net earnings decreased by 3.7% to $15.5 million ($1.37 per share) in 1995 from $16.1 million ($1.42 per share) in 1994 as a result of a $11.2 million reduction in the level of gains on loan sales and sales of mortgage servicing rights ($16.2 million in 1995 compared to $27.4 million in 1994) and an increase in other non-interest expenses of $3.1 million (from $19.0 million in 1994 to $22.1 million in 1995), which more than offset a substantial increase in net interest income (from $20.6 million to $29.9 million) and significant increases in loan administration income. The reduction in part resulted from a $300.0 million decrease in the unpaid principal balance of the mortgage loans underlying the mortgage servicing rights sold as well as the sale of currently originated higher coupon mortgage servicing rights sold during 1995. The Company's mortgage servicing rights increased significantly from $5.7 billion at December 31, 1994 to $6.8 billion at December 31, 1995, reflecting a net retention of mortgage servicing rights of $1.1 billion, or 19.3%, as compared to a net reduction of mortgage servicing rights of $500 million, or 8.1%, for 1994.

           1994 Compared to 1993. Net earnings decreased by 15.3% to $16.1 million ($1.42 per share) in 1994 from $19.0 million ($1.65 per share) in 1993. Substantial increases in net interest income (16.4%), loan administration income (70.5%) and gains on loan sales and sales of mortgage servicing rights (34.3%) were offset by a $16.3 million (76.5%) increase in non-interest expense, primarily as a result of the acquisition of Security Savings in 1994. In addition, the Company increased its staffing levels during the course of 1993 to handle the surge in loan production volume caused by the record levels of refinancing activity that the mortgage industry experienced. The refinancing activity returned to normal levels during 1994, but the Company was not able to make corresponding reductions in its workforce until later in the year.

           Net Interest Income. Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995. Net interest income increased $2.7 million, or 12.9%, to $23.6 million for the nine months ended September 30, 1996, from $20.9 million for the nine months ended September 30, 1995. This increase was due primarily to a $153.0 million increase in average earning assets between the comparable periods, offset in part by the related increase in interest-bearing liabilities necessary to fund such growth. At the same time, the Company's interest rate spread declined from 2.31% for the nine months ended September 30, 1995 to 2.15% for the comparable 1996 period, which resulted in a decrease in the Company's net yield on interest earning assets to 3.21% for the nine months ended September 30, 1996 from 3.37% for the nine months ended September 30, 1995. This decrease was caused by a slight compression in the yield curve for interest earning assets priced off of 10-year and 15-year U. S. treasury securities as compared to funding sources priced off of the one-year treasury securities, which caused the decrease in the spreads achievable by the Company.

           1995 Compared to 1994. Net interest income for the year ended December 31, 1995 increased $9.3 million, or 45.1%, to $29.9 million as compared to $20.6 million for the year ended December 31, 1994. This increase was caused primarily by substantial increases in earning assets. Average earning assets were $864.0 million and $445.6 million for the years ended December 31, 1995 and 1994, respectively. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 123% for the year ended December 31, 1995, as compared to 139% for the year ended December 31, 1994. Additionally, as the Company increased its asset base, the ratio of non-interest bearing funding sources to earning assets declined. At the same time average earning assets were increasing, the Company's interest rate spread declined to 2.36% for 1995, from 3.37% for 1994. This decrease was caused by a decrease in the spreads achievable between long term mortgage rates and the rates on short term funding sources available to the Company. The net yield on interest-earning assets of the Company decreased to 3.46% for the year ended December 31, 1995 from 4.63% for the year ended December 31, 1994.

           1994 Compared to 1993. Net interest income for the year ended December 31, 1994 increased $2.9 million, or 16.4%, to $20.6 million as compared to $17.7 million in net interest income for the year ended December 31, 1993. This increase was caused primarily by an increase in earning assets, an increase in the Company's interest rate spread and a higher ratio of interest-earning assets to interest-bearing liabilities. Average earning assets increased $56.3 million, or 14.5%, from $389.3 million for 1993 to $445.6 million for 1994. The interest rate spread decreased from 3.39% to 3.37% for the same period. The ratio of average interest-earning assets to interest-bearing liabilities increased to 139% for 1994 from 137% for 1993. The net yield on the Company's interest-earning assets increased to 4.63% for 1994 from 4.55% for 1993.

           Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets.

           The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.




                                                                For the Nine Months Ended September 30,
                                  --------------------------------------------------------------------------------------------------
                                                        1996                                                1995
                                  ---------------------------------------------         --------------------------------------------
                                                                  Average                                               Average
                                                                  -------                                               -------
                                  Average Balance     Interest    Yield/Cost             Average Balance    Interest   Yield/Cost
                                  ---------------     --------    ----------             ---------------    --------   ----------
                                                                         (Dollars in thousands)

Interest-earning assets:
  Loans receivable, net....       $      952,395    $     56,430           7.90%           $     797,522    $   48,926         8.18%
  FHLB Stock...............               19,844             975           6.55%                  16,006           926         7.71%
  Other....................                7,138             274           5.12%                  12,818           417         4.34%
                                  --------------    ------------                           -------------     ---------
     Total ................              979,377          57,679           7.85%                 826,346        50,269         8.11%

     Non-interest-earning
         assets............              126,367                                                  82,776
                                  --------------                                           -------------

  Total assets.............           $1,105,744                                           $     909,122
                                  ==============                                           =============

Interest-bearing liabilities:

  Deposits ................       $      535,791          22,074           5.49%           $     418,076        17,254         5.50%
  FHLB advances............              243,564          11,226           6.15%                 238,738        11,283         6.30%
  Other....................               18,837             821           5.81%                  19,238           864         5.99%
                                  --------------    ------------                           -------------     ---------
     Total interest-bearing
         liabilities:......              798,192          34,121           5.70%                 676,052        29,401         5.80%


     Non-interest-bearing
         liabilities.......              242,673                                                 182,226
                                  --------------                                           -------------
Total liabilities..........            1,040,865                                                 858,278

  Equity...................               64,879                                                  50,844
                                  --------------                                           -------------
  Total liabilities and
     equity................       $    1,105,744                                           $     909,122
                                  ==============                                           =============
  Net interest-earning
     assets................       $      181,185                                           $     150,294
                                  ==============    ------------                          ==============     ---------
  Net interest income......                         $     23,558                                            $   20,868
                                                    ============                                             =========

  Interest rate spread.....                                                2.15%                                               2.31%
                                                                       =========                                           =========

  Net interest margin......                                                3.21%                                               3.37%
                                                                       =========                                           =========

  Ratio of average interest-
     earning assets to interest-
     bearing liabilities...                                                 123%                                                122%
                                                                       =========                                           =========





                                                                 For the Years Ended December 31,
                             -------------------------------------------------------------------------------------------------------
                                             1995                               1994                              1993
                             ------------------------------------   -------------------------------   ------------------------------

                                Average                 Average     Average               Average     Average              Average
                                Balance     Interest   Yield/Cost   Balance   Interest    Yield/Cost  Balance   Interest  Yield/Cost
                                -------     --------   ----------   -------   --------    ----------  -------   --------  ----------
                                                                    (Dollars in thousands)

Interest-earning assets:
  Loans receivable, net....    $   835,600  $    69,543    8.32%    $  419,147 $   33,533    8.00%   $ 365,671  $  28,499    7.79%
  FHLB stock...............         16,304        1,285    7.88%         9,534        553    5.80%       4,052        291    7.18%
  Other....................         12,098          476    3.93%        16,871      1,026    6.08%      19,556        970    4.96%
                               -----------  -----------             ---------- ----------            ---------   --------
  Total....................        864,002       71,304    8.25%       445,552     35,112    7.88%     389,279     29,760    7.64%

  Non-interest-earning
     assets................         85,686                              60,254                          43,571
                               -----------                          ----------                       ---------
  Total assets.............    $   949,688                          $  505,806                       $ 432,850
                               ===========                          ==========                       =========

Interest-bearing liabilities:
  Deposits.................    $   445,719       25,123    5.64%    $  203,263      9,037    4.45%   $ 174,903      7,431    4.25%
  FHLB advances............        237,535       15,072    6.35%        83,912      3,726    4.44%      42,727      1,537    4.29%
  Other....................         19,703        1,248    6.33%        34,267      1,723    5.03%      65,916      3,084    4.68%
                               -----------  -----------             ---------- ----------            ---------   --------
Total interest-bearing
     liabilities:..........        702,957       41,443    5.89%       321,442     14,486    4.51%     283,546     12,052    4.25%

  Non-interest-bearing
      liabilities..........        194,128                             139,278                         121,959
                               -----------                          ----------                       ---------
Total Liabilities:.........        897,085                             460,720                         405,505

     Equity................         52,603                              45,086                          27,345
                               -----------                          ----------                       ---------
     Total Liabilities and
         Equity............    $   949,688                          $  505,806                       $ 432,850
                               ===========                          ==========                       =========
  Net interest-earning
     assets................    $   161,045                          $  124,110                       $ 105,733
                               ===========  -----------             ========== ----------            =========   ---------
  Net interest income......                 $    29,861                        $   20,626                        $ 17,708
                                            ===========                        ==========                        =========
  Interest rate spread.....                                2.36%                             3.37%                           3.39%
                                                        ========                          ========                         =======

  Net interest margin......                                3.46%                             4.63%                           4.55%
                                                        ========                          ========                         =======
  Ratio of average interest-
     earning assets to
  interest-bearing
  liabilities..............                                 123%                              139%                            137%
                                                        ========                          ========                         =======


           Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                             For The Nine Months
                             Ended September 30,                            For The Year Ended December 31,
                    --------------------------------------            ---------------------------------------
                                1996 vs. 1995                                       1995 vs. 1994
                                -------------                                       -------------
                       Rate         Volume        Net                     Rate         Volume         Net
                       ----         ------        ---                     ----         ------         ---
Interest Income:                                                                   (In thousands)
----------------

  Loans
  receivable, net.  $   (1,696)  $    9,200    $   7,504              $    1,351    $   34,659     $   36,010
  FHLB stock......        (120)         195           75                     136           437            573
  Other...........          75         (244)        (169)                   (362)          (29)          (391)
                    ----------   ----------    ---------              ----------    ----------     ----------

      Total.......  $   (1,741)  $    9,151    $   7,410              $    1,125    $   35,067     $   36,192
                    ----------   ----------    ---------              ----------    ----------     ----------
Interest Expense:
----------------

  Deposits........  $      (30)  $    4,850    $   4,820              $    2,420    $   13,666     $   16,086
  FHLB advances...        (280)         223          (57)                  1,636         9,710         11,346
  Other...........         (26)         (17)         (43)                    277          (752)          (475)
                    ----------   ----------    ---------              ----------    ----------     ----------

      Total.......  $     (336)  $    5,056    $   4,720              $    4,333    $   22,624     $   26,957
                    ----------   ----------    ---------              ----------    ----------     ----------

  Net Change in
     Net Interest

     Income.......  $   (1,405)  $    4,095    $   2,690              $   (3,208)   $   12,443     $    9,235
                    ==========   ==========    =========              ==========    ==========     ==========



                    For The Year Ended December 31,
                    ------------------------------
                            1994 vs. 1993
                            -------------
                         Rate         Volume          Net
                         ----         ------          ---
Interest Income:
----------------
  Loans
  receivable, net.    $      756   $    4,278    $    5,034
  FHLB stock......           (30)         394           364
  Other...........           218         (264)          (46)
                      -----------  ----------    ----------

      Total.......    $      944   $    4,408    $    5,352
                      ----------   ----------    ----------
Interest Expense:
----------------

  Deposits........    $      345   $    1,261    $    1,606
  FHLB advances...            64        2,125         2,189
  Other...........           230       (1,591)       (1,361)
                      ----------   ----------    ----------

      Total.......    $      639   $    1,795    $    2,434
                      ----------   ----------    ----------

  Net Change in
     Net Interest

     Income.......    $      305   $    2,613    $    2,918
                      ==========   ==========    ==========

           Provision for Losses. Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995. The provision for losses increased to $1.1 million for the nine months ended September 30, 1996 from $189,000 for the nine months ended September 30, 1995. This increase was primarily due to an increase in non-accrual loans to $31.7 million at September 30, 1996 from $7.1 million at September 30, 1995. During the first nine months of 1996, the Company experienced a higher rate of loan repurchases due to factors such as the effects of the high volume of loan originations and sales in the 1993-1996 period and the increased scrutiny by the Company's primary loan investors resulting from their adoption of revised underwriting criteria and automated review procedures. Notwithstanding this increased level of repurchases, the Company's loss experience has remained relatively stable through the period ending September 30, 1996, with net charge-offs during the first nine months of 1996 equal to only 0.02% of average loans compared to 0.00% during 1995.

           1995 Compared to 1994. The provision for losses decreased to $238,000 in 1995 from $290,000 in 1994. This decrease was not significant based on the minimal amount of net charge-offs during 1995.

           1994 Compared to 1993. The provision for losses decreased to $290,000 in 1994 from $644,000 in 1993. This decrease was primarily due to the acquisition of Security Savings in 1994 and the allowance for losses of $1.0 million that resulted from the purchase. Based on the allowance subsequent to the acquisition, management determined that a reduced provision for 1994 was appropriate. Further, the allowance for 1994 was $970,000 larger than in 1993.

           Non-Interest Income. Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995. Non-interest income increased $16.2 million, or 63.3%, to $41.8 million for the nine months ended September 30, 1996, from $25.6 million for the nine months ended September 30, 1995. The majority of this increase resulted from increased net gains on loan sales and sales of mortgage servicing rights.

           Decisions to sell mortgage servicing rights are influenced in part by federal regulations and OTS supervision of the Bank. Such regulations, in part, limit the amount of mortgage servicing rights that the Bank may consider for purposes of satisfying its minimum regulatory capital requirements. See "Regulation -- Regulation and Supervision of the Bank." Thus, sales of mortgage servicing rights may be undertaken for regulatory purposes. In addition, sales may also be undertaken to take advantage of market prices that exceed the Bank's internal valuation of such rights.

           1995 Compared to 1994. For the year ended December 31, 1995, non-interest income decreased $5.7 million, or 13.4%, to $37.0 million from $42.7 million for the year ended December 31, 1994. The majority of the decrease was attributable to a decrease in the net gains on mortgage loan sales and sales of mortgage servicing rights, together with a slight decrease in the volume of mortgage servicing rights sold.

           1994 Compared to 1993. Non-interest income for the year ended December 31, 1994 increased $9.0 million, or 26.7%, from $33.7 million for the year ended December 31, 1993. The increase in non-interest income in 1994 as compared to 1993 was due to an increase in 1994 in both loan administration income and net gains on mortgage loan sales and sales of mortgage servicing rights.

           Loan Administration. Nine Months Ended September 30, 1996 Compared to
                                ------------------------------------------------
the Nine Months Ended September 30, 1995. Loan administration income increased
----------------------------------------
$600,000 or 5.7%, to $11.1 million for the nine months ended September 30, 1996, from $10.5 million for the nine months ended September 30, 1995. This increase resulted primarily from an increase of $900 million in mortgage loans serviced. At September 30, 1996, the unpaid principal balance of loans serviced for others increased $900 million, or 15.0%, to $6.9 billion, from $6.0 billion at September 30, 1995. At September 30, 1996 and September 30, 1995, the weighted average servicing fee on loans serviced for others was 0.283% (i.e., 28.3 basis points).

           1995 Compared to 1994. For the year ended December 31, 1995, loan
           ---------------------
administration income increased $1.0 million, or 7.5%, to $14.3 million from $13.3 million for the year ended December 31, 1994. This increase was attributable to an increase in loans being serviced at December 31, 1995, of $1.1 billion, or 19.3%, from $5.7 billion at December 31, 1994. The weighted average fee on loans serviced for others (excluding subserviced loans) was 0.287% at December 31, 1995 and 1994.

           1994 Compared to 1993. Loan administration income for the year ended
           ---------------------
December 31, 1994 increased $5.5 million, or 70.5%, from $7.8 million for the year ended December 31, 1993. This increase resulted from an increase in the average outstanding balance of mortgage loans serviced for others of approximately $2.2 billion. The weighted average fee on loans serviced for others (excluding subserviced loans) was 0.287% at December 31, 1994 and 0.282% at December 31,1993.

           Loans serviced for others excludes short-term subservicing, which is the servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery to the purchaser. At September 30, 1996 and December 31, 1995, the amount of servicing for others excluded subservicing of $2.1 billion and $536.3 million, respectively. At December 31, 1994, the Company was not engaged in any subservicing.

                Net Gain on Loan Sales and Sales of Mortgage Servicing Rights. September 30, 1996 Compared to September 30, 1995. For the nine months ended
-------------------------------------------------
September 30, 1996, net gain on loan sales and sales of mortgage servicing rights increased $15.0 million, or 142.9%, to $25.5 million, from $10.5 million for the comparable 1995 period. This increase primarily resulted from the increased amount of mortgage servicing rights sold. Specifically, this change resulted from a $10.5 million increase in the gain on sale of mortgage servicing rights and a $4.5 million increase on the gain on sale of loans. These higher levels of gains are attributable to increases in the amount of mortgage servicing rights and loans sold. For the nine month period ended September 30, 1995 versus the same period in 1996, the principal balance of the loans underlying the mortgage servicing rights sold increased from $1.8 billion to $3.5 billion. Over the same time period, the amount of loans sold grew from $3.1 billion to $5.2 billion.

           1995 Compared to 1994. For the year ended December 31, 1995, net gain
           ---------------------
on loan sales and sales of mortgage servicing rights decreased $11.2 million, or 40.9%, to $16.2 million, from $27.4 million for 1994. This decrease was a function of a $15.1 million decrease in the gain on sale of mortgage servicing rights and a $3.9 million increase in the gain on sale of mortgage loans. The decrease in the gain on sale of mortgage servicing rights was attributable to both a $300 million decrease in the principal balance of the loans underlying the mortgage servicing rights sold from $2.6 billion to $2.3 billion as well as the sale of currently originated lower coupon mortgage servicing rights during 1995. The increase in the gain on the mortgage loans sold was principally the result of the increase in the volume of loans sold for the year ended 1995 of $1.2 billion, from $3.6 billion in 1994 to $4.8 billion in 1995.

           1994 Compared to 1993. Net gain on loan sales and sales of mortgage
           ---------------------
servicing rights increased $7.0 million, or 34.3%, to $27.4 million during 1994 from $20.4 million for 1993. This growth was attributable to a $15.1 million increase in the gain on sale of mortgage servicing rights offset by an $8.1 million decrease in the gain on sale of mortgage loans. The higher level of gain on sale of mortgage servicing rights was primarily a function of a $1.4 billion increase in the principal balance of the loans underlying the mortgage servicing rights sold. The decrease on the gain on sale of mortgage loans was primarily attributable to a $2.4 billion reduction in the amount of mortgage loans sold.

           Mortgage servicing rights originated or acquired by the Company are capitalized pursuant to Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," which the Company adopted in May 1995. The value of mortgage servicing rights acquired are periodically evaluated in relation to the estimated discounted net future servicing revenues. See Note 3 of Notes to Consolidated Financial Statements. At September 30, 1996 and December 31, 1995 and 1994, the estimated fair value of the mortgage servicing rights in excess of their stated book value was approximately $34.7 million, $42.4 million, and $54.1 million, respectively. See Note 7 of Notes to Consolidated Financial Statements.

           Other Fees and Charges. Nine Months Ended September 30, 1996 Compared
                                   ---------------------------------------------
to the Nine Months Ended September 30, 1995. For the nine months ended September
-------------------------------------------
30, 1996, other fees and charges, which includes certain loan fees and charges, deposit-related fees and escrow waiver fees, increased $0.7 million, or 15.2%, to $5.3 million from $4.6 million for the nine months ended September 30, 1995. This increase was a result of an overall increase in mortgage loan originations in the nine months ended September 31, 1996 as compared to the same period in 1995.

           1995 Compared to 1994. Other fees and charges increased $4.4 million,
           ---------------------
or 209.5%, to $6.5 million for 1995 from $2.1 million for 1994. This increase was attributable to an increase in underwriting fees in 1995 as compared to 1994 and an overall increase in mortgage loan originations in 1995.

           1994 Compared to 1993. For 1994, other fees and charges decreased
           ---------------------
$3.4 million, or 61.8%, to $2.1 million from $5.5 million for 1993. This decrease principally was due to a reduction in escrow waiver fees in 1994 as compared to 1993, and an overall decrease in mortgage loan originations in 1994.

           Non-Interest Expense. The following table sets forth components of the Company's non-interest expense, prior to allocation of expenses related to loan originations that are deferred pursuant to SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." As required by SFAS No. 91, mortgage loan fees and certain direct origination costs (principally compensation and benefits) are capitalized and amortized rather than immediately expensed. Certain other expenses associated with loan production, however, are not required to be capitalized. These expense amounts are reflected on the Company's statement of earnings net of the portion that must be capitalized under SFAS No. 91. However, management believes that the analysis of non-interest expense on a "gross" basis (i.e., prior to the deferral of capitalized loan origination costs) more clearly reflects the changes in total overhead costs associated with increased loan production. See Note 3 of Notes to Consolidated Financial Statements for further information.


                                                For the nine months ended
                                                      September 30,                          For the years ended December 31,
                                         ----------------------------------------  -------------------------------------------------

                                                1996                1995                1995             1994             1993
                                                ----                ----                ----             ----             ----
                                                                                 (In thousands)
Compensation and benefits..........      $       30,327      $       21,696        $       30,809  $       25,424    $       21,643
Commissions........................               9,339               7,972                11,102           9,340            13,698
Occupancy and equipment............               8,687               6,605                 8,873           7,339             4,599
Advertising........................                 654                 477                   597           1,110             2,738
Core deposit premium
     amortization..................                 968                 972                 1,330             651                --
Federal deposit insurance
     premiums......................               4,184                 788                 1,122             803               579
Other..............................              14,878              10,642                15,536          11,978             8,030
                                         --------------      --------------        --------------  --------------    --------------
     Subtotal......................              69,037              49,152                69,369          56,645            51,287
Less: deferral of capitalized
     loan origination costs........             (22,543)            (19,914)              (27,653)        (19,026)          (29,995)
                                         --------------       -------------        --------------   -------------    --------------
     Total.........................      $       46,494       $      29,238        $       41,716   $      37,619    $       21,292
                                         ==============       =============        ==============   =============    ==============

                  Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995. Non-interest expense for the nine months ended September 30, 1996, increased $17.3 million, or 59.2%, to $46.5 million, from $29.2 million for the same period in 1995. The largest contributing factors to this increase were higher compensation and benefits and general and administrative expenses.

           Compensation and benefits, excluding the capitalization of direct loan origination costs, increased by $8.6 million, or 39.6%, to $30.3 million for the nine months ended September 30, 1996 from $21.7 million for the nine months ended September 30, 1995. The increase in compensation and benefits was attributable to an increase in the number of full-time equivalent employees and increased salaries of senior management and staff . The number of full-time equivalent employees of the Company increased to 1,179 persons at September 30, 1996 from 1,142 persons at December 31, 1995.

           Higher general and administrative expenses also contributed to the increased non-interest expense for the nine months ended September 30, 1996 as compared to the same period in 1995. The increase in general and administrative expenses reflected a 56.0% increase in loan production and an increase in overall activity because of increased mortgage loan production recorded during the nine months ended September 30, 1996 of $5.3 billion compared to $3.4 billion for the nine months ended September 30, 1995. This increase in general and administrative expenses was also a result of an increase in the number of the Bank's branches from 12 at September 30, 1995 to 15 at September 30, 1996.

           In addition, general and administrative expense for the nine month period ended September 30, 1996, reflects the one-time special assessment imposed by the FDIC pursuant to federal legislation adopted on such date. See "Regulation -- Federal Deposit Insurance." Such assessment affected all thrifts, including the Bank, whose deposits were insured by the SAIF administered by the FDIC and was imposed to capitalize the SAIF to the same extent as the Bank Insurance Fund and thereby eliminate the disparity in related premiums charged by the two Funds. Based upon notice received from the FDIC, the Bank's special assessment totaled $3.4 million, or $2.2 million, net of tax. In 1997, subsequent to such assessment, the Bank's annual premium expense for FDIC deposit insurance is expected to be approximately 6.5 basis points (charged against the Bank's insurable deposit base) as compared to 23 basis points prior to the assessment.

           1995 Compared to 1994. Non-interest expense for the year ended December 31, 1995 increased $4.1 million, or 10.9%, to $41.7 million from $37.6 million for the year ended 1994. This increase was primarily a result of increased compensation and benefits and increased general and administrative expenses. Compensation and benefits totaled $30.8 million, and $25.4 million for the years ended December 31, 1995 and 1994 respectively. This increase was primarily a result of an increase in the number of full-time equivalent employees from 869 persons to 1,142 persons at December 31, 1994 and 1995, respectively. Increased general and administrative expenses for 1995 were attributable to an increase in the number of branches from 9 at December 31, 1994 to 13 at December 31, 1995. The increase in general and administrative expenses corresponded to an increase in mortgage loan originations of $1.5 billion, or 40.5%, from $3.7 billion for 1994 to $5.2 billion for 1995.

           1994 Compared to 1993. Non-interest expense for the year ended December 31, 1994 increased $16.3 million, or 76.5%, over the $21.3 million of such expense for the year ended December 31, 1993. This increase was partially a result of increased compensation and benefits. Compensation and benefits increased $3.8 million, or 17.6%, to $25.4 million for 1994 from $21.6 million for 1993.

           Non-interest expense also increased as a result of the Company's acquisition of Security Savings on July 1, 1994, a $228 million thrift located in Jackson, Michigan. Among the costs of acquisition was the continued employment of approximately 100 former employees of Security Savings. In addition, Security Savings also had a main office as well as a six-branch network and the Company's retention of the main office and branches following the acquisition contributed to the $2.7 million, or 58.7%, increase in occupancy and equipment expense from 1993 to 1994.

           Federal Income Taxes. Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995. Federal income tax expense for the nine months ended September 30, 1996, remained unchanged from the same period in 1995. The Company's effective rate for the 1996 period was 36.0% versus 37.6% for the 1995 period. See Note 10 of Notes of Consolidated Financial Statements.

           1995 Compared to 1994. Federal income tax expense totaled $9.4 million and $9.3 million for the years ended December 31, 1995 and 1994, respectively. The effective rate was 37.8% and 36.5% for 1995 and 1994, respectively. The increase in effective rate was due to a higher amount of non-deductible expenses. See Note 10 of Notes to Consolidated Financial Statements.

           1994 Compared to 1993. Federal income tax expense decreased for 1994 from $10.4 million for 1993 to $9.3 million for 1994. The effective rate for these years increased to 36.5% from 35.4%. The effective rate increased as a result of non-deductible expenses. See Note 10 of Notes to Consolidated Financial Statements.

           Financial Condition

           1996 Activity. Assets. The Company's assets totaled $1.07 billion at September 30, 1996, an increase of approximately $25.0 million, or 2.4%, as compared to $1.05 billion at December 31, 1995. This increase was primarily due to increases in mortgage loans held for sale, premises and equipment, mortgage servicing rights, and other assets, offset in part by decreases in loans held for investment.

           Loans Receivable. Mortgage loans available for sale and mortgage loans held for investment decreased, in the aggregate, $26.6 million from $798.7 million at December 31, 1995 to $772.1 million at September 30, 1996. Mortgage loans available for sale increased $32.0 million, or 5.2%, to $652.5 million at September 30, 1996, from $620.5 million at December 31, 1995.

See "Business -- Lending." Loans held for investment decreased $51.4 million, or 16.8%, to $254.2 million at September 30, 1996, from $305.6 million at December 31, 1995. Loans held for investment include both loans originated for the Company's own portfolio through the retail banking segment and loans with characteristics that do not conform to underwriting standards for sale as conforming loans in the secondary market. See "Business -- Lending."

           Allowance for Losses. The allowance for losses totaled $3.0 million at September 30, 1996, an increase of $900,000, or 42.9%, from $2.1 million at December 31, 1995. The allowance for losses as a percentage of non-performing loans was 9.56% and 19.67% at September 30, 1996 and December 31, 1995, respectively. The Company's non-performing loans as a percentage of total loans were 3.49% and 1.15% at September 30, 1996 and December 31, 1995, respectively. These non-performing loans totaled $31.7 million, and $10.7 million at September 30, 1996 and December 31, 1995, respectively.

           The increase in non-performing loans at September 30, 1996 resulted in part from the repurchase of $42.2 million in mortgage loans from the secondary market during the nine months ended September 30, 1996. Loan repurchases are an ongoing part of the Company's operations since all loans sold in the secondary market are generally subject to detailed underwriting reviews by the ultimate purchaser. The increased provision for losses was made based upon management's evaluation of the factors relating to the portfolio and reflected consideration of the recent increase in loans repurchased from loan investors. The significant increase in loan origination volume in the 1993-1996 period, combined with the adoption of revised underwriting criteria and automated review procedures, have caused the increase in such repurchases. Although the Company's historical charge-off experience has been minimal and management believes that the allowance for losses is adequate, there can be no assurance that the Company will not be required to increase significantly its allowance for losses. See "Business - Asset Quality." Overall, losses are generally mitigated by the relatively low loan-to-value ratios of the loans originated, private mortgage insurance for loans with an 80% -or- greater loan-to-value ratio and the ability of the Company to seek recoveries from correspondent lenders and, in certain circumstances, contract underwriters. See "Business -- Allowance for Losses."

           FHLB Stock. Holdings of FHLB stock increased from $17.8 million at December 31, 1995 to $20.5 million at September 30, 1996 as the Bank's total mortgage loan portfolio has increased. As a member of the FHLB, the Bank is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its home mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. See "Regulation -- Regulation and Supervision of the Bank -- Federal Home Loan Bank System."

           Premises and Equipment. Premises and equipment, net of accumulated depreciation, totaled $21.0 million at September 30, 1996, an increase of $3.0 million, or 16.7%, from $18.0 million at December 31, 1995. This increase reflects the Company's investment in technology, along with the expansion of the retail deposit branch offices, and the increased national presence in the mortgage acquisition area. See "Business -- Technology," "-- Lending" and "-- Retail Loan Production."

           Mortgage Servicing Rights. Mortgage servicing rights totaled $41.4 million at September 30, 1996, an increase of $13.4 million, or 47.9%, from $28.0 million at December 31, 1995. The increase at September 30, 1996 is attributable to a $200 million servicing increase in the principal balance of the loans underlying the mortgage servicing rights. Specifically, for the nine month period ended September 30, 1996, $4.6 billion of loans underlying mortgage servicing rights were originated and purchased, and $4.4 billion were reduced through sales, prepayments, and amortization. In addition, because of sales of servicing during the first nine months of 1996, the mortgage servicing portfolio at September 30, 1996 contained a greater percentage of capitalized servicing rights which are reflected as assets on the Company's statement of financial condition (reflecting largely servicing rights originated after the adoption of SFAS No. 122) than it did at December 31, 1995. See "Business -- Lending."

           Other Assets. Other assets increased $21.5 million, or 103.4%, to $42.3 million at September 30, 1996, from $20.8 million at December 31, 1995. The majority of this increase was attributable to receivables recorded in conjunction with a $700 million sale of mortgage servicing rights during September 1996. Upon a sale of mortgage servicing rights, the Company receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. In connection with the sale of mortgage servicing rights during the nine-month period ended September 30, 1996, the Company recorded receivables of $24.3 million at September 30, 1996. The balance due is paid upon transfer by the Bank of the related mortgage loan servicing documents, usually within ninety days thereafter. See "Business -- Loan Servicing."

           Liabilities. The Company's total liabilities increased $14.1 million, or 1.4%, to $996.8 million at September 30, 1996, from $982.7 million at December 31, 1995. This increase was primarily attributable to increases in the Bank's deposit portfolio as well as changes in the amount of escrows held on mortgage loans, the amount of escrows held for investors and the amount of FHLB advances, offset in part by a decrease in the amount of undisbursed payments on loans serviced for others and the amount of liability for checks issued.

           Deposits. Deposit accounts increased $49.9 million, or 9.5%, to $576.9 million at September 30, 1996, from $527.0 million at December 31, 1995. This increase reflects the Company's deposit growth strategy through its branch network and its pricing strategy. Branch facilities have grown from 13 at December 31, 1995 to 15 at September 30, 1996. The Company's aggressive pricing strategy attracts one-year certificates of deposit and brokered funds. The Company relies upon both its retail customer base and nationwide advertising of its deposit rates to attract deposits through the pricing of deposits at up to 0.25% (i.e., 25 basis points) over the prevailing market rate. At September 30, 1996, the Company's certificates of deposit totaled $479.1 million, with an average balance of $30,000 and a weighted average cost of 5.95%. Of such amount, approximately $180.4 million were brokered deposits with a weighted average cost of 5.85%. See "Business--Funding Sources."

           FHLB Advances. FHLB advances increased $8.7 million, or 4.6%, to $199.9 million at September 30, 1996, from $191.2 million at December 31, 1995. The Company relies upon such advances as a source of funding for the origination or purchase of loans for sale in the secondary market. See "Capitalization." The outstanding balance of FHLB advances fluctuates from time to time depending upon the Company's current inventory of loans held for sale (i.e., its "warehousing") and the availability of lower cost funding from its retail deposit base and its escrow accounts. See "-- Liquidity and Capital Resources."

           Undisbursed Payments. Undisbursed payments on loans serviced for others decreased $8.9 million, or 14.8%, to $51.1 million at September 30, 1996, from $60.0 million at December 31, 1995. The month-end average amount of these funds was $73.6 million and $49.6 million during 1996 and 1995, respectively. These amounts represent payments received from borrowers for interest, principal and related loan charges, which have not been remitted. These balances fluctuate with the size of the servicing portfolio and increase during a time of high payoff or refinance volume.

           Escrow Accounts. The amount of funds in escrow accounts increased $3.1 million, or 3.5%, to $92.0 million at September 30, 1996, from $88.9 million at December 31, 1995. The average of the month end balances in these accounts was $83.8 million and $86.5 million during 1996 and 1995, respectively. These accounts are maintained on behalf of mortgage customers and include funds earmarked for real estate taxes, homeowner's insurance, and other insurance product liabilities. These balances fluctuate with the size of the servicing for others portfolio and also depend upon the scheduled payment dates for the related expenses.

           Liability for Checks Issued. The liability for checks issued decreased $47.5 million, or 55.4%, to $38.3 million at September 30, 1996, from $85.8 million at December 31, 1995. This liability reflects the outstanding amount of checks the Company has written in conjunction with acquiring mortgage loans. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

           Federal Income Taxes Payable. Federal income taxes payable increased $4.1 million, or 27.9%, to $18.8 million at September 30, 1996, from $14.7 million at December 31, 1995. This increase was primarily attributable to the timing of payments and an increase in the net deferred tax liability. See Note 10 of Notes to the Consolidated Financial Statements.

           Other Liabilities. Other liabilities increased $5.3 million, or 41.1%, to $18.2 million at September 30, 1996, from $12.9 million at December 31, 1995. This liability primarily reflects amounts received in conjunction with acquiring mortgage loans, but not yet applied. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

           1995 Activity. Assets. The Company's total assets at December 31, 1995 increased $326.8 million, or 45.2% from $723.2 million at December 31, 1994. This increase was primarily attributable to increases in mortgage loans held for sale, premises and equipment, mortgage servicing rights, FHLB stock, and other assets, offset in part by decreases in loans held for investment.

           Loans Receivable. Mortgage loans available for sale and mortgage loans held for investment increased, in the aggregate, from $559.6 million at December 31, 1994 to $798.7 million at December 31, 1995. Mortgage loans available for sale increased $415.0 million, or 201.9%, from $205.5 million at December 31, 1994 to $620.5 million at December 31, 1995. See "Business-- Lending." Loans held for investment decreased $124.2 million, or 28.9%, to $305.6 million at December 31, 1995, from $429.8 million at December 31, 1994. This decrease was primarily attributable to the reclassification of approximately $185.0 million in loans to the "mortgage loans available for sale" category based upon accounting guidance released by the Financial Accounting Standards Board as to the appropriate application of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such loans had previously been classified as "loans held for investment." For further information, see Note 4 of Notes to Consolidated Financial Statements.

           Allowance for Losses. The allowance for losses increased $200,000, or 10.5% at December 31, 1995, from $1.9 million at December 31, 1994. The allowance for losses as a percentage of non-performing loans was 19.67%, and 107.59% at December 31, 1995 and December 31, 1994, respectively. The Company's non-performing loans as a percentage of total loans was 1.15% and 0.27% at December 31, 1995 and December 31, 1994, respectively. These non-performing loans totaled $10.7 million and $1.7 million at December 31, 1995 and December 31, 1994, respectively. The increase in allowance for losses resulted primarily from the provisions for losses together with a minimal amount of net charge-offs.

           FHLB Stock. Holdings of FHLB stock increased from $12.8 million at December 31, 1994 to $17.8 million at December 31, 1995, as a result of the increase of the Bank's total mortgage loan portfolio.

           Premises and Equipment. The amount of premises and equipment at December 31, 1995 increased $3.5 million, or 24.1%, from $14.5 million at December 31, 1994 to $18.0 million at December 31, 1995. This increase reflects the Company's investment in technology, along with the expansion of the retail deposit branch offices, and the increased national presence in the mortgage acquisition area. See "Business -- Technology," "-- Lending" and "-- Retail Loan Production."

           Mortgage Servicing Rights. Mortgage servicing rights increased at December 31, 1995 by $9.7 million, or 53.3%, from $18.2 million at December 31, 1994. The increase in such rights reflects the Company's adoption in 1995 of SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires the capitalization of both mortgage servicing rights associated with loans originated by the Company as well as purchased mortgage servicing rights ("PMSRs") associated with loans acquired by the Company. Previously, the Company was only required to capitalize PMSRs. See Note 3 of Notes to Consolidated Financial Statements. The increase at December 31, 1995 was also attributable to the increased volume of mortgage loan production since 1994, from $3.7 billion during 1994 to $5.2 billion during 1995. See "Business -- Lending"

           Other Assets. Other assets increased $7.4 million, or 55.2%, at December 31, 1995 from $13.4 million at December 31, 1994. The majority of this increase was attributable to receivables recorded in conjunction with a $500 million sale of mortgage servicing rights during December 1995. Upon a sale of mortgage servicing rights, the Company receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. In connection with the sale of mortgage servicing rights during 1995, the Company recorded receivables of $6.3 million at December 31, 1995.

           Liabilities. Total liabilities at December 31, 1995 increased $309.0 million, or 45.9%, from $673.7 million at December 31, 1994 to $982.7 million. This increase was primarily attributable to an increase in the Company's deposit portfolio as well as changes in the amount of escrows held on mortgage loans, the amount of undisbursed payments on loans serviced for others, the amount of escrows held for investors, and the amount of liability for checks issued, offset in part by a decrease in the amount of FHLB advances.

           Deposits. Deposit accounts at December 31, 1995 increased by $219.4 million, or 71.3%, from $307.6 million at December 31, 1994. This increase reflects the Company's deposit growth strategy through its branch network and its pricing strategy. Branch facilities have grown from nine at December 31, 1994 to 13 at December 31, 1995. The Company relies upon both its retail customer base and nationwide advertising of its deposit rates to attract deposits through the pricing of deposits at up to 0.25% (i.e., 25 basis points) over the prevailing market rate.

           FHLB Advances. FHLB advances decreased $9.6 million, or 4.8%, from $200.8 million at December 31, 1994, to $191.2 million at December 31, 1995. The outstanding balance of FHLB advances fluctuates from time to time depending upon the Company's current inventory of loans held for sale (i.e., its "warehousing") and the availability of lower cost funding from its retail deposit base and its escrow accounts. See "Liquidity and Capital Resources."

           Undisbursed Payments. Undisbursed payments on loans serviced for others increased $25.0 million, or 71.4%, to $60.0 million at December 31, 1995 from $35.0 million at December 31, 1994. The month-end average amount of these funds was $49.6 million and $36.9 million during 1995 and 1994, respectively. These balances fluctuate with the size of the servicing portfolio and increase during a time of high payoff or refinance volume.

           Escrow Accounts. The amount of funds held in escrow accounts increased $11.5 million, or 14.1%, to $88.9 million at December 31, 1995 from $77.9 million at December 31, 1994. The averages of the month-end balances in these accounts were $86.5 million and $85.1 million during 1995 and 1994, respectively.

           Liability for Checks Issued. The liability for checks issued increased $46.4 million, or 117.8%, to $85.8 million at December 31, 1995 from $39.4 million at December 31, 1994. This increase was attributable to an increased volume of loans in the Company's mortgage pipeline.

           Federal Income Taxes Payable. Federal income taxes payable increased $7.2 million, or 96.0%, at December 31 1995 from $7.5 million at December 31, 1994. This increase was primarily attributable to the timing of payments and the increase in the net deferred tax liability. See Note 10 of Notes to the Consolidated Financial Statements.

           Other Liabilities. Other liabilities increased $8.2 million, or 174.5%, to $12.9 million at December 31, 1995, from $4.7 million at December 31, 1994. This liability primarily reflects amounts received in conjunction with acquiring mortgage loans, but not yet applied. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

Liquidity and Capital Resources

           Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations on a timely and cost-effective basis. The Company has no other significant business other than that of the Bank. The Company's primary source of liquidity is dividends paid by the Bank. Management of the Company believes that dividends that may be paid by the Bank to the Company following the Offering will provide sufficient funds for its operations and liquidity needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. Further, the Bank will be subject to certain regulatory limitations with respect to the payment of dividends to the Company. See "Dividend Policy" and "Regulation -- Regulation and Supervision of the Bank -- Dividend Restrictions."

           The Bank is required by OTS regulations to maintain minimum levels of liquid assets. This requirement, which may be changed at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 5.0%. While the Bank's liquidity ratio varies from time to time, the Bank has generally maintained liquid assets substantially in excess of the minimum requirements. The Bank's liquidity ratios were 8.6%, 11.4% and 42.4% at September 30, 1996, December 31, 1995 and December 31, 1994, respectively.

           A significant source of cash flow for the Company is the sale of mortgage loans available for sale. Additionally, the Company receives funds from net interest income, mortgage loan servicing fees, loan principal repayments, advances from the FHLB, deposits from customers and cash generated from operations. Mortgage loans sold during the nine months ended September 30, 1996, totaled $5.2 billion, an increase of $2.1 billion, or 67.7%, from $3.1 billion sold during the comparable 1995 period. This increase in mortgage loan sales was directly attributable to the 53.6% increase in mortgage loan originations. The Company sold 98.9% and 90.2% of its mortgage loan originations during the nine months ended September 30, 1996 and 1995, respectively. Mortgage loans sold during 1995 totaled $4.8 billion, compared to $3.5 billion and $6.0 billion during 1994 and 1993, respectively. The fluctuation in this activity was directly related to the amount of mortgage loan originations. The Company sold 91.6%, 95.4% and 97.0% of its mortgage loan originations during 1995, 1994 and 1993, respectively.

           The Company typically uses FHLB advances to fund its daily operational liquidity needs and to assist in funding loan originations. The Bank will continue to use this source of funds unless a more stable source of funds becomes available. FHLB advances are used because of their flexibility. These funds are typically borrowed for 90-day terms with no prepayment penalty, of which $199.9 million was outstanding at September 30, 1996. Such advances are repaid with the proceeds from the sale of mortgage loans held for sale. The Company currently has an authorized line of credit equal to $425.0 million. This line is collateralized by non-delinquent mortgage loans. To the extent the amount of retail deposits or customer escrow accounts can be increased, the Company expects that they will eventually replace FHLB advances as a funding source.

           At September 30, 1996, the Company had outstanding rate-lock commitments to lend $492.0 million for mortgage loans, along with outstanding commitments to make other types of loans totaling $15.6 million. Because such commitments may expire without being drawn upon, they do not necessarily represent future cash commitments. Also, as of September 30, 1996, the Company had outstanding commitments to sell $713.3 million of mortgage loans. These commitments will be funded within 90 days. Total commercial and consumer unused collateralized lines of credit totaled $79.3 million at September 30, 1996. Such commitments include $71.5 million in warehouse lines of credit to various mortgage companies, of which $21.9 million was drawn upon as of September 30, 1996.

           Another source of liquidity is the anticipated net proceeds from the Offering. Following the Offering, the Company will contribute substantially all of the net proceeds of the Offering to the Bank. These funds are expected to be used by the Bank for its banking activities. See "Use of Proceeds."

           Capital Resources. At September 30, 1996, the Bank exceeded all applicable regulatory minimum capital requirements. For a detailed discussion of the regulatory capital requirements to which the Bank is subject, and for a tabular presentation of compliance with such requirements, see "Regulation -- Regulation and Supervision of the Bank -- Capital Requirements" and Note 13 of Notes to Financial Statements.

Asset/Liability Management

           The Company has sought to manage its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities. The matching of the Company's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net interest income.

           An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, the Company's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Because the Company sells a significant portion of its loan production in the secondary market, its interest rate risk is somewhat mitigated. The Company has pursued certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates in connection with its banking operations.

           As part of its overall interest rate risk policy, the Company has focused on the development of a long-term deposit base to support its asset growth as well as its ability to sell residential mortgage loans in the secondary market while retaining both the mortgage servicing rights and the generally non-interest bearing escrow accounts. In addition to its deposit base and funds from the escrow accounts, the Company also uses FHLB advances as a means to match efficiently maturities of funding sources with the expected selling time of the related loans. Management believes that this approach to loan originations allows the Company to respond to customer demand while minimizing interest rate and credit risk without significantly increasing operating expenses.

           Interest Rate Sensitivity Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity "gap" is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income, while conversely during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. At September 30, 1996, the Company's cumulative one-year interest rate gap position was a positive $14.3 million, or 1.55% of total assets. This is a one-day position which is continually changing and is not necessarily indicative of the Company's position at any other time. The Company's current one-year gap is within the guidelines established by management and approved by the Board of Directors. Management considers numerous factors when establishing these guidelines, including current interest rate margins, capital levels, and any guidelines provided by the OTS.

           Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. Additionally, the gap analysis does not consider the many factors accompanying interest rate moves. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, the Company's assets tend to have prepayments that are slower than those in an interest rate sensitivity gap and would increase the negative gap position. Conversely, during a period of falling interest rates, the Company's assets would tend to prepay faster than originally expected thus decreasing the negative gap. In addition, some of the Company's assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

           The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1996 which are expected to mature or reprice in each of the time periods shown.


                                                                    Over one           Over five
                                                      One year      through           through ten           Over ten
                                                       or less     five years            years                 years          Total
                                                     ----------   ------------       -------------         ----------        -------
                                                                                (Dollars in thousands)
Interest-Earning Assets (1):
Mortgage loans held for
   investment...............................           $45,668         $13,276           $10,104            $29,779          $98,827
Mortgage loans held for
   sale.....................................           187,019          58,358            42,701            364,436          652,514
Other mortgage loans........................            17,748              --                --                 --           17,748
   Construction loans.......................            60,960              --                --                 --           60,960
   Commercial real estate                                7,615           6,673                --                 --           14,288
     loans..................................
   Commercial loans.........................            21,148           5,120                --                 --           26,268
   Consumer loans...........................             8,242          14,228            10,648                 --           33,118
FHLB stock..................................            20,500              --                --                 --           20,500
Other investments...........................               405             500                --                 --              905
                                                 -------------   -------------     -------------      -------------    -------------
   Total....................................           369,305          98,155            63,453            394,215          925,128

Interest-Bearing Liabilities (2):
Passbook savings............................            52,511              --                --                 --           52,511
Savings certificates........................           386,326          92,782                --                 --          479,108
Demand deposits.............................            45,295              --                --                 --           45,295
                                                 -------------   -------------     -------------      -------------    -------------
     Total deposits.........................           484,132          92,782                                               576,914
Other borrowings............................           186,356          13,500                --                 --          199,856
                                                 -------------   -------------     -------------      -------------    -------------
   Total....................................           670,488         106,282                --                 --          776,770
Off-Balance Sheet:
Commitments to sell loans...................           652,112         (85,325)          (73,613)          (493,175)              --
Commitments to originate loans..............          (336,614)         39,147            37,480            259,988               --
                                                 -------------   -------------     -------------      -------------    -------------
   Total....................................           315,498         (46,178)          (36,133)          (233,187)              --

Interest sensitivity gap....................     $      14,315   $     (54,305)    $      27,320      $     161,028    $     148,358
                                                                                                                       =============
Cumulative gap..............................     $      14,315   $     (39,990)    $     (12,670)     $     148,358
                                                 =============   =============     =============      =============
Cumulative gap as a percentage of
   total interest-earning assets............              1.55%          (4.32)%           (1.37)%            16.04%
                                                 ==============  =============     =============      =============

--------------

(1) Fixed-rate loans are distributed based on their contractual maturity adjusted for projected or anticipated prepayments, and variable rate loans are distributed based on the interest rate reset date and contractual maturity adjusted for prepayments. Loan run-off and repricing assumes a constant prepayment rate based on coupon rate and maturity.

(2) Passbook savings and demand deposits are presented in the earliest repricing period since amounts in these accounts are subject to withdrawal on demand. Savings certificates are distributed assuming no withdrawal prior to maturity.

Effect of New Accounting Standards

           In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages adoption of that method for all employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method currently being followed and make pro forma disclosures of net earnings and earnings per share under the fair value based method of accounting. This statement is effective for financial statements with fiscal years beginning after December 15, 1995, with earlier application encouraged. See "Management -- Stock Option and Incentive Plan." Implementation of SFAS No. 123 is not expected to have a significant effect on the Company. See Note 20 of Notes to Consolidated Financial Statements.

           In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires that, after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. SFAS No. 125 is intended to provide consistent standards by which a company may distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Implementation of SFAS No. 125 is not expected to have a significant effect on the Company.

Impact of Inflation and Changing Prices

           The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Temporary Change in Tax Status

           Both the Company and the Bank intend to elect to be treated for federal income tax purposes as a single S corporation effective retroactive to January 1, 1997. This type of election, including an election by a financial institution such as the Bank, was not allowed prior to January 1, 1997. As a result of the election, neither the Company nor the Bank will be subject to federal income taxes on current earnings, although they may be subject to a "built-in gains" tax at the highest marginal federal corporate tax rate for sales of certain assets in excess of their cost bases. The Company does not anticipate that this tax election will have a significant adverse effect on the financial condition or results of operations of the Company. Because S corporation treatment is only allowed if, among other things, such corporation does not have more than 75 stockholders, and because the Company is expected to have more than 75 stockholders as a result of the Offering, it is expected that the S corporation election, if made, will be terminated upon consummation of the Offering.

                                   BUSINESS

General

           The Company is a Michigan-based thrift holding company which is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company engages, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Company ranked third among thrifts in mortgage loan originations, fourth in the United States among all lenders in wholesale mortgage loan production and fourteenth in total mortgage loan production, as reported in Inside Mortgage Finance, and was the largest privately-owned mortgage originator
-----------------------
in the United States. Prior to this Offering, all of the Common Stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At September 30, 1996, the Company had consolidated total assets of $ 1.1 billion, net loans of $ 903.7 million, total deposits of $ 576.9 million and total stockholders' equity of $72.8 million. For the nine months ended September 30 1996, the Company's net earnings were $11.3 million and its return on average assets and return on average equity were 1.37% and 23.30%, respectively.

           The Company currently operates in two segments, retail banking and mortgage banking. The Company believes that its operations in the retail banking business provide it with a strategic advantage in the mortgage origination business because it affords the Company access to funding sources which would not otherwise be available. These additional funding sources include low cost retail deposits, FHLB advances and escrowed funds. The Company benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is able to generate greater net interest income. See "The Company."

           The Company did not have any significant retail banking operations prior to 1994. See "-- Retail Banking Operations." For further information, see
Note 17 of Notes to Consolidated Financial Statements.

Business Strategy

           The Company's strategy consists of the following key elements:

           . continue to expand the Company's branch network into demographically desirable communities adjacent to the Company's current markets (such as Grand Rapids and Kalamazoo, Michigan) in order to gain access to additional lower-cost retail funding sources;

           . cross-sell retail banking services to the Company's large Michigan customer base of present mortgage customers;

           . benefit from economies of scale by increasing the size of the loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

           . use the additional capital received by the Company from this Offering to retain more mortgage loan production volume and mortgage servicing rights, thereby increasing net interest income and servicing income;

           . utilize advanced technology and automated processes throughout the Company's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

           . outsource selected loan servicing and other functions where cost-effective.

Technology

           The Company makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Company was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Company began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter/TM/ and Freddie Mac's Loan Prospector/TM/ (of which the Company is currently one of the largest users), and has combined the two technologies into its LIVE/SM/ video conferencing and underwriting system. The Company believes that this system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, will give it a significant competitive edge in writing mortgage loans. The Company also expects that during 1997, substantially all of its mortgage loan production will be underwritten using automated systems, which it believes will further reduce overhead, increase customer service and facilitate conformity with underwriting guidelines.

Lending

           The Company originates or acquires loans through its retail banking operations or through the wholesale, correspondent and retail loan production outlets of its mortgage banking operations. Loans are either held for investment in the Company's portfolio or held available for sale in the secondary market. Wholesale mortgage loan production involves the origination of loans by a nationwide network of independent mortgage brokers with funding provided directly by the Company (i.e., table funding) and the transfer of such loans to the Company upon closing. Correspondent mortgage loan production occurs through the purchase of loans by the Company from independent mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries that originate loans in their own name using their own source of funds. Retail mortgage loan production for mortgage banking operations occurs through the Company's loan centers. For the nine months ended September 30, 1996, the Company's combined wholesale and correspondent loan production totaled $4.8 billion and its retail loan production totaled $532.0 million.

           In addition to mortgage loan production, the Company engages to a limited extent in the origination of commercial, commercial real estate, construction and consumer loans, primarily through its branches and loan centers.

           The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. This table includes mortgage loans available for sale and mortgage loans held for investment. At September 30, 1996, the Company had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed below.


                                        At September 30,                                At December 31,
                                  ----------------------------     --------------------------------------------------------
                                              1996                             1995                       1994
                                     ----------------------           ----------------------        --------------------
                                      Amount           %               Amount           %            Amount         %
                                      ------          ---              ------          ---           ------        ---
                                                                                  (Dollars in thousands)
  Single-family..............     $      746,772      83.05%       $      784,980      85.68%   $      554,087     87.92%
  Construction...............             60,960       6.78%               48,933       5.34%           25,499      4.05%
  Consumer loans.............             33,118       3.68%               39,331       4.29%           19,271      3.06%
  Commercial real estate.....             14,288       1.59%               30,504       3.33%           23,383      3.71%
  Commercial.................             26,268       2.92%                8,566       0.93%            7,546      1.20%
  Other mortgage.............             17,747       1.98%                3,877       0.43%              453      0.06%
                                  --------------  ---------        --------------  ---------    --------------  --------
     Total...................            899,153     100.00%              916,191     100.00%          630,239    100.00%
                                                     ======                           ======                      ======
     Add (deduct):
  Deferred loan fees.........              1,962                            1,621                          970
  Premiums (discounts).......              5,634                            8,223                        4,071
  Allowance for losses.......             (3,026)                          (2,102)                      (1,871)
                                   -------------                    -------------                -------------
     Total...................      $     903,723                   $      923,933               $      633,409
                                   =============                   ==============               ==============

                                                                      At December 31,
                                   ----------------------------------------------------------------------------------------
                                              1993                          1992                         1991
                                      ---------------------        ----------------------       ---------------------
                                       Amount          %            Amount           %           Amount          %
                                       ------         ---           ------          ---          ------         ---
                                                                   (Dollars in thousands)
  Single-family..............      $     384,819      93.36%    $     217,360      90.95%    $     122,211      80.46%
  Construction...............             19,864       4.82%           20,181       8.44%           28,795      18.96%
  Consumer loans.............                 11       0.00%               18       0.01%               30       0.02%
  Commercial real estate.....                864       0.21%            1,199       0.50%              849       0.56%
  Commercial.................              6,167       1.50%              239       0.10%           --           --  %
  Other mortgage.............                478       0.11%           --            -- %           --           --  %
                                   -------------  ---------     -------------   ---------    -------------     -------
     Total...................            412,203     100.00%          238,997     100.00%          151,885     100.00%
                                                     =======                      =======                      =======
    Add (deduct):
  Deferred loan fees.........              1,243                          680                          367
  Premiums/(discounts).......              2,533                          226                         (141)
  Allowance for losses.......               (901)                        (550)                        (345)
                                   -------------                -------------                -------------
     Total...................      $     415,078                $     239,353                $     151,766
                                   =============                =============                =============

           In its wholesale and correspondent lending, the Company competes nationwide by offering a wide variety of mortgage products designed to respond to consumer needs and tailored to address market competition. The Company primarily originates conforming, fixed rate 30-year mortgage loans, which collectively represented 62.8% of its total loan production for the nine month period ended September 30, 1996, and 65.8% for the year ended December 31, 1995. In addition, the Company offers other products, such as adjustable-rate, 5-year and 7-year balloons and jumbo mortgages as well as loans under various FHA and Veteran's Administration programs. Mortgage loans originated are primarily for the purchase of single-family residences, although such loans are also originated for refinancing of existing mortgages.

           Approximately 78% of the mortgage loans originated during 1993 were refinancings of outstanding mortgage loans. In 1994 and 1995, approximately 44% and 36% of loans originated, respectively, were refinancings. For the nine months ended September 30, 1996, approximately 46% of loans were refinancings. The Company's loan production has, since 1992, increased each successive year, after excluding the unusual level of refinancing in 1993 that occurred in response to a low level of interest rates available to consumers over an extended period of time. To achieve these increases, the Company has expanded its wholesale loan production division from 18 employees in 1993 to 96 employees at September 30, 1996.

           In addition to single-family mortgage loans, the Company relies upon its wholesale and correspondent loan production networks for the origination or purchase of single-family residential construction and consumer loans. Its retail loan production arises through its branches, which originate commercial, consumer, commercial real estate and construction loans, and its loan centers, which originate consumer and home equity loans.

           Set forth below is a table summarizing the Company's loan production of single-family mortgage loans, which comprise the bulk of its loan production, and other loans for the periods noted.

                                             For the Nine Months Ended
                                                   September 30,                     For the Years Ended December 31,
                                            ----------------------------    ---------------------------------------------------
                                                        1996                     1995             1994              1993
                                                        ----                     ----             ----              ----
Single-family                                                            (In thousands)
     Retail.................................   $        531,975             $     632,696    $     705,723    $   1,342,889
     Wholesale..............................          4,417,693                 4,562,909        3,014,450        4,877,526
     Correspondent..........................            334,175                        --               --               --
                                               ----------------             -------------    -------------    -------------

     Total single-family....................          5,283,843                 5,195,605        3,720,173        6,220,415

Construction................................             62,890                   101,532           63,383           33,400
Consumer....................................             35,217                    52,199           13,389              380
Commercial real estate......................              5,065                     6,725           10,319               --
Commercial..................................              1,266                     1,681            2,580               --
                                                    -----------             -------------    -------------    -------------
     Total originations.....................   $      5,388,281             $   5,357,742    $   3,814,844    $   6,254,195
                                               ================             =============    =============    =============

           The following table sets forth the origination of single-family mortgage loans for the periods presented by the nature of loan:

                                           For the Nine Months
                                           Ended September 30,                 For the Years Ended December 31,
                                          -----------------------    -----------------------------------------------------
                                                     1996                 1995           1994              1993
                                                     ----                 ----           ----              ----

Government (GNMA).....................        $     307,806           $    285,293   $    222,794      $    166,328
Conventional (FNMA and FHLMC).........            4,879,252              4,831,108      3,426,620         5,831,993
Jumbo/Non-Conforming..................               96,785                 79,204         70,758           222,094
                                              -------------           ------------   ------------      ------------
   Total Originations period..........        $   5,283,843           $  5,195,605   $  3,720,172      $  6,220,415
                                              =============           ============   ============      ============

           The following table sets forth certain information at December 31, 1995 regarding the dollar amount of loans held for investment based on their contractual terms to maturity, including scheduled repayments of principal. The table does not include any estimate of prepayments which significantly shorten the average life of all mortgage loans and may cause the Company's repayment experience to differ from that shown below.

                                                           Due after 1 through 5         Due after 5 years
                                        Due by                  years after             after December 31,
                                  December 31, 1996          December 31, 1996                 1996                     Total
                                 ---------------------     -----------------------     ----------------------     ------------------

                                                                           (In thousands)
Mortgage loans held for
   investment................    $          3,073          $         15,362            $        155,934           $        174,369
Construction.................              48,933                        --                          --                     48,933
Consumer.....................               3,670                    18,351                      17,310                     39,331
Commercial real estate.......               9,767                    20,737                          --                     30,504
Commercial...................               5,669                     2,897                          --                      8,566
Other mortgage...............                 538                     2,691                         648                      3,877
                                 ----------------          ----------------            ----------------           ----------------
Total  ......................    $         71,650          $         60,638            $        173,892           $        305,580
                                 ================          ================            ================           ================

           The following table sets forth at December 31, 1995, the dollar amount of all loans held for investment which are due one year or more after December 31, 1996 which have predetermined interest rates and have floating or adjustable interest rates.

                                                                             Predetermined             Floating or
                                                                                  Rate              Adjustable Rates
                                                                            -----------------      ------------------
                                                                                       (In thousands)
                    Mortgage loans held for investment..............        $    89,219            $     85,150
                    Construction....................................             48,933                      --
                    Consumer........................................             20,699                  18,632
                    Commercial real estate..........................             22,448                   8,056
                    Commercial......................................              1,256                   7,310
                    Other mortgage..................................              3,877                      --
                                                                            -----------            ------------
                       Total........................................        $   186,432            $    119,148
                                                                            ===========            ============

           Retail Banking Operations. The Company's retail banking operation constitutes a growing part of its overall operations. The principal aspects of retail banking include deposit-gathering and consumer, residential, and commercial lending. The Company began to emphasize its retail banking operations upon its acquisition in 1994 of Security Savings, a federal savings bank located in Jackson, Michigan. Security Savings was a long standing community institution which received its charter in 1936. At the time of acquisition, Security Savings had $228.0 million in assets and six retail banking branches in southern Michigan with deposits of $197.2 million.

           Security Savings was merged into Flagstar Bank on February 1, 1996. As of September 30, 1996, the Company's retail banking segment had expanded to include 15 retail bank branches in southern Michigan with deposits of $339 million.

           The Company generally has authority to originate and purchase loans collateralized by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Company concentrates the lending activities of its retail banking operations in the southern Michigan market areas of its branches.

           The Company's loan originations for its retail banking operations are derived from a number of sources, including referrals by realtors, depositors and borrowers and advertising, as well as walk-in customers. The Company's solicitation programs consist of advertisements in local media, in addition to occasional participation in various community organizations and events. The Company's loan personnel in its retail banking operations are salaried, and the Company does not compensate these loan personnel on a commission basis for loans originated. Loan applications are accepted at all of the Bank's branch offices.

           Under applicable law, with certain limited exceptions, outstanding loans and extensions of credit by a savings institution to a person at one time shall not exceed 15% of the institution's unimpaired capital and surplus. Loans and extensions of credit fully secured by readily marketable collateral may compromise an additional 10% of unimpaired capital and surplus. Applicable law additionally authorizes savings institutions to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided: (i) the purchase price of each single-family dwelling in the development does not exceed $500,000; (ii) the savings institution is and continues to be in compliance with its fully phased-in regulatory capital requirements; (iii) the loans comply with applicable loan-to-value requirements; (iv) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus; and (v) the Director of OTS, by order, permits the savings institution to avail itself of this higher limit. Under these limits, the Company's loans to one borrower were limited to $10.4 million at September 30, 1996. At that date, the Company had no lending relationships in excess of the loans-to-one-borrower limit.

           Interest rates charged by the Company on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

           Single-Family Mortgage Lending. The Company's retail banking operation has historically focused on the origination of single-family, residential real estate loans in its market area. At September 30, 1996, single-family mortgage loans totaled approximately $119.6 million, or 47.0% of the Company's loans held for investment.

           The Company acquired a majority of its fixed rate single-family mortgage loans held for investment through its 1994 acquisition of Security Savings. In each case, such loans are secured by first mortgages on single-family, owner-occupied residential real property located in the Company's market area. At September 30, 1996, $69.4 million, or 58.0%, of the Company's portfolio of mortgage loans held for investment consisted of fixed-rate mortgage loans.

           The Company also originates residential mortgage loans with adjustable rates ("ARMs"). As of September 30, 1996, 42.0% of single-family mortgage loans in the Company's portfolio of mortgage loans held for investment carried adjustable rates. Such loans are primarily for terms of 30 years, although the Company does occasionally originate ARMs for other terms, in each case amortized on a monthly basis with principal and interest due each month. The interest rates on these mortgages are adjusted once a year, with a maximum adjustment of 2.0% per adjustment period and a maximum aggregate adjustment of 6.0% over the life of the loan. Rate adjustments on the Company's adjustable-rate loans are indexed to a rate which adjusts annually based upon changes in an index based on the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board, and the adjusted interest rate is equal to such Treasury rate plus 3.0%. The adjustable-rate mortgage loans offered by the Company provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied.

           The retention of adjustable-rate loans in the Company's portfolio helps reduce the Company's exposure to increases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the Company to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Company's adjustable-rate loans will fully adjust to compensate for increases in the Company's cost of funds.

           Commercial and Commercial Real Estate Lending. The Company originates commercial loans on a selected basis and in limited amounts for retention in its portfolio. At September 30, 1996, the Company had $4.4 million in commercial loans associated with its retail banking operations, which comprised 1.7% of its loans held for investment and are primarily inventory and other business loans to small businesses in the Company's southern Michigan market area.

           Also as part of the Company's retail banking operations the Company makes commercial real estate loans in its southern Michigan market area. At September 30, 1996, there were $14.3 million in commercial real estate loans outstanding, which comprised 5.6% of total loans held for investment and 1.58% of total loans. Such loans are generally made to small businesses in the Company's southern Michigan market area.

           Commercial real estate loans are generally underwritten in amounts of up to 75% of the appraised value of the underlying property. Appraisals on properties securing commercial real estate loans originated by the Company are performed by an independent fee appraiser designated by the Company before the loan is made. All appraisals for commercial real estate loans are reviewed by the Company's management.

           Underwriting procedures include an analysis of the property, borrower, market and levels of risks. Underwriting procedures require verification of the borrower's credit history, financial statements, references and income projections for the property. All commercial real estate loans in excess of $500,000 must be approved by the Company's Executive Loan Committee. The Company's commercial real estate loans are secured by the property and, in many circumstances, require the borrower to be personally liable for all or a portion of the loan. The Company's lending policy requires that commercial real estate properties securing loans be inspected at least annually. In addition, the Company reviews updated financial information regarding the borrower on a regular basis.

           Commercial and commercial real estate loans generally present a higher level of risk than do loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of large amounts of principal in a limited number of loans and borrowers, the effects of general economic conditions on commercial properties, and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

           Consumer Loans. Consumer loans originated by the Company include passbook loans and home equity loans. Such loans are generally consumer loans secured by personal property or home equity loans. At September 30, 1996, the Company's consumer loans totaled $33.1 million, or 13.0%, of the Company's loans held for investment of which $22.9 million were home equity loans.

           Consumer loans tend to be originated at higher interest rates than mortgage loans and for shorter terms. However, consumer loans generally involve more risk than single-family mortgage loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which may be recovered. In underwriting consumer loans, the Company considers the borrower's credit history, an analysis of the borrower's income and ability to repay the loan, and the value of the collateral.

           Mortgage Banking Operations. The Company actively participates in the mortgage banking market, ranking fourteenth in the United States in total mortgage loan production for 1996. Mortgage banking generally involves the origination or purchase of single-family mortgage loans for sale in the secondary mortgage market. The secondary mortgage market and its evolution have been significantly influenced by two government-sponsored enterprises, Fannie Mae and Freddie Mac, and one government agency, GNMA (collectively, the "Agencies"). Through these entities, the United States government provides support and liquidity to the market for residential mortgage debt.

           Mortgage originators sell their loans directly to Fannie Mae and Freddie Mac either as whole loans or, more typically, as pools of loans used to collateralize mortgage-backed securities ("MBS") issued or guaranteed by these entities. Similarly, the originators can issue MBS collateralized by pools of loans that are guaranteed by GNMA. In order to arrange these sales or obtain these guarantees, the originator must underwrite its loans to conform ("conforming loans") with standards established by Fannie Mae and Freddie Mac or by the FHA or VA in the case of GNMA. All loans other than FHA and VA loans ("government loans") are considered conventional loans. Loans with principal balances exceeding Agency guidelines ("jumbo loans"), currently those in excess of $214,600, are sold to private investors.

           Mortgage bankers operate in a highly competitive market. The underwriting guidelines and servicing requirements set by the participants in the secondary markets are standardized. As a result, mortgage banking products (i.e., mortgage loans and the servicing of these loans) have become difficult to differentiate. Therefore, mortgage bankers compete primarily on the basis of price or service, making effective cost management essential. Mortgage bankers generally seek to develop cost efficiencies in one of two ways: economies of scale or specialization. Large, full-service national or regional mortgage bankers such as the Company have sought economies of scale through an emphasis on wholesale originations and the introduction of automated processing systems.

           The Company pursues its loan production strategy as part of its mortgage banking operations through the Company's wholesale, correspondent and retail loan production outlets and, to a limited extent, through direct solicitation of commercial banks, savings associations and credit unions.

           Wholesale Loan Production. Under its wholesale operations, the Company funds mortgage loans originated by a network of approximately 1,800 independent mortgage brokers nationwide. Approximately 1,200 of these brokers originate mortgage loans for the Company on a monthly basis and 1,800 originate mortgage loans for the Company on a quarterly basis. This network is maintained by the Company's approximately sixty regional account executives, who are compensated through a salary and commission package. Many of the larger brokers are provided with loan data entry software by the Company for the entry of loan applicant data in a format familiar to the Company's underwriters and for transmission to the Company's automated underwriting systems for review. All loans originated through brokers are underwritten according to the Company's standards.

           The Company's underwriters or contract representatives review the loan data provided by the loan applicant, including the review of appropriate loan documentation, and request additional information as necessary from the broker. To speed the information gathering phase of underwriting and thus the loan approval process, the Company is utilizing an interview process referred to as LIVE/SM/ underwriting, which involves an interview of the potential borrower directly by a Company underwriter using its proprietary combination of computer video technology and automated underwriting technology. To date, the Company believes that approximately 20% of the applications generated by its wholesale loan production network use the LIVE/SM/ technology. Loans originated by such brokers are typically funded directly by the Company through table funding arrangements. In most cases, the loan is closed in the broker's name and thereafter transferred to the Company together with related mortgage servicing rights for which the Company generally pays a servicing release premium which is included in the loan price paid to the broker by the Company. Broker participants in this program are prequalified on the basis of creditworthiness, mortgage lending experience and reputation. Each broker is subject to annual and ongoing reviews by the Company.

           Correspondent Loan Production. In addition, the Company acquires mortgage loans from mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries. Correspondents have a separate approval process and higher net worth requirements than wholesale brokers and use their own source of funds to close loans. The prices of such loan acquisitions are separately negotiated. Warehouse lines of credit, obtained from either the Company or other parties, may be used by the mortgage lenders to finance their respective mortgage loan originations. At September 30, 1996, the aggregate amount of warehouse lines of credit granted by the Company to its correspondents was $71.6 million, of which $21.9 million was outstanding. Independent lenders who obtain warehouse lines of credit from the Company are not required by the terms of such lines to sell their loan production to the Company. All loans acquired from correspondents are expected to satisfy the Company's underwriting standards and may be subject to repurchase by the correspondent in the event of default of the loan due to fraud or misrepresentation in the origination process and for certain other reasons, including the failure to satisfy underwriting requirements imposed by the Company.

           Retail Loan Production. The Company's retail loan production involves the origination of loans through its branch network, which includes its branches and its loan centers. The Company has 28 loan centers located in southern Michigan, Ohio and California. These loan centers originate primarily single-family mortgage loans and, to a lesser extent, construction and home equity loans. Such loan centers generally provide the Company with a source of loan production at a lower cost per loan than loans acquired through brokers or correspondents because the cost of operating such branches is more than offset by cost savings through the Company's ability to avoid payment of the servicing release premium for the related mortgage servicing rights. Managers of loan centers and loan officers are compensated solely on a commission basis as measured by loan production.

           To encourage loan production, the Company allows managers of loan centers to elect to operate their respective centers as "100% offices," subject to approval by the Company. Such offices are treated for incentive compensation purposes as free-standing operations where each office is responsible for its own operating expenses. Each office is required to satisfy minimum loan production levels. The manager receives compensation based on the offices profitability. As of September 30, 1996, 14 loan centers were operated as 100% offices.

           Commercial Lending. Warehouse lines are granted under the Company's correspondent lending program and are a major component of the Company's commercial lending strategy. Warehouse lines of credit are used by correspondents to fund loan production which for the most part are acquired by the Company. At September 30, 1996 the aggregate amount of warehouse lines of credit granted by the Company to its correspondents was $71.6 million of which $21.9 million was outstanding. Correspondents have a separate approval process and higher net worth requirements than wholesale brokers. All loans acquired from correspondents are expected to satisfy the Company's underwriting standards and may be subject to repurchases by the correspondent in the event of default of the loan due to fraud or misrepresentation in the origination process and for certain other reasons, including the failure to satisfy underwriting requirements imposed by the Company.

           Construction Lending. The Company also engages in construction lending involving loans to individuals for construction of one- to- four-family residential housing primarily located within the Company's southern Michigan market area, with such loans converting to permanent financing upon completion of construction. At September 30, 1996, the Company's portfolio of loans held for investment included $61.0 million of net loans secured by properties under construction, or 24.0% of loans held for investment. These loans may be construction/permanent loans structured to become permanent loans upon the completion of construction, or may be interim construction loans structured to be repaid in full upon completion of construction and receipt of permanent financing. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as the Company's permanent mortgages, except the loans generally provide for disbursement in stages during a construction period of up to nine months, during which period the borrower is required to make interest-only monthly payments. Monthly payments of principal and interest commence one month from the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to the Company's permanent mortgage loan financing prior to receiving construction financing for the subject property.

           Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project having value which is insufficient to assure full repayment. The ability of the developer to sell developed lots or completed dwelling units will depend on, among other things, demand, pricing, availability of comparable properties and economic conditions. The Company has sought to minimize this risk by limiting construction lending to qualified borrowers in the Company's southern Michigan market area, by requiring the involvement of qualified builders, and by limiting the aggregate amount of outstanding construction loans.

Secondary Marketing

           The Company sells a significant portion of the mortgage loans that it originates or purchases through its mortgage and retail banking operations while retaining the servicing rights to such loans. During the nine months ended September 30, 1996 and year ended December 31, 1995, the Company originated $5.3 billion and $5.2 billion in total mortgage loans, respectively, and sold $5.2 billion and $4.8 billion of mortgage loans, respectively, in the secondary market. Mortgage loans are aggregated into pools and sold, or are sold as individual mortgage loans, to investors principally at prices established at the time of sale or under forward sales commitments. Conforming conventional mortgage loans are generally pooled and exchanged under the purchase and guarantee programs sponsored by Fannie Mae and Freddie Mac and GNMA for Fannie Mae MBS, Freddie Mac MBS or GNMA MBS, respectively. A limited number of mortgage loans (i.e. non-conforming loans) are sold to other institutional and non-institutional investors. For the nine months ended September 30, 1996, a significant portion of such loans were exchanged for Fannie Mae and Freddie Mac securities. The remainder were sold to other institutional and non-institutional investors.

           The Company exchanges and sells mortgage loans on a non-recourse basis. In connection with the Company's loan exchanges and sales, the Company makes representations and warranties customary in the industry relating to, among other things, compliance with laws, regulations and program standards, and to accuracy of information. In the event of a breach of those Company representations and warranties, the Company typically corrects such flaws. If the flaws cannot be corrected, the Company may be required to repurchase such loans. See "-- Allowance for Losses." In cases where loans are acquired from a broker or correspondent and there have been material misrepresentations made to the Company, the Company has the right to resell the flawed loan back to the broker or correspondent. Otherwise, such loans are refinanced or the Company is indemnified against loss on such loans by the broker. In addition, the Company relies upon contract underwriters for a portion of its loan production, and these underwriters must indemnify the Company for loans which are eventually determined to have been flawed upon origination.

           The following table sets forth the activity in the Company's mortgage loans available for sale and its loans held for investment in its portfolio.


                                             For The Nine Months
                                             Ended September 30,                    For The Years Ended December 31,
                                         ---------------------------      ------------------------------------------------------
                                                   1996                          1995              1994              1993
                                                   ----                          ----              ----              ----
Available For Sale:                                                            (In thousands)
------------------
Beginning balance.........................   $       620,455               $       205,480   $       389,073   $       218,266
Originations..............................         5,283,843                     5,195,605         3,624,487         6,220,415
Sales  ...................................        (5,227,183)                   (4,760,806)       (3,551,319)       (6,034,828)
Amortizations.............................           (24,601)                     (204,935)         (150,500)          (14,780)
Transfer (to) from held for
     investment...........................               --                        185,111         (106,261)               --
                                             --------------                ---------------   --------------    --------------
Ending balance............................   $       652,514               $       620,455   $       205,480   $       389,073
                                             ===============               ===============   ===============   ===============

Held for Investment:
-------------------
Beginning balance.........................   $       305,580               $       429,800   $        26,906   $        21,636
Originations..............................           104,438                       162,137           190,357            33,780
Amortizations.............................          (155,783)                     (101,246)          (40,627)          (28,510)
Acquired through acquisition..............                --                            --           146,903                --
Transfer (to) from available for
     sale.................................                --                      (185,111)          106,261                --
                                             ---------------               ---------------   ---------------   ---------------
Ending balance............................   $       254,235               $       305,580   $       429,800   $        26,906
                                             ===============               ===============   ===============   ===============

           The Company assesses the interest rate risk associated with outstanding commitments that it has extended to fund loans and hedges the interest rate risk of these commitments based upon a number of factors, including the remaining term of the commitment, the interest rate at which the commitment was provided, current interest rates and interest rate volatility. These factors are monitored on a daily basis, and the Company adjusts its hedging on a daily basis as needed. The Company hedges its "available for sale" mortgage loan portfolio and its interest rate risk inherent in its unfunded mortgage commitments (its "mortgage pipeline") primarily through the use of forward sale commitments. Under such commitments, the Company enters into commitments with terms of not more than 90 days to sell these loans to Freddie Mac and Fannie Mae. In addition, the Company occasionally establishes futures positions in U.S. Treasury bonds under which the Company contracts to sell notional principal contracts. At September 30, 1996, the Company did not have any open futures positions. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations -- Results of Operations -- Net Gain on Loan Sales and Sales of Mortgage Servicing Rights."

Asset Quality

           The Company is exposed to certain credit risks related to the value of the collateral that secures loans held in its portfolio which include loans held for investment and loans which are required to be repurchased from Fannie Mae and Freddie Mac or other investors, and the ability of borrowers to repay their loans during the term thereof. The Company has a Credit Committee, which is comprised of senior officers of the Company, that closely monitors the loan and real estate owned portfolios for potential problems on a continuing basis and reports to the Board of Directors of the Company at regularly scheduled meetings.

           The Company also has established an Asset Classification Committee comprised of senior management. This committee reviews the classification of assets and reviews the allowance for losses. This committee reviews all assets and periodically reports its findings directly to the Board of Directors of the Company. The asset classification policy sets forth certain requirements with respect to how to classify certain assets. The Company also has a Quality Control Department, the function of which is to provide to the Board of Directors of the Company an independent ongoing review and evaluation of the quality of the process by which lending assets are generated.

           Non-performing assets consist of non-accrual loans and real estate owned. Loans are usually placed on non-accrual status when the loan is past due 90 days or more, or the ability of a borrower to repay principal and interest is in doubt. Real estate acquired by the Company as a result of foreclosure is classified as real estate owned until such time as it is sold. The Company generally tries to sell the property at a price no less than its net book value, but will consider discounts where appropriate to expedite the return of the funds to an earning status. When such property is acquired, it is recorded at its fair value less estimated costs of sale. Any required write-down of the loan to its appraised fair market value upon foreclosure is charged against the allowance for losses.

           The Company establishes an allowance for loan losses based upon a quarterly or more frequent evaluation by management of various factors including the estimated market value of the underlying collateral, the growth and composition of the loan portfolio, current delinquency trends and prevailing and prospective economic conditions, including property values, employment and occupancy rates, interest rates and other conditions that may affect borrowers' abilities to comply with repayment terms. If actual losses exceed the amount of the allowance for loan losses, earnings could be adversely affected. As the Company's provision for loan losses is based on management's assessment of the general risk inherent in the loan portfolio based on all relevant factors and conditions, the allowance for loan losses represents general, rather than specific, reserves.

           The following table sets forth information with respect to the Company's non-performing assets at the dates indicated. No loans were recorded as restructured loans within the meaning of SFAS No. 15 at the dates indicated. The increase in the mortgage loan category is attributable in large part to the Company's required repurchase of non-performing loans from Freddie Mac and Fannie Mae but also resulted from the effects of a significant increase in loan originations in the previous three years. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operation -- Financial Condition -- Allowance for Losses."

                                               At
                                          September 30,                                 At December 31,
                                                             -----------------------------------------------------------------------

                                              1996               1995          1994          1993            1992           1991
                                        ----------------         ----          ----          ----            ----         ------
                                                                         (Dollars in thousands)
Loans accounted for on a
    non-accrual basis:
    Mortgage loans held for
      investment......................  $    27,761          $    10,096   $     1,477   $       1,314  $       1,179   $     1,617
    Construction......................        3,259                   --           140             140            650           163
    Commercial........................          158                  464            57              88            210           210
    Consumer..........................          473                  126            65               7             10           130
                                        -----------          -----------   -----------   -------------  -------------   -----------
      Total non-performing loans......       31,651               10,686         1,739           1,549          2,049         2,120
Real estate owned.....................        4,373                2,359         1,271           1,249            802           826
                                        -----------          -----------   -----------   -------------  -------------   -----------
      Total non-performing assets.....  $    36,024          $    13,045   $     3,010   $       2,798  $       2,851   $     2,946
                                        ===========          ===========   ===========   =============  =============   ===========


           If non-accrual loans at December 31, 1995 had been current according to their original terms and had been outstanding throughout 1995, or since origination if originated during the year, interest income on these loans for 1995 would have been $862,000. Interest actually recognized on these loans during 1995 was not significant.

           At September 30, 1996, the Company did not have any loans which are not currently classified as non-accrual, 90 days past due or restructured and where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms. At September 30, 1996, the Company had $3.9 million of impaired loans pursuant to SFAS No. 114, as amended by SFAS No. 118.

           Historically, the Company has incurred minimal losses from its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding declined from 0.11% in 1991 to 0.00% in 1995, and rose slightly during the first nine months of 1996 to 0.02%. Over this period non-performing assets as a percentage of total assets ranged from 1.68% in 1991 to a low of 0.42% in 1994 and increased to 3.37% at September 30, 1996. The 1996 increase resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Company generally does not sell loans with recourse, it typically is required to repurchase delinquent and defaulted loans which were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Company's new loan production has increased over the past several years, the level of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Company loans originated in prior periods.

           It has been the Company's experience that non-performing loans do not necessarily result in an ultimate loss to the Company. Approximately 88% of the Company's non-performing loans at September 30, 1996 were residential mortgage loans (94% at December 31, 1995), which generally represent minimal risk of ultimate loss because of low loan-to-value ratios, private mortgage insurance for loans with over-80% loan-to-value ratios and insurance on certain loans from the FHA and VA. In addition, the Company may also have the right to sell the repurchased loan back to the broker or correspondent which originated it, or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Company by such insurers.

           The Company anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels during 1997 as a result of the factors described above. As a result of several actions taken by the Company during 1996, however, including a tightening of credit standards and the implementation of automated underwriting systems (which do not permit secondary market investors to require repurchase of loans absent material misrepresentation), the Company anticipates that the level of loan repurchases will decline over time.

           The Company experienced an increase in its non-performing construction loans from December 31, 1995 to September 30, 1996 from zero to $3 million. This increase was the result of a significant increase in the single family residential construction loans originated in the period subsequent to December 31, 1994. During the years ended December 31, 1994 and 1995 the origination of such loans increased from $68.4 million to $101.5 million, respectively. Approximately two-thirds of the non-performing construction loans resulted from a particular construction lending program which was determined to be problematic. The program has been discontinued and, with the exception of two loans totaling approximately $450,000, all other loans originated under the program have been paid off.

           The Company's repossessed assets were $4.4 million at September 30, 1996, compared with $2.4 million and $1.3 million at December 31, 1995 and 1994, respectively, representing an increase of 84.6% from December 31, 1994 to 1995, and 83.3% from December 31, 1995 to September 30, 1996. Total non-accrual loans increased from $1.7 million at December 31, 1994 to $10.7 million at December 31, 1995, of which single family loans increased from $1.5 million to $10.1 million over the respective dates. Each of these increases are consistent with the Company's experience with non-performing loans and are generally the result of the significantly higher loan origination volume in the period beginning in 1993 which has resulted in a higher dollar volume of non-performing loans, defaults and subsequently repossessed assets. However, as a proportion of loans originated, such is well within management's acceptable levels.

           The Company's allowance for loan losses increased to $3.0 million at September 30, 1996 from $2.1 million at December 31, 1995. The Company's ratio of allowance for losses to non-accrual loans, however, declined to 9.56% at September 30, 1996 from 19.67% at December 31, 1995. Because 87.7% of the non-accrual loans at September 30, 1996 were single-family mortgages, the allowance required is lower. Of the remaining 12.3% of non-accrual loans, 10.4% is represented by $3.3 million of construction loans. Historically, the Company's experience with loan losses on single family loans held in portfolio or repurchased from investors has been low. The high collateral value, private mortgage insurance and the ability to seek recoveries from the correspondent lenders have resulted in a consistently low charge-off record and consequently management believes that the allowance for losses is adequate to cover the losses currently inherent in the loan portfolio. Future changes in economic conditions or interest rates, however, could require additional reserves.

           The Company's allowance for losses increased to $2.1 million at December 31, 1995 from $1.9 million at December 31, 1994. The Company's ratio of allowance for losses to non-accrual loans, however, declined to 19.67% at December 31, 1995 from 107.6% at December 31, 1994.

           The following table sets forth an analysis of the Company's consolidated allowance for losses and ratio of net charge-offs for the periods indicated.

                                       For the Nine Months Ended
                                             September 30,                           For the Years Ended December 31,
                                      ----------------------------   ---------------------------------------------------------------
                                          1996          1995           1995          1994        1993          1992         1991
                                          ----          ----           ----          ----        ----          ----         ----
                                                                             (In thousands)

 Balance at beginning of period....   $     2,102    $     1,871    $     1,871  $       901  $       550  $       345  $       175

 Charge-offs, net of
  recoveries.......................         (216)             24            (7)        (321)        (293)        (175)        (173)
 Provision.........................         1,140            189            238          290          644          380          343
 Provision acquired in
      acquisition..................            --             --             --        1,001           --           --           --
                                      -----------    -----------    -----------  -----------  -----------  -----------  -----------
 Balance at end of period..........   $     3,026    $     2,084    $     2,102  $     1,871  $       901  $       550  $       345
                                      ===========    ===========    ===========  ===========  ===========  ===========  ===========

 Ratio of net charge-offs to average
      loans outstanding during the
      period.......................         0.02%          0.00%          0.00%        0.08%        0.08%        0.09%        0.11%
                                      ==========     ==========     ==========   ==========   ==========   ==========   ==========

           The following table sets forth the breakdown of the allowance for losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis, and therefore allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category. The unallocated portion of the allowance represents an amount that is not specifically allocable to one of the held for investment loan portfolios. In addition to being utilizable for future losses in the held for investment portfolio, such unallocated amount may be utilized for the held for sale loan portfolio and for the potential losses arising from loans serviced for others.

                                                                                      At December 31,
                                                        --------------------------------------------------------------------------
                               At September 30, 1996             1995                      1994                      1993
                              ----------------------    ----------------------    ----------------------    ----------------------
                                          Percent of                Percent of                Percent of                Percent of
                                           Loans in                  Loans in                  Loans in                  Loans in
                                             Each                      Each                      Each                      Each
                                         Category to               Category to               Category to               Category to
                              Amount     Total Loans    Amount     Total Loans    Amount     Total Loans    Amount     Total Loans
                              ------     -----------    ------     -----------    ------     -----------    ------     -----------
                                                                      (Dollars in thousands)
Mortgage loans held
     for investment......     $    503        47.04%    $    326        58.33%    $    820        82.39%    $     --         0.00%
Construction.............          610        23.98%         367        16.01%         191         5.93%         149        73.83%
Consumer.................          331        13.03%         393        12.87%         193         4.48%          --         0.04%
Commercial...............          131        10.33%          43         2.81%          38         1.76%          31        22.92%
Commercial real estate...          143         5.62%         305         9.98%         234         5.44%           9         3.21%
Unallocated..............        1,308         0.00%         668         0.00%         395         0.00%         712            --
                              --------   -----------    --------   -----------    --------   -----------    --------   -----------

Total allowance
     for losses..........     $  3,026       100.00%    $  2,102       100.00%    $  1,871       100.00%    $    901       100.00%
                              ========   ==========     ========   ==========     ========   ==========     ========     ========


                                                                1992                                  1991
                                                  --------------------------------    ------------------------------------
                                                                Percent of Loans                        Percent of Loans
                                                                in Each Category                        in Each Category
                                                    Amount       to Total Loans           Amount         to Total Loans
                                                    ------      ----------------          ------        ----------------
                                                                          (Dollars in thousands)
Mortgage loans held for investment......          $        --        0.00%            $        --            0.00%
Construction............................                   96       93.27%                    160           97.04%
Consumer................................                    2        0.08%                      5            0.10%
Commercial..............................                    1        1.10%                     --            0.00%
Commercial real estate..................                  181        5.55%                     50            2.86%
Unallocated.............................                  270        0.00%                    130            0.00%
                                                  -----------  ----------             -----------      ----------

Total allowance for losses..............          $       550      100.00%            $       345          100.00%
                                                  ===========  ==========             ===========      ==========

           At September 30, 1996, the Company's percentage of allowance for losses to loans for its mortgage loans held for investment and its construction, consumer, commercial and commercial real estate loans held for investment were 0.42%, 1.00%,1.00%,0.50% and 1.00%, respectively.

Underwriting

           The Company's mortgage loans are underwritten either in accordance with applicable Fannie Mae, Freddie Mac and FHA/VA guidelines or with requirements set by other investors.

           All mortgage loans originated or acquired by the Company, whether through its retail loan centers or through its wholesale or correspondent networks, must satisfy the Company's underwriting standards. Further, all such loans are underwritten by the Company, although the Company permits a few originating correspondent lenders operating under the Company's delegated underwriting program to perform initial underwriting reviews. The Company employs an automated underwriting process on most loans that is based upon data provided through the Company's initial loan data entry software and is available from Fannie Mae through its Desktop Underwriter/TM/ software and from Freddie Mac through its Loan Prospector/TM/ software. This process incorporates credit scoring and an appraisal evaluation system, which in turn employs rules-based and statistical technologies to evaluate the borrower, property and the sale of the loan in the secondary market. This process is intended to reduce processing and underwriting time, to improve overall loan approval productivity, to improve credit quality and to reduce potential investor repurchase requests. Further, approximately one-third of the Company's loans are underwritten on a contractual basis by mortgage insurance companies, in their capacity as contract underwriters, according to the Company's standards. The contract underwriter may be required to repurchase loans that are determined to not be in compliance with such underwriting criteria.

           Loans underwritten directly by the Company are subject to a complete review of all information prior to loan approval. This process involves the transfer of loan data to the Company by wholesalers or correspondents using loan data entry software provided by the Company plus certain other physical documentation or through the physical transfer of loan files to the Company. Further, the Company has introduced the use of video-based computer technology, known as LIVE/SM/, to expedite the loan approval process by allowing its underwriters to conduct face-to-face interviews with loan applicants using personal computers with cameras mounted on them. These facilities are installed and can be used on an as-needed or pre-scheduled basis in the offices of certain mortgage brokers. See " -- Technology."

           To a limited extent, the Company delegates underwriting authority to select correspondent lenders who meet financial strength, delinquency, underwriting and quality control standards. The lenders may be required to agree to repurchase loans that later become delinquent or to indemnify the Company from loss.

Quality Control

           The Company maintains a quality control department that, among other things, reviews compliance and quality assurance issues relating to loan production and underwriting. For its production compliance process, the Company randomly selects a statistical sample of, generally, at least 5% of all loans closed each month. This review includes a credit scoring and re-underwriting of such loans; ordering second appraisals on 10% of the sample; reverifying funds, employment and final applications; and reordering credit reports on the entire sample. In addition, a full underwriting review is conducted on loans that go into default during the first twelve months from the date of origination. Document and file reviews are also undertaken to ensure regulatory compliance.

           The Company also monitors the performance of delegated underwriters through quality assurance reports prepared by its quality control department, FHA/VA reports and audits, reviews and audits by regulatory agencies, investor reports and mortgage insurance company audits. Deficiencies in loans are generally corrected; otherwise, the Company may exercise its option to require that the loan be repurchased by the originating broker or correspondent, or the Company may insist that the broker who originated the loan indemnify the Company against any losses.

 Mortgage Loan Servicing

           The Company derives a significant portion of its revenues from the servicing of mortgage loans for others. For the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company realized net servicing fee revenue from its mortgage loan servicing operations of $11.1 million and $14.3 million, respectively, which represented 26.6% and 38.6% of the Company's non-interest income for the respective periods. Servicing arises in connection with mortgage loans originated or purchased and then sold in the secondary market with mortgage servicing rights retained.

           Mortgage loan servicing includes collecting payments of principal and interest from borrowers, remitting aggregate mortgage loan payments to investors, accounting for principal and interest payments, holding escrow funds for payment of mortgage related expenses such as taxes and insurance, making advances to cover delinquent payments, inspecting the mortgaged premises as required, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and other miscellaneous duties related to loan administration. The Company collects servicing fees from monthly mortgage payments generally ranging from 0.25% (i.e., 25 basis points) to 0.75% (i.e., 75 basis points) of the declining principal balances of the loans per annum. At September 30, 1996 and December 31, 1995, the weighted average servicing fee earned on this portfolio was 0.283% and 0.288%, respectively.

           The Company originates and retains or purchases servicing rights for mortgage loans nationwide. The broad geographic distribution of the Company's servicing portfolio reflects the national scope of the Company's originations and loan acquisitions. The Company actively monitors the geographic distribution of its servicing portfolio to maintain a mix that it deems appropriate to balance its risks and makes adjustments as it deems necessary. At September 30, 1996, the Company's servicing portfolio consisted of $6.7 million of FHA/VA servicing and $6.9 billion of conventional servicing (excluding sub servicing). Such amounts are in addition to loans serviced by the Company which are recorded on its books as loans receivable (i.e., available for sale and held for investment).

           The value of the Company's mortgage servicing rights ("MSRs"), is subject to prepayment risk in the event that declining interest rates provide borrowers with refinancing opportunities. At September 30, 1996 and December 31, 1995, the amounts of the MSRs recorded on the Company's books were $41.4 million and $28.0 million, respectively, and their estimated fair values were $76.1 million and $70.4 million, respectively. For further information, see Note 7 of Notes to Consolidated Financial Statements. During the nine months ended September 30, 1996, the Company sold MSRs for gains amounting to $21.1 million. Also, the Company occasionally enters into forward sale commitments of its MSRs. During the nine months ended September 30, 1996, the Company sold $1.4 billion in MSRs to a single purchaser, pursuant to a $2.0 billion commitment entered into on October 31, 1995. In June 1996, the Company entered into a separate agreement with another purchaser for the sale of $2.0 billion to $3.0 billion in MSRs. Such agreement has a term through June 1997 and provides that the MSRs would be sold at the end of each quarter in which the underlying loans are originated (i.e., sold on a "flow basis"). In December 1996, the Company entered into another agreement to sell approximately $2.3 billion in mortgage servicing rights. See Note 20 of Notes to Consolidated Financial Statements.

           Gains on the sale of MSRs are affected by changes in interest rates as well as the amount of MSRs capitalized at the time of the loan origination or MSR acquisition. Purchasers of MSRs analyze a variety of factors, including prepayment sensitivity, to assess the purchase price they are willing to pay. Lower market interest rates prompt an increase in prepayments as consumers refinance their mortgages at lower rates of interest. As prepayments increase, the life of the servicing portfolio is reduced, decreasing the servicing fee revenue that will be earned over the life of that portfolio and the price third party purchasers are willing to pay. The fair value of servicing is also influenced by the supply and demand of servicing available for purchase at any point in time. Conversely, as interest rates rise, prepayments generally decrease, resulting in an increase in the value of the servicing portfolio as well as the gains on sales of MSRs.

           The following table sets forth information regarding the mortgage loan servicing portfolio.


                                           For The Nine Months               For the Years Ended December 31,
                                           Ended September 30,          --------------------------------------------
                                                   1996                         1995                  1994
                                        ---------------------------             ----                  ----
                                                                       (In thousands)

Balance at beginning of period            $      6,788,530              $      5,691,421      $      6,198,311
Add:  Servicing acquisitions
       Originated                                  503,868                        87,370               411,453
       Acquisition(1)                                   --                            --                49,350
       Purchased                                 4,076,749                     4,133,015             2,917,199
                                          ----------------              ----------------      ----------------
         Total additions                         4,580,617                     4,220,385             3,378,002
                                          ----------------              ----------------      ----------------
Less:
Prepayments/Amortizations                          882,917                       851,188             1,307,610
       Sales(2)                                  3,540,150                     2,272,088             2,577,282
                                          ----------------              ----------------      ----------------
         Total Reductions                        4,423,067                     3,123,276             3,884,892
                                          ----------------              ----------------      ----------------
Balance at end of period                  $      6,946,080              $      6,788,530      $      5,691,421
                                          ================              ================      ================

Composition at end of period:

     GNMA                                 $          6,715              $          7,217      $          7,785
     Fannie Mae/Freddie Mac                      6,803,432                     6,638,435             5,600,413
     Other Private                                 135,933                       142,878                83,223
                                          ----------------              ----------------      ----------------
         Subtotal                                6,946,080                     6,788,530             5,691,421
Subservicing on sold servicing
     rights(3)                                   2,128,721                       536,324                    --
                                          ----------------              ----------------      ----------------
     Total servicing for others           $      9,074,801              $      7,324,854      $      5,691,421
                                          ================              ================      ================

     Loans receivable, net(4)             $        903,723              $        923,933      $        633,409
                                          ================              ================      ================

-------------------

(1) Reflects mortgage servicing rights acquired upon the acquisition of Security Savings in 1994.
(2) The actual release or transfer of servicing does not necessarily take place during the same period as the related sale of MSRs.
(3) Reflects mortgage servicing rights sold by the Company but as to which the purchaser has not yet taken delivery. The Company's costs of subservicing are generally equivalent to the fees charged by the Company for this service.
(4) Represents loans which the Company also services, including loans available for sale.

           The Company originates and purchases MSRs nationwide. The broad geographic distribution of the Company's MSR portfolio reflects the national scope of the Company's mortgage loan originations and MSR acquisitions. The ten largest states accounted for 81.6% of the total number of mortgage loans serviced and 80.8% of the dollar value of the mortgage loans serviced, at December 31, 1996, while the largest volume by state was Michigan with 43.9% and 38.9% of the mortgage loans serviced by number and value, respectively.

           The Company's mortgage servicing portfolio includes servicing for adjustable rate, balloon payment and fixed rate fully amortizing loans. At September 30, 1996, 10.0% of the mortgage servicing rights related to adjustable rate loans, which had a weighted average coupon rate of 8.28%; 24.4% related to fixed rate balloon payment loans, which had a weighted average coupon rate of 7.07%; and the remaining 64.6% related to fixed rate fully amortizing loans, which had a weighted average coupon rate of 8.20%. At that date, the Company's mortgage servicing portfolio had an aggregate weighted average coupon rate of 7.85%. The following table sets forth, as of September 30, 1996, the percentage of fixed-rate, single-family mortgage loans being serviced for others by the Company, by interest rate category.

             Coupon Range                          Percentage of Portfolio
             ------------                          -----------------------

             Less than 7.00%                                   6.30%
             7.00 - 8.00%                                     32.40%
             8.01 - 9.00%                                     50.34%
             9.01 - 10.00%                                     9.75%
             10.01 - 11.00%                                    1.01%
             11.01 - 12.00%                                    0.15%
             12.01 & above                                     0.05%
                                                            --------
                                                             100.00%
                                                            ========

           The following table sets forth information regarding the mortgage loan servicing portfolio, broken down by state.

                                                                       At December 31, 1996
                                -----------------------------------------------------------------------------------------------
                                    Number of             Percentage of total                                 Percentage of
                                  mortgage loans           number of mortgage                                  total dollar
                                     serviced                loans serviced                Amount                 amount
                                ------------------      -----------------------        --------------       -------------------
                                                                      (Dollars in thousands)
Michigan......................        24,842                     43.87%                   $1,829,500                38.90%
California....................         2,346                      4.14%                      334,500                 7.11%
Ohio..........................         4,210                      7.43%                      296,000                 6.29%
Illinois......................         2,887                      5.10%                      286,700                 6.10%
Florida.......................         3,210                      5.67%                      232,600                 4.95%
Texas.........................         2,872                      5.07%                      224,700                 4.78%
Colorado......................         1,946                      3.44%                      201,300                 4.28%
Maryland......................         1,449                      2.56%                      156,400                 3.33%
Georgia.......................         1,547                      2.73%                      126,200                 2.68%
Washington....................           921                      1.63%                      112,900                 2.40%
Virginia......................           872                      1.54%                       97,600                 2.08%
New York......................           658                      1.16%                       68,200                 1.45%
Oregon........................           582                      1.03%                       63,500                 1.35%
Minnesota.....................           849                      1.50%                       63,500                 1.35%
Indiana.......................           815                      1.44%                       62,700                 1.33%
Missouri......................           794                      1.40%                       53,900                 1.15%
New Jersey....................           501                      0.88%                       53,100                 1.13%
Utah..........................           498                      0.88%                       50,000                 1.06%
Wisconsin.....................           494                      0.87%                       39,300                 0.84%
Tennessee.....................           567                      1.00%                       38,700                 0.82%
Other.........................         3,767                      6.66%                      311,700                 6.62%
                                ------------               ------------                   ----------             ---------
      Total...................        56,627                    100.00%                   $4,703,000               100.00%
                                ============               ============                   ==========             =========

           At September 30, 1996, the Company was servicing approximately 83,000 loans with an aggregate unpaid principal balance of $6.9 billion (excluding subservicing). Of such loans, 2.09% were delinquent and an additional 0.68% were in foreclosure. The following table presents certain information regarding the number of delinquent single family mortgage loans as of the dates indicated.

                                                                                  At December 31,
                                         At September 30,          ----------------------------------------------
                                               1996                    1995            1994            1993
                                      ------------------------         ----            ----            ----
30 - 59 Days Past Due............              1.61%                   1.77%          0.81%           0.72%
60 - 89 Days Past Due............              0.33%                   0.24%          0.09%           0.04%
90 + days Past Due...............              0.15%                   0.14%          0.02%           0.02%
Loans in foreclosure.............              0.68%                   0.40%          0.23%           0.19%
                                         -----------               ---------      ---------       ---------
           Total.................              2.77%                   2.55%          1.15%           0.97%
                                         ===========               =========      =========       =========

           The Company is materially affected by loan delinquencies and defaults on loans that it services for others. Under a portion of its servicing contracts, the Company must forward all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. At September 30, 1996, the Company's delinquency rates on loans serviced for Freddie Mac and Fannie Mae were 1.35% and 2.12%, respectively. Also, to protect their liens on mortgage properties, owners of loans usually require a servicer to advance scheduled mortgage and hazard insurance and tax payments even if sufficient escrow funds are not available. The Company is generally reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the Company absorbs the cost of funds advanced during the time the advance is outstanding. Further, the Company bears the costs of collection activities on delinquent and defaulted loans.

Funding Sources

           The Company funds its operations through its retail deposit base, the funds available in escrow accounts held in connection with its mortgage loan servicing operations, and FHLB advances. See "Liquidity and Capital Resources." Following the Offering, the Company intends to continue to rely upon these sources of funds, in addition to the net proceeds from the Offering to finance its operations.

           Deposits are a significant source of the Company's funds for lending, investment activities and general operational purposes. In addition to deposits, the Company derives funds from loan principal and interest repayments, sales of loans, mortgage loan servicing income and sales of mortgage servicing rights.

           The Company attracts deposits principally from its primary market area in Michigan by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts and certificates of deposit. Deposit terms vary according to the minimum balance required and the interest rate. Maturities, terms, service fees and withdrawal fees are established on a periodic basis. Management of the Company generally reviews its deposit mix and pricing on a daily basis. In determining the characteristics of its deposit accounts, the Company considers the rates offered by competing institutions in the Company's market areas, the acquisition of brokered funds, liquidity requirements, growth goals and federal regulations.

           The Company competes for deposits with other institutions in its market area and nationwide (through print advertisements and a commercial wire service) by offering deposit instruments that are competitively priced and by providing customer service through convenient and attractive offices, knowledgeable and efficient staff and hours of service that meet customers' needs. Most of the Company's depositors are Michigan residents.

           Among deposits which the Company attracts and retains are brokered deposits, which are pools of deposits purchased from a broker acting as an agent for depositors seeking the highest certificate of deposit rates offered by insured financial institutions. At September 30, 1996, the Company had $479.1 million in certificates of deposit, of which $180.4 million, or 37.7%, were brokered deposits. Because brokered deposits are inherently interest-rate sensitive, the Company is subject to the risk of a significant outflow of funds in the event of a sudden increase in interest rates. Further, the Company's net earnings may be adversely affected by attempts by the Company to match interest rates to stem any such outflow of funds. The Company believes that this risk is appropriately mitigated by the availability of its $425 million FHLB line of credit, as to which its maximum outstanding month-end balance for the nine months ended September 30, 1996 was $318.0 million. Based upon the Company's current cost of its funds, the Company does not believe that reliance on the FHLB as a short-term replacement funding source would have a significant adverse effect on its financial condition. For the nine months ended September 30, 1996, the average cost of funds for the Company's deposits, including brokered deposits, and its FHLB advances were 5.49% and 6.15%, respectively. Further, the Company believes its reliance on brokered funds will diminish as the Company develops its retail deposit base through its existing and future branch network.

           The following table sets forth by account types the aggregate amount and weighted average rate of the Company's deposits.

                                                                                   At December 31,
                               At September 30,      ---------------------------------------------------------------------------
                                     1996                     1995                      1994                        1993
                             ---------------------   ------------------------   ----------------------     ---------------------
                                         Weighted                  Weighted                  Weighted                  Weighted
                                          Average                   Average                   Average                   Average
                               Amount      Rate        Amount        Rate       Amount         Rate        Amount        Rate
                                                                  (Dollars in thousands)
Transaction Accounts:
     Non-interest
     bearing deposits....    $   12,627       --%    $    4,621       --%    $    12,818        --%     $   10,332        --%
     Interest bearing
     deposits............        32,668     3.06%        63,391     3.05%         49,226      2.96%          1,211      2.70%
                             ----------              ----------              -----------                ----------
       Subtotal..........        45,295     2.21%        68,012     2.84%         62,044      2.35%         11,543      0.28%
Savings accounts.........        52,511     4.15%        10,248     2.25%          9,744      2.25%            522      2.75%
Certificates of deposit..       479,108     5.95%       448,714     6.27%    $   235,836      5.47%        178,696      4.13%
                             ----------              ----------              -----------                ----------

       Total deposits....    $  576,914     5.50%    $  526,974     5.73%    $   307,624      4.74%     $  190,761      3.89%
                             ==========   =======    ==========   =======    ===========    =======     ==========    =======

           The following table indicates the amount of the Company's certificates of deposits by time remaining until maturity as of September 30, 1996.

                      Maturity Period                                 Certificates of Deposits
                      ---------------                                 ------------------------
                                                                           (In thousands)
                      Three months or less......................      $       78,426
                      Over three through six months.............             136,390
                      Over six through 12 months................             171,510
                      Over 12 months............................              92,782
                                                                      --------------
                      Total......................................     $      479,108
                                                                      ==============

           The Company considers all its certificates of deposit to be highly interest-rate sensitive regardless of amount.

           Deposits have historically been the primary source of funds for the Company's lending and general operating activities. However, the Company also utilizes the FHLB to provide both short-term and long-term borrowings and also relies to a limited extent on short-term reverse repurchases of pools of single-family mortgage loans for advance funding of securitized loans.

           The Company's principal source of borrowings has been FHLB advances. The Company is authorized to use advances from the FHLB to supplement its supply of funds and to satisfy deposit withdrawal requirements. The Federal Home Loan Company System functions as a twelve-bank central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, the Company is required to own stock in the FHLB and is authorized to apply for advances, which are made pursuant to several different programs with their own interest rates and range of maturities. Advances from the FHLB are secured by the Company's stock in the FHLB and a portion of the Company's mortgage loan portfolio.

           The following table sets forth certain information regarding the borrowings of the Company as of or for the period indicated.

                                                     At or for the Nine Months         At or for the Year Ended December 31,
                                                        Ended September 30,       ------------------------------------------------
                                                               1996                     1995             1994             1993
                                                     -------------------------          ----             ----             ----
                                                                            (Dollars in thousands)
FHLB Advances
   Balance outstanding at period-end.............           $ 199,856                $ 191,156        $ 200,750        $  55,000
   Maximum outstanding at any month-end..........           $ 318,000                $ 315,000        $ 200,750        $ 112,000
   Monthly average balance...................               $ 243,564                $ 237,535        $  83,912        $  42,727
   Average interest rate.....................                   6.15%                    6.35%            4.44%            4.29%

           See Note 9 of Notes to Consolidated Financial Statements for additional information.

Employees

           As of September 30, 1996, the Company and its subsidiaries had 1,179 full-time equivalent employees, none of whom were represented by a collective bargaining agreement. Management of the Company and the Bank considers their relationship with such employees to be satisfactory.

Properties

           The Company's principal executive offices are located at 2600 Telegraph Road, Bloomfield Hills, Michigan 48302 in leased facilities. At September 30, 1996, the Company maintained 15 branches, 28 loan centers, ten correspondent service centers, a mortgage loan servicing center, and three corporate operations offices. Other than 7 of the branches and one of the loan centers, the Company or the Bank leased their operating premises. See Note 6 of Notes to Consolidated Financial Statements. In December 1996, the Company entered into four agreements to acquire property to be used for future branch locations in Michigan in connection with the Company's overall plan for expansion of its retail banking operations. See "Business -- Business Strategy."

Subsidiary Activities

           The Company conducts business through a number of wholly-owned subsidiaries in addition to the Bank. The additional subsidiaries of the Company include Douglas Insurance Agency, Inc. ("DIA"), FSSB Real Estate Development Corporation ("REDC"), Mortgage Video Network, Inc. ("Video") and First Security Investment Group, Inc. ("Investment"). Of the additional subsidiaries, DIA, REDC and Investment are presently active. DIA acts as an agent for life insurance and property and casualty insurance companies. REDC owns a single parcel of undeveloped commercial real estate in northern Oakland County, Michigan which it currently has a contract to sell. REDC does not conduct any other business.

           The Bank, the Company's primary subsidiary, is a federally chartered, stock savings bank headquartered in Bloomfield Hills, Michigan. See "Business." The Bank owns five subsidiaries: FSSB Mortgage Corporation ("Mortgage"), Boston Credit Corporation ("BCC"), Mortgage Affiliated Services, Inc. ("MAS"), Mid-Michigan Service Corporation ("Mid-Michigan") and SSB Funding Corporation ("Funding"). Mortgage, BCC and Funding are currently inactive subsidiaries. MAS provides appraisal and document preparation services, primarily in conjunction with the Bank's loan closings. Mid-Michigan is engaged in the business of leasing and sub-leasing commercial real estate. Mid-Michigan leases the premises of the Bank's regional headquarters located in Jackson, Michigan from a third party and subleases the premises to the Bank.

Legal Proceedings

           From time to time, the Company and its subsidiaries are parties to various legal proceedings incident to its business. At September 30, 1996, there were no legal proceedings which management anticipates would have a material adverse effect on the Company.

                                  REGULATION

General

           The Bank is chartered as a federal savings bank under the Home Owners' Loan Act, as amended (the "HOLA"), which is implemented by regulations adopted and administered by the OTS. As a federal savings bank, the Bank is subject to regulation, supervision and regular examination by the OTS. Federal banking laws and regulations control, among other things, the Bank's required reserves, investments, loans, mergers and consolidations, payment of dividends and other aspects of the Bank's operations. The deposits of the Bank are insured by the SAIF administered by the FDIC to the maximum extent provided by law ($100,000 for each depositor). In addition, the FDIC has certain regulatory and examination authority over OTS-regulated savings institutions and may recommend enforcement actions against savings institutions to the OTS. The supervision and regulation of the Bank is intended primarily for the protection of the deposit insurance fund and the Bank's depositors rather than for holders of the Company's stock or for the Company as the holder of the stock of the Bank.

           As a savings and loan holding company, the Company is registered with and is subject to OTS regulation and supervision under the HOLA. The Company also is required to file certain reports with, and otherwise comply with the rules and regulations of, the Commission under the federal securities laws.

           The following discussion is intended to be a summary of certain statutes, rules and regulations affecting the Bank and the Company. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

Regulation and Supervision of the Bank

           Proposed Legislation. Legislation introduced in the United States Congress in 1997 would, if enacted, require all federal savings institutions (such as the Bank) to convert to a national bank or a state bank or savings bank charter by January 1, 1998 and would require all savings and loan holding companies (such as the Company) to become bank holding companies or "financial services" holding companies. The two bills include limited grandfather provisions for business activities of federal savings institutions that do not conform to applicable banking regulations. Holding companies that were formerly savings and loan holding companies would not be subject to any additional activity restrictions so long as their subsidiaries continued to comply with certain lending restrictions currently applicable to federal thrifts and were not acquired by another company.

           In addition, the Deposit Funds Insurance Act of 1996, enacted on September 30, 1996, requires the Secretary of the Treasury to submit a report to the Congress by March 31, 1997, providing a detailed analysis of the issues related to and recommendations for a common charter for savings institutions and banks. It can be anticipated that further legislation affecting the federal thrift charter will be introduced simultaneously with or shortly after submission of the Treasury report.

           Based upon an analysis of the current provisions of the legislation proposed to date, the management of the Company does not believe that the enactment of such legislation would have a material adverse effect on its financial condition or results of operations.

           Business Activities. The Bank derives its lending and investment powers from the HOLA and the regulations of the OTS thereunder. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of commercial paper and debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations.

           Regulatory Capital and Reserve Requirements. The OTS has adopted capital adequacy regulations that require savings institutions such as the Bank to meet three minimum capital standards: a "core" capital requirement of 3% of adjusted total assets, a "tangible" capital requirement of 1.5% of adjusted total assets, and a "risk-based" capital requirement of 8% of total risk-based capital to total risk-weighted assets. In addition, the OTS has adopted regulations imposing certain restrictions on savings institutions that have a total risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (or 3% if the institution is rated Composite 1 under the CAMEL examination rating system). See "-- Prompt Corrective Regulatory Action."

           Certain MSRs need not be deducted in computing core and tangible capital. Generally, the lower of 90% of the fair market value of readily marketable MSRs, or the current unamortized book value as determined under GAAP may be included in core and tangible capital up to a maximum of 50% of core capital computed before the deduction of any disallowed qualifying intangible assets. At September 30, 1996, the Bank's core capital included $36.9 million of core deposit intangibles and MSRs.

           The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight, which range from 0% to 100% as assigned by the OTS capital regulations based on the risks the OTS believes are inherent in the type of asset. Comparable risk weights are assigned to off-balance sheet assets.

           The OTS risk-based capital regulation also includes an IRR component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements.

           The table below sets forth the Bank's compliance with its regulatory capital requirements at September 30, 1996.

                                            The Bank's                      Capital                      Excess
                                              Capital                     Requirements                   Capital
                                        ---------------------        ----------------------        ---------------------
                                        Amount        Percent        Amount         Percent        Amount        Percent
                                        ---------------------        ----------------------        ---------------------
                                                                     (Dollars in thousands)
           Tangible capital            $ 55,446        5.27%        $ 15,784         1.50%        $ 39,662        3.77%

           Core capital                $ 61,574        5.82%        $ 31,754         3.00%        $ 29,820        2.82%

           Total Risk-based
             capital                   $ 74,923       12.04%        $ 49,803         8.00%        $ 25,120        4.04%

           Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.3 million of transaction accounts, and reserves equal to 3% must be maintained on the next $52.0 million of transaction accounts, plus reserves equal to 10% on the remainder. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1996, the Bank met its reserve requirements.

           Federal Deposit Insurance. The Bank is required to pay assessments based on a percentage of its insured deposits to the FDIC for insurance of its deposits by the SAIF.

           Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. The assessment rate depends on the capital category and supervisory category to which an institution is assigned. For the first nine months of 1996, the assessment rate for SAIF-insured institutions ranged from 0.23% of deposits for well-capitalized institutions in the highest supervisory subgroup, to 0.31% of deposits for undercapitalized institutions in the lowest supervisory subgroup. The Bank was a "well-capitalized" institution as of September 30, 1996.

           In late 1995, the FDIC amended the risk-based assessment schedule for depository institutions with deposits insured by the Bank Insurance Fund ("BIF"), resulting in a dramatic reduction in FDIC assessments for BIF-insured but not SAIF-insured institutions. In response to this assessment disparity, the Deposit Funds Insurance Act of 1996 (the "1996 Act"), enacted on September 30, 1996, amended the Federal Deposit Insurance Act (the "FDI Act") in several ways to recapitalize the SAIF and reduce the disparity between the assessment rates for the BIF and the SAIF. The 1996 Act authorized the FDIC to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the required reserve ratio of 1.25%. SAIF-insured institutions on November 27, 1996 paid a special assessment equal to 65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995. The 1996 Act provides the amount of the special assessment will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid. Based on the foregoing, the Bank recorded an accrual for the special assessment of $3.4 million at September 30, 1996. Net of related tax effects, this reduced reported earnings by $2.2 million for the quarter ended September 30, 1996. In view of the recapitalization of the SAIF, in December 1996 the FDIC reduced the assessment rate for SAIF-assessable deposits for periods beginning on October 1, 1996. As a result, the insurance assessment rates for SAIF-insured institutions, like the Bank, were set at 18 to 27 basis points for the last quarter of 1996 and zero to 27 basis points for the first half of 1997.

           The 1996 Act also provides that the FDIC cannot assess regular insurance assessments for the SAIF or the BIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank is classified as "well-capitalized" and has not been found by the OTS to have such supervisory weaknesses. Accordingly, assuming that the designated reserve ratio is maintained by the SAIF after the collection of the special SAIF assessment, the Bank, as long as it maintains its capital and supervisory status, will pay substantially lower FDIC assessments compared to those paid by the Bank in recent years.

           Qualified Thrift Lender Test. The HOLA and OTS regulations require all savings institutions to meet a Qualified Thrift Lender ("QTL") test. Under the HOLA's QTL test, a savings institution is required to maintain at least 65% of its "portfolio assets" in certain "Qualified Thrift Investments" in at least nine months of the most recent 12-month period. Under OTS implementing regulations, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing and (ii) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small business in "credit needy" areas.

           A savings institution that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. An initial failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions and a restriction on obtaining additional advances from its Federal Home Loan Bank. If a savings institution does not requalify under the QTL test within the three-year period after it fails the QTL test, it would be required to terminate any activity not permissible for a national bank and repay as promptly as possible any outstanding advances from its Federal Home Loan Bank. In addition, the holding company of such an institution, such as the Company, would similarly be required to register as a bank holding company with the Federal Reserve Board. See "-- Regulation and Supervision of the Company." At September 30, 1996, the Bank qualified as a QTL.

           Legislation enacted into law on September 30, 1996 made certain amendments to the HOLA that significantly liberalize the QTL test. First, the new law permits loans to small businesses, student loans and credit card loans to be counted as Qualified Thrift Investments without percentage limits. The current 10% limit on all other loans to households is eliminated by the new law, and such loans may now be counted toward the QTL test within the 20% of portfolio assets limit. Second, the statute amends the QTL test to provide that a savings institution may be considered a QTL either (i) by satisfying the HOLA's QTL requirements or (ii) by qualifying as a "domestic building and loan association" as defined under the Internal Revenue Code of 1986, as amended (the "Code"). In order for a savings institution to be defined as a domestic building and loan association under the Code, at least 60% of its total assets must consist of: (a) cash; (b) obligations of the United States, a state or a political subdivision thereof or obligations of a corporation that is an instrumentality of any of the foregoing, except for certain obligations the interest on which is excludable from gross income; (c) obligations of a state-chartered deposit insurance corporation; (d) loans secured by deposits in the institution; (e) loans secured by, or for the improvement of, residential real property or real property used for church purposes; (f) loans secured by, or for the improvement of, urban real property qualifying under specified federal government programs; (g) loans secured by an interest in educational, health or welfare institutions or facilities; (h) property acquired through the liquidation of defaulted loans described in clauses (e), (f) or (g); (i) educational loans; (j) property used by the institution in the conduct of its business and (k) most interests in Real Estate Mortgage Investment Conduits ("REMICs").

           Standards for Safety and Soundness. The FDI Act, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulation or guideline, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to the statute. The safety and soundness guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

           In addition, on July 10, 1995, the OTS and the federal bank regulatory agencies proposed guidelines for asset quality and earnings standards. Under the proposed standards, a savings institution would be required to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by banking agencies, would not have a material effect on the operations of the Bank.

           Prompt Corrective Regulatory Action. Under FDICIA, the federal banking regulators are required to take prompt corrective action in respect of depository institutions that do not meet certain minimum capital requirements, including a leverage limit and a risk-based capital requirement. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. As required by FDICIA, banking regulators, including the OTS, have issued regulations that classify insured depository institutions by capital levels and provide that the applicable agency will take various prompt corrective actions to resolve the problems of any institution that fails to satisfy the capital standards.

           Limitations on Capital Distributions. OTS regulations currently impose limitations upon capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution must give notice to the OTS at least 30 days before payment of a proposed capital distribution, and capital distributions in excess of specified earnings or by certain institutions are subject to approval by the OTS.

A savings institution that has capital in excess of all regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (a) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (b) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval.

           The OTS has proposed regulations that would simplify the existing procedures governing capital distributions by savings institutions. Under the proposed regulations, the approval of the OTS would be required only for capital distributions by an institution that is deemed to be in troubled condition or that is undercapitalized or would be undercapitalized after the capital distribution. A savings institution would be able to make a capital distribution without notice to or approval of the OTS if it is not held by a savings and loan holding company, is not deemed to be in troubled condition, has received either of the two highest composite supervisory ratings and would continue to be adequately capitalized after such distribution. Notice would have to be given to the OTS by any institution that is held by a savings and loan holding company or that had received a composite supervisory rating below the highest two composite supervisory ratings. An institution's capital rating would be determined under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action."

           In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions.

           Real Estate Lending Standards. Under joint regulations of the federal banking agencies, including the OTS, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits, that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. An institution's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators. The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the loan-to-value limits specified in the Interagency Guidelines for the various types of real estate loans. The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits.

           Mortgage and Consumer Lending. The Bank is subject to many federal consumer protection statutes and regulations including, but not limited to, the following:

           The Truth in Lending Act ("TILA"). TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total of payments, and the payment schedule.

           Under certain circumstances involving extensions of credit secured by the borrower's principal dwelling, TILA and Regulation Z thereunder provide a right of rescission. The regulatory agencies are authorized to order creditors to make monetary and other adjustments to the accounts of consumers in cases where an annual percentage rate or finance charge is inaccurately disclosed. Generally, the agencies order restitution when such disclosure errors resulted from a clear and consistent pattern or practice of violation or gross negligence or a willful violation that was intended to mislead the person to whom the credit was extended. However, the agencies are not precluded from ordering restitution for isolated disclosure errors. TILA also provides for statutory damages of twice the finance charge, with a minimum of $200 and a maximum of $2,000 for closed end loans secured by real property or a dwelling. If successful, the borrower is entitled to reasonable attorneys' fees and the costs of bringing the action. TILA also provides for class actions for actual damages and for statutory damages of the lesser of $500,000 or 1% of the creditor's net worth, plus court costs and attorneys' fees.

           The Bank attempts in good faith to comply with TILA and Regulation Z thereunder. The requirements are complex, however, and even inadvertent non-compliance could result in civil liability or the extension of the rescission period for a mortgage loan for up to three years from the date the loan was made. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions, seeking civil statutory and actual damages and rescission under TILA, as well as remedies for alleged violations of various state unfair trade practices acts and restitution or unjust enrichment in connection with certain mortgage loan transactions. The Bank has experienced no material problems in this area and believes that its compliance program should continue to prevent any such problem from arising, although there can be no assurance to that effect.

           The Real Estate Settlement Procedures Act ("RESPA"). RESPA requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of money that a lender may require a borrower to place in an escrow account. HUD's Regulation X, which implements RESPA, also establishes escrow accounting procedures and mandates the use of aggregate accounting for determining the maximum dollar amount that may be collected in connection with escrow accounts. RESPA is applicable to all federally related mortgage loans, which includes all loans made by the Bank.

           Section 8 of RESPA prohibits any person from giving or receiving a fee or a thing of value (payments, commissions, fees, gifts or special privileges) for a referral of settlement business. Such "kickbacks" include payments in excess of the reasonable value of goods provided or services rendered. Violations of Section 8 of RESPA may result in imposition of the following penalties: (i) civil liability equal to three times the amount of any charge paid for the settlement services; (ii) the possibility that court costs and attorneys' fees can be recovered; and (iii) a fine of not more than $10,000 or imprisonment for not more than one year, or both.

           The Bank attempts in good faith to comply with the requirements of RESPA and its implementing regulations. The requirements are complex, however, and even inadvertent non-compliance could result in civil or criminal liability. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries, and other mortgage lending institutions alleging violations of RESPA's escrow account rules and seeking civil damages, court costs and attorneys' fees. The Bank has experienced no material problems in this area and believes that its compliance program should continue to prevent any such problem from arising, although there can be no assurance to that effect.

           Federal Non-Discrimination and Related Statutes. As a federal savings institution, the Bank is governed by various federal statutes and related regulations intended to prevent discrimination on the basis of race or gender or other prohibited characteristics, to ensure that such lenders are meeting the credit needs of all segments of the population of its market (or "assessment") areas or to collect information to assist in the enforcement of such requirements. Such laws as The Fair Housing Act, The Equal Credit Opportunity Act, The Home Mortgage Disclosure Act and the Community Reinvestment Act all govern the manner in which the Bank may engage in the mortgage lending business. In addition, each provides for various administrative, civil and, in limited circumstances, criminal enforcement procedures, which may also include suits by aggrieved persons seeking actual and/or punitive damages.

           The Bank attempts in good faith to comply with the provisions of these statutes and their implementing regulations, however, the provisions are complex and even inadvertent non-compliance could result in liability to the Bank. The Bank currently has a staff of 40 persons in the consumer compliance area, including many with extensive experience and/or training, and has devoted significant resources to attempt to assure that the lending activities continue to demonstrate material compliance with all applicable statutes, regulations and rules. During the past several years numerous individual claims, purported class actions and federal enforcement proceedings have been commenced against a number of financial institutions alleging that one or more of these provisions have been violated. While the Bank has incurred no material detriment as a result of these actions, there can be no assurance that one or more aspects of its lending program will not be found to have been in violation of these statutes.

           Transactions with Affiliates. The Bank is subject to restrictions imposed by federal law on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in the stock or other securities thereof. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require such transactions to have terms comparable to terms of arms-length transactions with third persons. Further, such secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company and as to any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates to an aggregate of 20% of the Bank's capital and surplus. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. The Bank's ability to extend credit to its directors, executive officers, and 10% stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board thereunder.

           Liquidity Requirements. The Bank is required by OTS regulation to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United Sates government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. The average daily liquidity ratio of the Bank for the month ended September 30, 1996 was 8.6%. The Bank is also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. The Bank was in compliance with the 1% requirement at September 30, 1996. Monetary penalties may be imposed for failure to meet liquidity requirements.

           Branching. Subject to certain limitations, the HOLA and the OTS regulations currently permit federally chartered savings institutions such as the Bank to establish branches in any state of the United States. The authority to establish such branches is available (a) in states that expressly authorize branches of savings institutions located in another state or (b) to a federal savings institution that qualifies as a "domestic building and loan association" under the Code. See "-- Qualified Thrift Lender Test." The authority for a federal savings institution to establish an interstate branch network would facilitate a geographic diversification of the institution's activities. This authority under the HOLA and the OTS regulations preempts any state law purporting to regulate branching by federal savings institutions. However, recently proposed federal legislation could, if enacted, restrict the Bank's ability to open branches in states other than Michigan.

           Federal Home Loan Bank System. The Federal Home Loan Bank System consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement, with an investment in FHLB stock at September 30, 1996 of $20.5 million. Long-term FHLB advances may only be made for the purpose of providing funds for residential housing finance. At September 30, 1996, the Bank had total advances of $199.9 million outstanding from the FHLB.

           Savings and Checking Accounts and Public Accommodations.

           Bank Secrecy Act ("BSA") and Money Laundering Laws. The BSA requires every financial institution within the United States to file a Currency Transaction Report with the Internal Revenue Service for each transaction in currency of more than $10,000 not exempted by the U.S. Treasury Department. The reports must be filed within 15 days of the transaction. A "transaction in currency" is defined by the regulations to include any transaction "involving the physical transfer of currency from one person to another."

           Under the FDI Act, a receiver or conservator may be appointed for an insured depository institution on the receipt of written notice from the Attorney General that an insured depository institution has been found guilty of a criminal money laundering offense or criminal offense under the BSA. The FDIC may also take action to terminate the deposit insurance of an institution convicted of criminal violations of the BSA and money laundering offense. Any person who willfully causes a violation of the BSA's record-keeping requirements for insured institutions is subject to the imposition of up to a $50,000 civil money penalty, in addition to any other applicable penalties.

           The Bank has instituted a policy against money laundering that is communicated by top management to its employees. The policy includes safeguards to prevent money laundering, including, but not limited to, regular education programs to teach employees the requirements of the federal money laundering laws and to make them aware of the innovative and ever-changing techniques employed by money launderers.

           Electronic Fund Transfer Act (the "EFTA"). The EFTA provides a basic framework establishing the rights, liabilities and responsibilities of participants in "electronic fund transfer systems", defined to include automated teller machine transfers, telephone bill-payment services, point-of-sale terminal transfers, and preauthorized transfers from or to a consumer's account (e.g., direct deposit of social security payments). Its primary objective is to protect the rights of individuals using these systems. The EFTA limits a consumer's liability for certain unauthorized electronic fund transfers and requires certain error resolution procedures.

           Unless an error is resolved in accordance with the error-resolution procedures specified in the EFTA, the institution may be liable for civil damages. The statutory damages the institution would have to pay in a successful individual action are actual damages and statutory damages between $100 and $1,000, as determined by the court, plus court costs and attorneys' fees. In a successful class action, the institution would have to pay actual damages and statutory damages up to the lesser of $500,000 or 1% of the institution's net worth, plus court-costs and reasonable attorneys' fees. The EFTA also sets forth provisions for criminal liability for certain EFTA violations. Penalties under these provisions run from a $5,000 fine and one year's imprisonment for knowingly and willfully failing to comply with the EFTA, to a $10,000 fine and 10 years imprisonment for fraudulent use of a debit card.

           The Expedited Funds Availability Act (the "Expedited Funds Act"). The Expedited Funds Act seeks to insure prompt availability of funds deposited into a customer's account and to expedite the return of checks. The Expedited Funds Act is implemented by the Federal Reserve Bank's Regulation CC. The Expedited Funds Act and Regulation CC include specific detailed provisions requiring a financial institution to: (i) make funds available to its customers within specified time frames; (ii) ensure that interest accrues on funds in interest-bearing transaction accounts not later than the day the financial institution receives credit; and (iii) disclose the financial institution's funds-availability policies to its customers. In addition to administrative enforcement, there is civil liability for violations of the Expedited Funds Act. Any depository institution that fails to comply with any requirements of the Expedited Funds Act or regulation with respect to any person other than another depository institution is liable to such person in an amount equal to the sum of actual damages, such additional amount as the court may allow (with a minimum of $100 and a maximum of $1,000 in an individual action and, in a class action, a maximum of the lesser of $500,000 or 1% of the net worth of the depository institution), plus court costs and attorneys' fees in the case of any successful action.

           The Truth In Savings Act (the "TISA"). The TISA is principally a disclosure law, the purpose of which is to encourage comparative shopping for deposit products. The common denominator used by the TISA to facilitate comparison shopping of interest payable on deposit accounts is the Annual Percentage Yield (the "APY"). TISA is implemented by Regulation DD. The TISA and Regulation DD thereunder require depository institutions to pay interest on the full amount of the principal in the account for each day, under either the "daily balance method" or the "average daily balance method." No other balance calculation methods are permitted by the TISA. In addition to administrative enforcement, TISA violations carry civil liability. Any depository institution that fails to comply with any requirement of the TISA with respect to any person who is an account holder is liable to such person in an amount equal to the sum of actual damages, such additional amount as the court may allow (with a minimum of $100 and a maximum of $1,000 in an individual action and, in a class action, a maximum of the lesser of $500,000 or 1% of the net worth of the depository institution), plus court costs and attorneys' fees in the case of any successful action.

           The Americans with Disabilities Act (the "ADA"). The ADA, enacted into law in 1990, prohibits private employers, state and local governments, employment agencies and labor unions from discriminating against qualified individuals with disabilities in connection with job application procedures, hiring, firing, advancement, compensation, job training and other terms, conditions and privileges of employment. An individual with a disability is a person who: (i) has a physical or mental impairment that substantially limits one or more major activities; (ii) has a record of such an impairment; or (iii) is regarded as having such an impairment.

           Anyone who has been discriminated against on the basis of a disability in relation to employment may file an action with the United States Equal Employment Opportunity Commission and may be entitled to remedies that include rehiring, promotion, reinstatement, back pay or remuneration or reasonable accommodation including reassignment. Such individuals may also be entitled to damages intended to compensate for institutions that are engaged in a pattern or practice of discrimination. At the U.S. Attorney General's request, the court may impose civil penalties of $50,000 for a first violation and $100,000 for any subsequent violation or certain other remedies.

           The Bank attempts in good faith to assure compliance with the requirements of the consumer protection statutes to which it is subject, as well as the regulations that implement the statutory provisions. The requirements are complex, however, and even inadvertent non-compliance could result in civil and, in some cases, criminal liability. Based on the Bank's history of claims under the consumer protection statutes and regulations to which it is subject, management does not believe that claims are likely to be asserted that will have a material adverse effect on the Bank's or the Company's financial condition, results of operations or liquidity.

Regulation and Supervision of the Company

           The Company is a savings and loan holding company under the HOLA and, as such, is subject to OTS regulation, supervision and examination. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries and may restrict or prohibit activities that are determined to represent a serious risk to the safety, soundness or stability of the Bank or any other subsidiary savings institution.

           Under the HOLA, a savings and loan holding company may not (i) acquire, with certain exceptions, more than 5% of a non-subsidiary savings institution or a non-subsidiary savings and loan holding company; or (ii) acquire or retain control of a depository institution that is not insured by the FDIC.

           As a unitary savings and loan holding company, the Company generally is not subject to any restriction as to the types of business activities in which it may engage, provided that the Bank continues to satisfy the QTL test. See "-- Regulation and Supervision of the Bank -- Qualified Thrift Lender Test." Upon any non-supervisory acquisition by the Company of another savings institution that is held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. In addition, the acquisition of any additional savings institution in any state other than Michigan could only be made under limited circumstances related to state law.

                                  MANAGEMENT

Executive Officers and Directors

           Effective January 1997, the Board of Directors of the Company consists of the same individuals who serve as directors of the Bank. The Board of Directors of the Company is divided into three classes. Directors of the Company each serve for three year terms or until their successors are elected and qualified, with one-third of the directors being elected at each annual meeting of shareholders. The term of each director of the Company expires at the same time as such person's term as a director of the Bank.

           The executive officers of the Company also serve as executive officers of the Bank. Since the formation of the Company, none of the Company's executive officers or directors have received compensation from the Company in their capacity as such.

           The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company and also sets forth the expiration of each director's term.

                                                                                                               Director Term
              Name                                          Age/1/     Position with the Company                 to Expire
              ----                                          ---        -------------------------                 ---------
                Thomas J. Hammond                            53        Chairman and                                1999
                                                                         Chief Executive Officer
                Mark T. Hammond                              31        Vice Chairman and                           1998
                                                                         President
                Joan H. Anderson                             46        Director and                                1999
                                                                         Executive Vice President
                Mary Kay McGuire                             40        Director, Senior Vice                       1997
                                                                         President and Secretary
                Ronald I. Nichols, Sr.                       62        Director                                    1997
                James D. Coleman                             49        Director                                    1997
                Charles Bazzy                                67        Director                                    1998
                William B. Bortels                           62        Director                                    1998
                Harry S. Ellman                              49        Director                                    1999

                Executive Officer Who is Not a Director:
                ---------------------------------------
                Michael W. Carrie                            42        Executive Vice President, Chief              N/A
                                                                         Financial Officer and Treasurer

----------------

/1/  As of December 31, 1996

           Thomas J. Hammond has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its formation in 1993 and served as President from 1993 to January 1997. He has served as Chairman of the Board of Directors and Chief Executive Officer of the Bank since the Bank's formation in 1987 and served as President of the Bank from 1987 to September 1995. Mr. Hammond has over 29 years of experience in the mortgage lending industry. After earning a BSBA and an MBA in finance, Mr. Hammond began his career as a Staff Financial Analyst for Ford Motor Company in 1966. Prior to founding the Bank in 1987, Mr. Hammond formed and managed a series of companies in the financial services industry, including Hammond Mortgage Corporation, Seller's & Homeowner's Uniform Receipt of Equity, Inc. and First Security Mortgage Corporation (formerly known as Oak Hills Mortgage Corporation) dating back to 1969. Mr. Hammond founded Hammond Mortgage Corporation, a residential mortgage brokerage firm, in 1969. This company did business nationwide and operated branches in eight different states and was one of the country's largest FHA mortgage lenders prior to being sold to Michigan National Bank in 1981. It eventually became known as Independence One and is now part of Norwest Mortgage, Inc. Mr. Hammond is the father of Mark T. Hammond, the Vice Chairman and President of the Company and the Bank.

           Mark T. Hammond has been Vice-Chairman of the Board of Directors and President of the Company since January 1997. Previously, Mr. Hammond served as the Company's Vice President from its formation in 1993 through April 1994 and then as its Executive Vice President from April 1994 through January 1997. He has also served as President of the Bank since September 1995. He has served as a member of the Bank's Board of Directors since 1991 and as its Vice Chairman since 1993. He has also served as Executive Vice President of the Bank from 1991 to September 1995 in charge of mortgage operations, wholesale lending and construction lending. From 1989 to 1991, he served as the Bank's Senior Vice President in charge of secondary marketing and mortgage production. Mr. Hammond was a loan officer in 1987 for the Bank, worked part-time in the financial services industry from 1982 to 1986 and is a graduate of Wharton Business School. Mr. Hammond was responsible for the national expansion of the Bank's loan production offices and has played a lead role in the development and implementation of new technology for the Bank. Mr. Hammond recently served on one of Fannie Mae's regional advisory councils. Mr. Hammond is the son of Thomas
J. Hammond, the Chairman and Chief Executive Officer of the Company and the
Bank.

           Joan H. Anderson has been Executive Vice President of the Company since 1994. She has been a Director of the Company since January 1997 and a Director of the Bank since 1987. She also serves as the Bank's Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings, a position she has occupied since 1988. Ms. Anderson served as a Senior Vice President of the Bank from 1987 to 1988. Prior to that time, she held various positions with mortgage lending companies owned by Thomas J. Hammond and has worked in the financial services industry since 1970.

           Mary Kay McGuire has been Secretary of the Company since its formation in 1993 and has been a Senior Vice President of the Company since 1994. She has been a Director of the Company since January 1997 and a Director of the Bank since September 1987. She has also served as the Bank's Secretary since its formation in 1987, and Senior Vice President of the Bank in charge of human resources, purchasing and facilities management since 1988 and advertising since 1996. She also served as a Vice President of the Bank from 1987 to 1988. Prior to that time, Ms. McGuire served with Mr. Thomas Hammond since 1977 and has worked in the financial services industry since 1974.

           Ronald I. Nichols, Sr. has served as a Director of the Company since its formation in 1993 and as a Director of the Bank since 1988. He has been President of Nichols Sales Associates, Inc. located in Bloomfield Hills, Michigan since 1969.

           Dr. James D. Coleman has been a Director of the Company since its formation in 1993 and a Director of the Bank since its formation in 1987. He has served as Director of Emergency Services of Emergicare Physicians since 1979, which provides emergency room staffing for Oakwood Hospital on a contract basis. He also serves as Vice-Chief of the Foundation Board of Directors of Oakwood Hospital located in Dearborn, Michigan.

           Charles Bazzy has served as a Director of the Company since its formation in 1993 and as a Director of the Bank since 1988. He has been a manufacturer's sales representative for and principal of Charles Bazzy & Associates located in Bloomfield Hills, Michigan. Prior to 1988, he was a planning and development manager for Ford Motor Company and was with Ford Motor Company for 33 years.

           William B. Bortels has been a Director of the Company since January 1997 and a Director of the Bank since 1991. He has been a self-employed single-family home builder in Brighton, Michigan since 1964.

           Harry S. Ellman has served as a Director of the Company since January 1997 and a Director of the Bank since 1990. He has been a title insurance agent and attorney with Fidelity Title Co. located in Bingham Farms, Michigan since 1987. He is also a member of the State Bar of Michigan, the Building Industry Association of

Southeast Michigan and is a past chairman of the Income Producing Committee of the Mortgage Bankers' Association.

Executive Officer of the Company Who is Not a Director

           Michael W. Carrie has served as Treasurer of the Company since its inception in 1993 and its Executive Vice President and Chief Financial Officer since January 1997. He has also served as Chief Financial Officer of the Bank since 1993, and as its Executive Vice President in charge of financial planning, financial accounting, cash management, investor reporting, regulatory accounting, loan funding and information services since 1995. From 1993 to 1995 he served as Senior Vice President of the Bank. From 1985 until 1993, he served as Vice President and Manager of Financial Analysis of a major regional federal savings bank. From July 1994 to February 1996, Mr. Carrie also served as a director of Security Savings after its acquisition by the Company.

Key Employees of the Bank

           The Bank has fourteen Senior Vice Presidents or First Vice Presidents, many of which have been with the Bank since its formation in 1987. The Senior Vice Presidents in charge of treasury management, administration, risk management and underwriting previously worked for Hammond Mortgage Company, Thomas Hammond's prior company, during the 1970's. Only one senior officer has resigned from the Bank in the last ten years.

Committees of the Board of Directors

           The Board of Directors of the Company generally meet on a monthly basis, as needed. Directors of the Company are also directors of the Bank and therefore generally supervise operations of both the Company and the Bank through monthly meetings of the Bank's Board of Directors. The Board of Directors of the Bank holds regular monthly meetings and special meetings as needed. During the year ended December 31, 1995, the Company's and the Bank's Boards met 10 times and 12 times, respectively. No director attended fewer than 75% in the aggregate of the total number of such Board meetings held while such director was a member during the year ended December 31, 1995 and the total number of meetings held by committees on which such director served during such year.

           The Company's full Board of Directors acts as a nominating committee for the annual selection of its nominees for election as directors of the Company. While the Board of Directors will consider nominees recommended by stockholders, it has not actively solicited recommendations from the Company's stockholders for nominees nor, subject to the procedural requirements set forth in the Company's Restated Articles and Bylaws, established any procedures for this purpose. The Company's Board of Directors met once in its capacity as the nominating committee during 1995.

           The Bank's full Board of Directors acts as a compensation committee for both the Company and the Bank and met twelve times in this capacity during 1995 to examine the performance and approve the compensation of the officers.

           The Bank's Audit Committee consists of directors Coleman (Chairman), Bazzy and Bortels and performs the functions of the Company's and the Bank's respective audit committees. The Audit Committee is responsible for reviewing the Company's and the Bank's auditing programs, overseeing the quarterly regulatory reporting process, overseeing internal compliance audits as necessary, receiving and reviewing the results of each external audit, reviewing management's response to auditors' recommendations, and reviewing management's reports on cases of financial misconduct by employees, officers or directors. The Audit Committee met four times in 1995.

Executive Compensation

           Summary Compensation Table. The following table sets forth the cash and noncash compensation for each of the last three years awarded to or earned by certain executive officers of the Company for services rendered in all capacities to the Company and its subsidiaries.

                                                                                               Other Annual         All Other
                 Name and Principal Position         Year        Salary           Bonus       Compensation(1)     Compensation
 ------------------------------------------------- --------- ---------------- -------------- ------------------ ------------------
 Thomas J. Hammond                                   1996    $   1,000,000    $    793,580           --          $    49,300(4)
    Chairman of the Board and Chief Executive        1995          529,600         737,102           --               56,340(5)
       Officer                                       1994          529,600         616,301           --               43,580(6)

 Mark T. Hammond(2)                                  1996    $     405,002    $     12,600           --          $    23,418(4)
    Vice Chairman of the Board and President         1995          298,369          12,779           --               32,180(5)
                                                     1994          276,694          17,450           --               23,683(6)

 Michael W. Carrie(3)                                1996    $     204,314    $      8,568           --          $    11,700(4)
    Executive Vice President and Treasurer           1995          160,640           8,042           --               18,900(5)
                                                     1994          147,577           5,143           --                8,477(6)

 Joan H. Anderson                                    1996    $     149,450    $     10,080           --          $    27,300(4)
    Executive Vice President and Director            1995          137,169          10,989           --               23,978(5)
                                                     1994          120,738          27,450           --               20,988(6)

--------------------------


(1) Executive officers of the Company receive certain perquisites and other personal benefits. In each case, the amount of such benefits received by each executive officer in each of the years 1996, 1995 and 1994 did not exceed $50,000 or 10% of such executive officer's salary and bonus.

(2) Mark T. Hammond was elected President of the Company and the Bank in September 1995.

(3) Michael W. Carrie joined the Company and the Bank in January 1993 as Chief Financial Officer. He assumed his current position as Executive Vice President in November 1995.

(4) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $13,200, $14,400, $0 and $14,400, respectively, for Board fees, $4,500, $3,219, $4,500 and $4,500, respectively, in 401(k)
      contributions, and $31,600, $5,799, $7,200 and $8,400, respectively, in term life insurance premium equivalent payments.

(5) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $25,200, $25,200, $9,600 and $15,600,
      respectively, for Board fees, $4,500, $3,500, $4,500 and $2,378, respectively, in 401(k) contributions and $26,640, $3,791, $4,800 and $6,000, respectively, in term life insurance premium equivalent payments for such persons.

(6) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $17,400, $17,400, $4,000 and $13,400,
      respectively, for Board fees, $4,500, $4,500, $2,077 and $3,988, respectively, in 401(k) contributions, and $21,680, $1,783, $2,400 and $3,600, respectively, in term life insurance premium equivalent payments.

Director Compensation

           Directors of the Company presently do not receive compensation in their capacities as such. However, they would receive compensation in connection with the proposed Stock Option Plan. See "--Certain Benefit Plans and Agreements -- Stock Option Plan." Directors of the Bank receive fees of $1,200 for each meeting attended. During 1995, directors' fees for each director of the Bank totaled $14,400 plus a $1,200 bonus. The directors do not receive any additional compensation for serving on committees.

Certain Benefit Plans and Agreements

           In connection with the Offering and subject to its successful completion, the Boards of Directors of the Company and the Bank have approved various incentive or other plans and several employment agreements.

           Basis for Awards of Benefits and Compensation. The Company's and the Bank's Board of Directors have evaluated and approved the terms of the employment agreements and other benefits described below. In their review of the benefits and compensation of the executive officers and the terms of the employment agreements and severance agreements, the Boards of Directors considered a number of factors, including the experience, tenure and ability of the executive officers, their performance during their tenure and the various legal and regulatory requirements regarding the levels of compensation which may be paid to employees of savings associations.

           Stock Option Plan (the "Option Plan). The 1997 Employees and Directors Stock Option Plan would be effective upon the successful completion of the Offering. The purpose of the Option Plan is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan will have a term of 10 years from the date of its approval by the Company's stockholders, after which no awards may be made. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock that are to be outstanding following the Offering, would be reserved for future issuance by the Company, in the form of newly issued or treasury shares or shares held in a grantor trust, upon exercise of stock options ("Options"). Options are collectively referred to herein as "Awards." If Awards should expire, become unexercisable or be forfeited for any reason without having been exercised or having become vested in full, the shares of Common Stock subject to such Awards would, unless the Option Plan shall have been terminated, be available for the grant of additional Awards under the Option Plan.

           The Option Plan will be administered by a committee of at least three directors of the Company who are designated by the Board of Directors (the "Option Committee"). The Option Committee will select the employees to whom Awards are to be granted, the number of shares to be subject to such Awards, and the terms and conditions of such Awards (provided that any discretion exercised by the Option Committee must be consistent with the terms of the Option Plan).

           It is intended that Options granted under the Option Plan will constitute both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs"). ISOs are options that comply with certain restrictions pursuant to
Section 422 of the Code and thereby provide favorable tax treatment to recipients, although they do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code. Non-ISOs are stock options that fail to qualify as ISOs, either at the time of grant or upon exercise.

           The exercise price for ISOs may not be less than 100% of the fair market value of the shares on the date of the grant. Non-ISOs may be granted with any exercise price, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value. The Plan permits the Option Committee to impose transfer restrictions, such as a right of first refusal, on the Common Stock that optionees may purchase.

           No Option will be exercisable earlier than six months following the Offering or later than ten years from the date it is granted unless a shorter period is provided by the Option Committee; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time an ISO is granted, the option price for the ISO shall not be less than 110% of the fair market value of the shares on the date of the grant and the ISO shall not be exercisable after the expiration of five years from the date it is granted.

           An otherwise unexpired Option shall, unless otherwise determined by the Option Committee, cease to be exercisable upon (i) an employee's termination of employment for "just cause" (as defined in the Option Plan), (ii) the date an employee terminates service for a reason other death, or disability, (iii) the date one year after an employee terminates service due to disability, or (iv) the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death).

           The Company will receive no monetary consideration for the granting of Awards under the Option Plan and will receive no monetary consideration other than the Option exercise price for each share issued to optionees upon the exercise of Options. The Option exercise price may be paid in cash or Common Stock. The exercise of Options will be subject to such terms and conditions established by the Option Committee as are set forth in a written agreement between the Option Committee and the optionee (to be entered into at the time an Award is granted). No Award is assignable or transferable except by will or the laws of descent and distribution, although, limited transfers, principally to immediate family members, would be permitted if a pending change in the law is approved.

           Employee Stock Purchase Plan. The Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan ("Purchase Plan") would be effective upon the successful completion of the Offering. The purpose of the Purchase Plan is to encourage broad-based ownership by employees of the Company and, as a result, to provide an incentive for employees at all levels to contribute to the profitability and success of the Company. The Purchase Plan enables the Company to offer a convenient means in the future for the employees who might not otherwise own Common Stock to purchase and hold the Common Stock, and through the partial refund feature of the Purchase Plan, to provide a meaningful inducement to participate.

           The Purchase Plan will be administered by the Option Committee of the Board of Directors. All employees of the Company, its subsidiaries or affiliates who work 20 hours per week or more with at least 6 months of continuous employment and all directors will be eligible to participate. Directors who are not employees would also be eligible to participate.

           Under the Purchase Plan, eligible participants would be free to purchase from any third party and on the open market shares of the Common Stock and, upon providing evidence of the purchase to the company, the employees would receive a payment from the Company equal to 15% of the full price of the shares. No employee would receive such reimbursement for total purchases in any one year in excess of 7% of the employee's gross income from the Company in the prior calendar year; non-employee directors would be limited to purchases of 150 shares per year. Costs related to the purchase and sale of such shares will be borne by the individuals. Participants in the Purchase Plan will be asked to sign a statement acknowledging that they are aware of the condition of the Plan that the shares so purchased may not be sold for a period of one year.

           Participants will be entitled, with respect to Common Stock acquired under the Purchase Plan, to the same rights and distributions as are other holders of the Common Stock. The Purchase Plan has not been designed to comply with the requirements of Section 423 of the Code with respect to "employee stock purchase plans." As a result, participants in the Purchase Plan will be taxed for federal income tax purposes in the year the refund is received by them. Costs incurred by the Company pursuant to the Purchase Plan are expected to be deductible as an expense by the Company.

           Incentive Compensation Plan. The Flagstar Bancorp, Inc. 1997 Incentive Compensation Plan is to be effective upon the successful completion of the Offering. The Incentive Compensation Plan is unfunded and benefits are payable only in the form of cash from the Bank's general assets. The purposes of the Incentive Compensation Plan are to attract and retain the best available personnel for positions of substantial responsibility with the Bank and to provide additional incentives to employees of the Bank in the event the Bank achieves certain financial performance goals indicative of its profitability and stability in comparison to other institutions of a similar size.

           The Incentive Compensation Plan will be administered by a committee (the "Incentive Compensation Committee") consisting of the Bank's Compensation Committee. The Incentive Compensation Committee will decide, from year to year, which employees of the Bank will be eligible to participate in the Incentive Compensation Plan and the size of the bonus pool. The plan year of the Incentive Compensation Plan corresponds to the Bank's fiscal year. Directors who are not employees may not participate in the Incentive Compensation Plan.

           A mathematical formula set forth in the Incentive Compensation Plan determines the incentive compensation that participant may receive in the aggregate. Each employee who is eligible to receive a bonus at the end of a plan year will receive a bonus equal to a specified percentage of his or her base salary. However, the Incentive Compensation Committee may, in its discretion, by resolution adopted before the first day of any plan year, change said percentage. The aggregate amount of bonuses payable for any plan year will be proportionately reduced to the extent that the payment would cause the Bank to cease to be a "well-capitalized" institution.

           For 1997, the Incentive Compensation Plan provides for bonuses to be tied to net earnings and the volume of loan originations in comparison to those for 1996.

           Deferred Compensation Plan. The 1997 Deferred Compensation Plan ("Plan"), to be effective upon the successful completion of the Offering, is a simple vehicle to permit employees and directors to defer the current receipt of income until such time as the funds or assets are distributed in the future, presumably at a time when the individual will be able to take advantage of a decreased income tax bracket. Employees may elect to defer up to 25 percent of annual compensation, directors may defer their entire compensation. Funds deferred remain the property of the Bank and subject to the claims of the creditors of the Bank in the event of default. However, the funds are placed in a trust with an independent trustee; the individual participants may direct that their deferred amounts be invested in stock of the Company purchased on the open market. Upon withdrawal, the participant has the option of receiving the stock or the proceeds of its sale at then market price; all withdrawals from the Plan trust would be then taxable as ordinary income.

           Thrift Plan. The Bank maintains a defined contribution plan, which is designed to qualify under Sections 401(a) and 401(k) of the Code (the "Thrift Plan") An employee is eligible to participate in the Thrift Plan on or after having attained age 21 and having worked one year from the date of hire (or during a calendar year). The Thrift Plan permits each participant to make before-tax contributions, through regular salary reduction, in amounts ranging up to 6% of the participant's annual salary, not to exceed $9,000 in total annual contributions. The Bank makes matching contributions up to 3% of each eligible participant's monthly salary. Participants are at all times 100% vested in their entire account balances under the Thrift Plan attributed to their contributions, and vest 100% after seven years as to the Bank's contribution. Benefits are paid at the time of a participant's death, retirement, disability, termination of employment, and, under limited circumstances, may be withdrawn prior to the participant's termination of service. Account balances are paid upon the participant's election, in either a lump sum or in installments. Contributions are not taxable to participating employees until such funds are distributed to them. The earnings attributable to a participant's account accumulate tax free until they are distributed to the participant or his or her beneficiary. The Thrift Plan is intended to comply with all the rights and protection afforded employees pursuant to the Employee Retirement Income Security Act of 1974, as amended. The Bank has amended the Thrift Plan to provide all participants in the Thrift Plan with a one-time opportunity to purchase the Common Stock in the Offering through their respective accounts in the Thrift Plan. See "Underwriting."

           Employment Agreements. The Company and the Bank intend to enter into separate employment agreements pursuant to which Thomas J. Hammond would serve as Chief Executive Officer of the Company and the Bank and Mark T. Hammond would serve as President of the Company and the Bank. In such capacities, Messrs. Hammond and Hammond are responsible for overseeing all operations of the Company and the Bank, and for implementing the policies adopted by the Boards of Directors. In addition, the Company and the Bank intend to enter into separate employment agreements with Mr. Carrie in his capacity as Executive Vice President and Chief Financial Officer and Ms. Anderson in her capacity as Executive Vice President, and with fourteen other persons in their respective capacities as Senior Vice President or First Vice President of the Bank. All such employment agreements are referred to herein collectively as "Employment Agreements" and all persons who will enter into such Employment Agreements are referred to herein as "Employees."

           The Boards of Directors of the Company and the Bank each believe that the Employment Agreements assure fair treatment of the Employees in relation to their career with the Company and the Bank by providing them with a limited form of financial security while committing such persons to future employment with the Company and the Bank for the term of their respective agreements. In the event that any Employee prevails over the Company or the Bank in a legal dispute as to an Employment Agreement, he or she will be reimbursed for his or her legal and other expenses.

           The Employment Agreements will become effective upon successful completion of the Offering. The terms of the agreements will be three years for Messrs. Hammond, Hammond and Carrie and Ms. Anderson, two years for senior vice presidents of the Company and the Bank, and one year for first vice presidents of the Company and the Bank. Each agreement will provide for an annual base salary equal to the Employee's existing base salary rate in effect on the date of the completion of the Offering. On each anniversary date from the date of commencement of the Employment Agreements, the term of the Employee's employment under the Employment Agreements will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employee has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employee with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation and sick leave.

           The Employment Agreements will terminate upon the Employee's death or disability, and are terminable by the Company or the Bank for "just cause" as defined in the Employment Agreements. In the event of termination for just cause, no severance benefits are available. If the Company or the Bank terminates the Employee without just cause, the Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of such Employee's Employment Agreement, plus an additional 12-month period, and, at the Employee's election, either cash in an amount equal to the cost to the Employee of obtaining health, life, disability, and other benefits which the Employee would have been eligible to participate in through the Employment Agreement's expiration date or continued participation in such benefits plans through the agreement's expiration date, provided the Employee continued to qualify for participation therein. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits for up to 180 days following such termination. In the event of the Employee's death during the term of the Employment Agreement, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. The Employee is able to terminate voluntarily his or her Employment Agreement by providing 90 days' written notice to the Boards of Directors of the Bank and the Company, in which case the Employee is entitled to receive only his compensation, vested rights and benefits up to the date of termination.

           The Employment Agreements contain provisions stating that in the event of the Employee's involuntary termination of employment in connection with, or within one year after, any change in control of the Bank or the Company, other than for "just cause," the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his or her "base amount," as defined in Section 280G(b)(3) of the Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Employee receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 25% of the Bank's or Company's voting stock, the control of the election of a majority of the Bank's or the Company's directors, or the exercise of a controlling influence over the management or policies of the Bank or the Company. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of the Company or the Bank at the beginning of such period cease to constitute at least a majority of the Board of Directors of the Company or the Bank. The amount determined using the forgoing formula would also be paid (i) in the event of an Employee's voluntary termination of employment within 30 days following a change in control, or (ii) in the event of the Employee's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Employee, including (i) the requirement that the Employee perform his or her principal executive functions more than 30 miles from his or her primary office, (ii) a reduction in the Employee's base compensation as then in effect, (iii) the failure of the Company or the Bank to increase the Employee's salary or to pay the Employee discretionary bonuses, (iv) the failure of the Company or the Bank to continue to provide the Employee with compensation and benefits, including material vacation, fringe benefits, stock option and retirement plans, (v) the assignment to the Employee of duties and responsibilities which are other than those normally associated with his or her position with the Bank and the Company, (vi) a material reduction in the Employee's authority and responsibility, and (vii) in the case of an employee who is also a director, the failure to re-elect the Employee to the Company's or the Bank's Board of Directors. The Employment Agreements with the Bank provide that within five business days of a change in control, the Bank shall fund, or cause to be funded, a trust in the amount of 2.99 times the Employee's "base amount," that will be used to pay the Employee amounts owed to him upon termination, other than for just cause, within one year of the change in control. The aggregate payments that would be made to Messrs. Thomas J. Hammond, Mark T. Hammond and Carrie and Ms. Anderson, assuming termination of employment under the foregoing circumstances at January 1, 1997, would be approximately $3.0 million, $851,000, $476,000 and $438,000, respectively. These provisions may have an anti-takeover effect by making it more expensive for a potential acquirer to obtain control of the Company. For more information regarding anti-takeover matters, see "Description of Capital Stock."

           Whole Life Insurance Policy. The Bank also pays the premiums of variable whole life insurance policies which are available to all officers of the Company and the Bank. The beneficiary of each such policy is the estate of the officer, except that the Bank is the beneficiary to the extent of all premiums paid by the Bank for such policy.

Transactions with Management

           The Company, through the Bank, offers loans to its directors, officers and employees. These loans currently are made in the ordinary course of business with the same collateral, interest rates and underwriting criteria as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features. Under federal law, the Bank's loans to directors and executive officers are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. At September 30, 1996, all of the Bank's loans to directors and executive officers satisfied these requirements.

Security Ownership of Certain Beneficial Owners

           As of the date hereof, outstanding capital stock of the Company consists of 11,250,000 shares of the Common Stock, which entitles the holder thereof to one vote per share on each matter on which the stockholders of the Company are entitled to vote.

           The following table sets forth information, as of the date of this Prospectus, regarding persons who own more than 5% of the Common Stock.


                                                  Shares of Common Stock Owned Before     Common Stock Percentage Owned
           Name of Beneficial Owner                            Offering                          Before Offering
---------------------------------------------------------------------------------------------------------------------------
Thomas J. Hammond                                             7,257,066(1)                            64.51%

Janet G. Hammond                                              7,257,066(1)                            64.51%

Mark T. Hammond                                               1,330,978(2)                            11.83%

Catherine H. Rondeau                                          1,330,978(2)                            11.83%

Carrie C. Langdon                                             1,330,978(2)                            11.83%

---------------------------


(1) Mr. Hammond and Mrs. Hammond, who are husband and wife, each disclaim beneficial ownership of all the shares of Common Stock held by the other. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) Mark T. Hammond, Catherine H. Rondeau and Carrie C. Langdon are the children of Thomas and Janet Hammond.

Security Ownership of Management

           The following table sets forth information, as of the most recent practicable date, regarding each class of equity securities of the Company or the Bank beneficially owned by their directors and certain of the executive officers and by all of the directors and executive officers of the Company and the Bank as a group.


                                          Shares of Common Stock Owned Before the    Percentage of Total Common Stock Owned
        Name of Beneficial Owner                          Offering                             Before the Offering
------------------------------------------------------------------------------------------------------------------------------
Thomas J. Hammond                                         7,257,066(1)(2)                              64.51%

Mark T. Hammond                                           1,330,978(2)                                 11.83%

Michael W. Carrie                                              --                                        *

Joan H. Anderson                                               --                                        *

Mary Kay McGuire                                               --                                        *

Harry S. Ellman                                                --                                        *

Ronald I. Nichols, Sr.                                         --                                        *

James D. Coleman                                               --                                        *

William B. Bortels                                             --                                        *

Charles Bazzy                                                  --                                        *

Directors and Executive Officers
  as a Group (10 persons)                                 8,588,044                                    76.34%

---------------------

*      Less than 1%

(1) Includes 1,325,919 shares of Common Stock held by Mr. Hammond's wife, Janet G. Hammond, and as to which Mr. Hammond disclaims beneficial ownership. For the definition of "beneficial ownership," see the table above.

(2)    Includes shares held directly or by trust.

Liability of Directors; Indemnification.

           The Company's Restated Articles of Incorporation contain a provision, authorized by the Michigan Business Corporations Act ("MBCA"), designed to eliminate in certain circumstances the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director's duty of care. In addition, this provision applies only to claims against a director arising out of his role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

           The Company's Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

           Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's or its subsidiaries' request.

                             SELLING STOCKHOLDERS

           The Selling Stockholders consist of Thomas J. Hammond, his wife Janet
G. Hammond, and their children Mark T. Hammond, Catherine H. Rondeau and Carrie
C. Langdon. The Selling Stockholders own all of the outstanding Common Stock of the Company as of the date of this Prospectus and have, collectively, owned all of the outstanding shares of Common Stock of the Company since its formation.

           As of the date hereof, outstanding Common Stock of the Company consisted of 11,250,000 shares. The following table sets forth information, as of the date of this Prospectus, regarding the ownership of the Company's Common Stock by the Selling Stockholders, the stock which they will respectively beneficially own following the Offering (assuming that the over-allotment options are not exercised) and their current respective positions with the Company or the Bank, if any.


                              Shares of Common       Common Stock     Shares of Common     Shares of Common    Common Stock Percent
                             Stock Owned Before     Percent Owned          Stock        Stock Owned After the     Owned After the
   Name of Beneficial Owner     the Offering(3)  Before the Offering   Offered Hereby          Offering              Offering(4)
------------------------------------------------------------------------------------------------------------------------------------

Thomas J. Hammond(1)             5,931,147              52.72%           3,084,195          2,846,952                 21.17%

Janet G. Hammond                 1,325,919              11.79%             689,478            636,441                  4.73%

Mark T. Hammond(2)               1,330,978              11.83%             692,109            638,869                  4.75%

Catherine H. Rondeau             1,330,978              11.83%             692,109            638,869                  4.75%

Carrie C. Langdon                1,330,978              11.83%             692,109            638,869                  4.75%
                             -------------       ------------        -------------      -------------          -------------

                                11,250,000             100.00%           5,850,000          5,400,000                 40.15%
                             =============       ============        =============      =============          ============

---------------------

(1) Thomas J. Hammond is Chairman and Chief Executive Officer of the Company and the Bank.

(2)   Mark T. Hammond is Vice Chairman and President of the Company and the
      Bank.

(3) Except as otherwise disclosed above, includes shares owned directly by directors and executive officers of the Company as well as shares held by their spouses and children and by trusts as to which certain directors and executive officers are trustees.

(4) Reflects 13,450,000 shares of Common Stock to be outstanding following the Offering, assuming that the over-allotment options are not exercised.

Certain Arrangements Concerning the Selling Stockholders

           The following summary of certain material provisions of the Underwriting Agreement and the Selling Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and the Selling Stockholders Agreement, respectively, each of which is an exhibit to the Registration Statement of which this Prospectus forms a part.

           Pursuant to the underwriting agreement (the "Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, among the Company, the Bank, the Selling Stockholders and each of the underwriters named under the caption "Underwriting" herein (the "Underwriters"), for whom Lehman Brothers Inc., PaineWebber Incorporated and Roney & Co. are acting as representatives (the "Representatives"), each Selling Stockholder has agreed to sell 52.0% of their respective shares of Common Stock (or such additional amount as may be necessary to satisfy a proportionate amount of the Underwriters' over-allotment options) in conjunction with the Company's sale of newly issued shares pursuant to the Offering (the "Offered Common Stock"). In consideration of the obligations assumed by the Selling Stockholders, the Company has agreed in the Underwriting Agreement and the Selling Stockholders Agreement that the expenses of the Offering in excess of one half of the Underwriters' fee with respect to all Common Stock to be sold in the Offering will be paid by the Company. The Selling Stockholders have also agreed not to offer, sell or otherwise dispose of any of the remainng shares of Common Stock which they hold for a period of 180 days following the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. See "Underwriting."

           Pursuant to the Selling Stockholders Agreement, the Company is obligated, at any time beginning one year after the completion of the Offering, upon the demand of the holder(s) of a majority of the shares of Common Stock then held by the Selling Stockholders, to file and use its best efforts to cause to become effective promptly, a registration statement under the Securities Act with respect to shares of Common Stock then held by such Selling Stockholders. The Company is also obligated to take action to keep such registration statement effective (subject to occasional periods of suspension of such effectiveness as necessary) until the first to occur of (i) the date on which all shares of Common Stock registered thereunder have been sold or (ii) the date on which such registration under the Securities Act is no longer required to sell such shares without restriction.

           In connection with the Selling Stockholders Agreement, each of the Selling Stockholders and the Company have made certain representations and warranties.

                         DESCRIPTION OF CAPITAL STOCK

General

           The Company is authorized to issue 40,000,000 shares of the Common Stock and 10,000,000 shares of serial preferred stock, par value $0.01 per share. Prior to the Offering, 11,250,000 shares of the Common Stock have been issued and are outstanding and none of the serial preferred stock has been issued. The Company currently expects to issue 2,200,000 additional shares of Common Stock in the Offering (or 2,530,000 additional shares if the Underwriters exercise their over-allotment option) and no shares of serial preferred stock. The Company has reserved for future issuance under the Option Plan an amount of authorized but unissued shares of Common Stock equal to 10.0% of the shares outstanding after the Offering.

           The capital stock of the Company will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

           Voting Rights. Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of shares of the Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Common Stock except to the extent voting rights may be diminished as discussed in "Restrictions on Acquisition of the Company."

           Dividends. The Company may pay dividends on its capital stock if, as and when declared by the Board of Directors, subject to compliance with limitations imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor. If the Company issues serial preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to the receipt of dividends.

           Liquidation. In the event of any liquidation, dissolution or winding up of the Company, each holder of its Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company. If any serial preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the distribution of the Company's assets in a liquidation or dissolution of the Company.

           Restrictions on Acquisition of the Common Stock. See "Restrictions on the Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Restated Articles of Incorporation and Restated Bylaws" for discussions of the limitations on the acquisition of shares of the Common Stock.

           Other Characteristics. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued in the future. The Common Stock is not subject to call for redemption. Upon payment of the Public Offering Price for the Common Stock, all such stock will be duly authorized, fully paid and non-assessable.

           Transfer Agent and Registrar. ____________________________will act as transfer agent and registrar for the Common Stock.

           Issuance of Additional Shares. Except as may be allowed or required under the Company's Stock Option Plan or Employee Stock Purchase Plan, the Company has no present plans, proposals, arrangements or understandings to issue additional shares of authorized Common Stock or serial preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes, including but not limited to, possible issuance as stock dividends, in connection with mergers or acquisitions, under a cash dividend reinvestment or stock purchase plan, in a public or private offering, or pursuant to future employee benefit plans. Normally, no stockholder approval would be required for the issuance of these additional shares, although certain transactions or employee benefit plans may otherwise be required to be approved by the Company's stockholders.

Serial Preferred Stock

           None of the authorized shares of serial preferred stock of the Company will be issued in or outstanding following the Offering and the Board of Directors has no present plans, proposals, arrangements or understandings to issue such shares. The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualification, limitations and restrictions thereof, subject to no prior stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. The Board of Directors, without the approval of the holders of the Common Stock, may issue serial preferred stock with voting and Offering rights which could adversely affect the voting power of the holders of the Common Stock.

            RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

Change in Bank Control Act and Savings Institution Holding Company Provisions of Home Owners' Loan Act

           Federal laws and regulations contain a number of provisions which affect the acquisition of insured institutions such as the Bank, and a savings institution holding company such as the Company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the Home Owners' Loan Act provide that no company may acquire control of a savings association holding company without the prior approval of the OTS.

           Pursuant to applicable regulations, control of a savings association or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings association or its holding company or the ability to control the election of a majority of the directors of either entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings association or its holding company, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or (iii) the competence, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

Michigan Anti-Takeover Statutes

           Michigan has enacted several statutes which impose restrictions on acquisition of the Company. Chapter 7A of the Michigan Business Corporation Act (the "MBCA") is applicable to certain corporations organized under the laws of Michigan including the Company. Subject to certain exceptions, Chapter 7A provides that a corporation shall not engage in any business combination with any "interested stockholder" unless an advisory statement is given by the board of directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote, and at least two-thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if: (a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years have elapsed. An "interested stockholder" is generally defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of such corporation, or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.

           Chapter 7A's fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.

           Under certain circumstances, Chapter 7A may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that the Company not be governed by this section, upon the affirmative vote of 90% of the outstanding voting shares and two thirds of the shares not owned by the interested stockholder. The Company's stockholders have taken no action to exclude the Company from restrictions imposed under Chapter 7A of the MBCA and the Restated Articles of Incorporation include these provisions by reference. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors.

           Chapter 7B of the MBCA is also applicable to certain corporations organized under the laws of Michigan including the Company. Subject to certain exceptions, Chapter 7B provides that once a person proposes to make or makes a "control share acquisition" and delivers an acquiring person statement to the corporation, the stockholders must vote on whether the control shares may exercise voting rights. Such rights are granted only by resolution approved by both (a) a majority of the votes cast by holders entitled to vote and a majority of any class entitled to vote, and (b) a majority of the votes cast and a majority of any class entitled to vote excluding the interested shares. "Control shares" means shares which, if voted, would have voting power when added together with all other shares a person either owns or directs the exercise, within the following ranges: (a) at least 20% but less than 33 1/3% of all voting power; (b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority of all voting power. An acquisition of shares is not considered a control share acquisition under certain circumstances, including where the acquisition is part of a merger or share exchange if the corporation is a party to the agreement of merger or share exchange.

           If authorized by the corporation's articles of incorporation or bylaws (i) control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time more than 60 days after the end of the control share acquisition at "fair value;" and (ii) control shares acquired in a control share acquisition which are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless provided otherwise in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights.

           Under certain circumstances, Chapter 7B may make it more difficult for an "acquiring person" to exercise control over a corporation due to the limitations placed on that person's ability to vote the control shares, although the corporation may, before any such control share acquisition, elect not to be governed by this chapter by adopting an amendment to the corporation's articles of incorporation or bylaws. The Company's Restated Articles of Incorporation and Restated Bylaws do not exclude the Company from the provisions of Chapter 7B of the MBCA and the Restated Articles of Incorporation incorporate its current provisions by reference. The Company's Restated Articles of Incorporation also include provisions authorizing a forced redemption of control shares under certain circumstances as specified by Chapter 7B. It is anticipated that the provisions of Chapter 7B may encourage acquiring persons interested in obtaining control over the Company to negotiate in advance with the Board of Directors.

           Section 1368 of the MBCA, which is applicable to corporations organized under the laws of Michigan including the Company, prohibits a corporation from purchasing, either directly or indirectly, any of its shares that are listed on a national securities exchange from any person who holds at least 3% of its shares unless one of the following conditions is met: (a) the corporation makes an equivalent offer to all other holders of the same shares;
(b) the purchase is authorized in advance by the stockholders entitled to vote thereon; (c) the purchase meets the requirements of the articles of incorporation for such a purchase; (d) the shares are beneficially owned by the person for at least two years prior to the purchase date; (e) the purchase is made on the open market; (f) the purchase price is not more than the average market price of the shares during the 30 business days prior to the purchase date; or (g) the purchase is otherwise authorized by the MBCA. Under certain circumstances, Section 368 prevents a stockholder from selling his shares back to the corporation at a premium within two years of that stockholder's purchase of the shares unless one of the other conditions is met. However, the stockholders may approve such a purchase by the corporation or the corporation may include in its articles of incorporation lesser requirements for such a transaction. The Company's Restated Articles of Incorporation do not contain any provisions exempting the Company from the provisions of Section 368 of the MBCA. It is anticipated that the provisions of Section 368 may discourage persons from obtaining quantities of the Company's stock for the sole purpose of eliciting a premium from the Company in a resale of those shares.

               CERTAIN ANTI-TAKEOVER PROVISIONS IN THE RESTATED
                 ARTICLES OF INCORPORATION AND RESTATED BYLAWS

           The following discussion is a general summary of certain provisions of the Restated Articles of Incorporation ("Restated Articles") and Restated Bylaws of the Company which may be deemed to have an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Restated Articles and Restated Bylaws of the Company, which are incorporated herein by reference.

           In addition to discouraging a takeover attempt which a majority of the stockholders of the Company might determine to be in their best interest or in which the stockholders of the Company might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of the stockholders desire a change.

Classified Board of Directors

           Article IX of the Restated Articles provides that the Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. Under Article IX, the directors in each class serve for terms of three years and until their respective successors are elected and qualified, with approximately one-third of the directors elected each year.
Article X provides that a director may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and only for cause.

           A classified Board of Directors could make it more difficult for stockholders to change a majority, whereas a majority of a non-classified board could be changed in one year. In the absence of the provisions of the Restated Articles classifying the Board, all of the directors would be elected each year.

           Management of the Company believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors are subject to election each year. Staggered terms help to ensure that, at any one time, approximately two-thirds of the Board will be comprised of persons who have at least one year's experience as directors of the Company. In addition, the use of staggered terms moderates the pace of changes in the Board of Directors by extending the minimum time required to elect a majority of directors from one to two years.

Availability of Serial Preferred Stock

           The Company's Restated Articles authorize the issuance of up to 10,000,000 shares of serial preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, none of which has yet been issued by the Company, together with authorized but unissued shares of common stock (the Restated Articles authorize the issuance of up to 40,000,000 shares of the Common Stock), could also represent additional capital stock required to be purchased by the acquirer.

Advance Notice Requirement for Nominations

           Article VII of the Company's Restated Articles provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the Secretary of the Company not fewer than 30 or more than 60 days in advance of the meeting. Management believes that it is in the best interests of the Company and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Size of Board of Directors; Filling of Vacancies

           Article IX of the Company's Restated Articles provide that the number of directors of the Company (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock of the Company) should not be fewer than 7 or more than 11 as shall be provided from time to time in accordance with the Company's Restated Bylaws. Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Company's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of the Company through an increase in the number of the Company's directors and election of his, or its nominees to fill the newly created vacancies.

Amendment of Bylaws

           Article XVI of the Company's Restated Articles provides that the Company's Bylaws may be amended by the affirmative vote of either two-thirds of the Company's Board of Directors or the holders of at least 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors. Absent this provision, Michigan law provides that a corporation's bylaws may be amended by the holders of a majority of the voting power of the corporation present and entitled to vote at a duly held meeting. The Company's Restated Bylaws contain numerous provisions concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board or Directors or impede its ability to manage the Company, this provision of the Restated Articles could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

Amendment of Articles

           Article XVII of the Company's Restated Articles provides that specified provisions contained in the Restated Articles may not be repealed or amended except by an affirmative vote of at least 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors; provided, however, that such provisions may be repealed or amended upon a majority of stockholder vote if first approved by a majority of the continuing Directors, as defined in Article XVII. This requirement exceeds the majority vote of stockholders present and entitled to vote that it would otherwise be required by Michigan law for the repeal or amendment of a provision of the Restated Articles. The specific provisions for which an 80% vote is required by
Article XVII are (i) Article VI providing for cumulative voting in the election of directors; (ii) Article VII requiring written notice to the Company of nominations for the election of directors and new business proposals, quorum requirements and the calling of special meetings; (iii) Article VIII eliminating the power of stockholders to act by written consent without a meeting; (iv)
Article IX governing the number of the Company's Board of Directors, the filling of vacancies on the Board of Directors and classified terms of the Board of Directors; (v) Article X governing the removal of directors; (vi) Article XI providing for the indemnification of directors, officers, employees and agents of the Company; (vii) Article XII pertaining to the elimination of the liability of the directors to the Company and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty; (viii) Article XIV providing for the applicability to the Company of Section 7A of the MBCA, which restricts business combinations involving the Company and "interested stockholders;" (ix)
Article XV providing for the applicability to the Company of Section 7B of the MBCA, which eliminates voting rights of persons who hold 20%, 33-1/3% and a majority of all outstanding shares of Common Stock unless stockholder approval is received at each such level; and (x) Article XVI and Article XVIII governing the required stockholder vote for amending the Restated Bylaws and Restated Articles of the Company. See "Restrictions on Acquisition of the Company and the Bank -- Michigan Anti-Takeover Statutes."

Benefit Plans

           In addition to the provisions of the Company's Restated Articles and Restated Bylaws described above, certain benefit plans of the Company and the Bank contain provisions that also may discourage hostile takeover attempts which the Boards of Directors of the Company and the Bank might conclude are not in the best interests of the Company, the Bank or the Company's stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control of the Company or the Bank, see "Management -- Certain Benefit Plans and Agreements."

The Purpose and Effect of the Anti-Takeover Provisions in the Company's Restated Articles and Restated Bylaws

           The Boards of Directors of the Company and the Bank believe that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions also assist the Company and the Bank in the orderly deployment of the net proceeds of the Offering into productive assets during the initial period after the Offering. The Boards of

Directors of the Company and the Bank believe these provisions are in the best interests of the Bank and of the Company and its stockholders. In the judgment of the Boards of Directors of the Company and the Bank, the Company's Board is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the stockholders and the Company's other constituents. Accordingly, the Boards of Directors of the Company and the Bank believe that it is in the best interests of the Company and its stockholders to encourage potential acquirers to negotiate directly with the Company's Board of Directors and that these provisions encourage such negotiations and discourage nonnegotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all stockholders.

           Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

           An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control that could result from a tender offer or other takeover attempt could also deprive the Company's remaining stockholders of the benefits of having the Common Stock quoted on the Nasdaq National Market and of certain protective provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

           Despite the belief of the Company as to the benefits to stockholders of these provisions of the Company's Restated Articles and Restated Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board of Directors, but pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable law, at any annual or special meeting of its stockholders, the Company may adopt additional provisions to its Restated Articles regarding the acquisition of its equity securities that would be permitted to a Michigan corporation. The Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

                                 UNDERWRITING

           Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                           Number
                    Underwriters                         of Shares
                                                         ---------
           Lehman Brothers Inc..........................
           PaineWebber Incorporated.....................
           Roney & Co...................................










                                                         ---------
                Total................................... 8,050,000
                                                         =========

           The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a selling concession not in excess of $_____ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $______ per share to certain other Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

           The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions and that if any of the above shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

           At the request of the Company, the Underwriters initially have reserved up to 800,000 shares of Common Stock for sale at the initial public offering price to certain employees and customers of the Company and its affiliates who have expressed an interest in purchasing such shares. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered thereby.

           The Company and the Bank (subject to certain restrictions), jointly and severally, and the Selling Stockholders, jointly and severally, have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

           The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 330,000 and 877,500 shares of Common Stock, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any. To the extent that such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

           The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

           The Selling Stockholders, who presently own 100% of the outstanding shares of Common Stock, have agreed not to offer, sell or otherwise dispose of their remaining shares held after the Offering, with certain limited exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. Except for Common Stock to be sold in this Offering and except for the Common Stock that may be issued pursuant to the Option Plan (see "Management--Certain Benefit Plans and Agreements--Stock Option Plan"), the Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other capital stock prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives.

           Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to the prevailing market conditions, are the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, consideration of the above factors in relation to the market values of the companies in related businesses and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

                                 LEGAL MATTERS

           The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, P.C., Washington, D.C. Certain legal matters relating to Michigan law will be passed upon for the Company by Albert J. Gladner, Esq., First Vice President and General Counsel of the Bank. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

           The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

           The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov."

           The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                     Page
                                                                                                                     ----
  Report of Independent Certified Public Accountants...................................................................F-2

  Consolidated Statements of Financial Condition as of September 30, 1996 (unaudited) and
        December 31, 1995 and 1994.....................................................................................F-3

  Consolidated Statements of Earnings for the Nine Months Ended September 30,
        1996 (unaudited) and September 30, 1995 (unaudited) and for the Years
        Ended December 31, 1995, 1994 and 1993.........................................................................F-4

  Consolidated Statements of Stockholders' Equity for the Nine Months Ended September 30, 1996
        (unaudited) and for the Years Ended December 31, 1995, 1994 and 1993...........................................F-5

  Consolidated Statements of Cash Flows for the Nine Months Ended September 30,
        1996 (unaudited) and September 30, 1995 (unaudited) and for the Years
        Ended December 31, 1995, 1994 and 1993.........................................................................F-6

  Notes to Consolidated Financial Statements...........................................................................F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Flagstar Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As described in notes 3 and 7, in May 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Certain Mortgage Servicing Rights".

/s/ Grant Thornton LLP


Detroit, Michigan
March 27, 1996 (except for note 20,
as to which the date is January 16, 1997)

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        (IN THOUSANDS EXCEPT SHARE DATA)

________________________________________________________________________________

                                                               SEPTEMBER 30,      DECEMBER 31,
                                                                             ---------------------
                           ASSETS                                 1996         1995        1994
                                                               ----------    ----------   --------
                                                               (UNAUDITED)
Cash and cash equivalents                                       $   29,374   $   29,119   $ 25,656

Loans receivable
  Mortgage loans held for sale                                     652,514      620,455    205,480
  Loans held for investment                                        254,235      305,580    429,800
  Less allowance for losses                                         (3,026)      (2,102)    (1,871)
                                                                ----------   ----------   --------
                                                                   903,723      923,933    633,409
Federal Home Loan Bank stock                                        20,500       17,800     12,766
Other investments                                                      905          818        873
                                                                ----------   ----------   --------
        Total earning assets                                       925,128      942,551    647,048
Accrued interest receivable                                          5,979        4,307      3,093
Repossessed assets                                                   4,373        2,359      1,271
Premises and equipment                                              20,958       17,958     14,502
Mortgage servicing rights                                           41,423       27,957     18,179
Other assets                                                        42,299       20,843     13,401
                                                                ----------   ----------   --------
        Total assets                                            $1,069,534   $1,045,094   $723,150
                                                                ==========   ==========   ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposit accounts                                              $  576,914   $  526,974   $307,624
  Federal Home Loan Bank advances                                  199,856      191,156    200,750
                                                                ----------   ----------   --------
        Total interest bearing liabilities                         776,770      718,130    508,374

  Accrued interest payable                                           1,605        2,215        961
  Undisbursed payments on loans serviced for others                 51,138       60,012     34,989
  Escrow accounts                                                   91,992       88,863     77,870
  Liability for checks issued                                       38,267       85,849     39,353
  Federal income taxes payable                                      18,773       14,655      7,490
  Other liabilities                                                 18,204       12,925      4,694
                                                                ----------   ----------   --------
        Total liabilities                                          996,749      982,649    673,731

Commitments and Contingencies (Notes 4, 6, 7, 12 and 16)                 -            -          -

STOCKHOLDERS' EQUITY
Common stock - $0.01 par value, 40,000,000 shares authorized
  11,250,000 shares issued and outstanding at September 30,
  1996 and December 31, 1995 and 11,302,872 shares issued
  and outstanding at December 31, 1994                                 112          112        113
Additional paid in capital                                           2,816        2,816      2,829
Retained earnings                                                   69,857       59,517     46,477
                                                                ----------   ----------   --------
        Total stockholders' equity                                  72,785       62,445     49,419
                                                                ----------   ----------   --------
        Total liabilities and stockholders' equity              $1,069,534   $1,045,094   $723,150
                                                                ==========   ==========   ========

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS EXCEPT PER SHARE DATA)

_______________________________________________________________________________

                                                  FOR THE NINE MONTHS          FOR THE YEARS ENDED
                                                  ENDED SEPTEMBER 30,              DECEMBER 31,
                                                  -------------------    -------------------------------
                                                      (UNAUDITED)
                                                    1996        1995         1995      1994        1993
                                                  -------     -------    ----------  -------     -------
INTEREST INCOME
Loans                                             $56,430     $48,926       $69,543  $33,533     $28,499
Other                                               1,249       1,343         1,761    1,579       1,261
                                                  -------     -------       -------  -------     -------
                                                   57,679      50,269        71,304   35,112      29,760
INTEREST EXPENSE
Deposits                                           22,074      17,254        25,123    9,037       7,431
FHLB advances                                      11,226      11,283        15,072    3,726       1,537
Other                                                 821         864         1,248    1,723       3,084
                                                  -------     -------       -------  -------     -------
                                                   34,121      29,401        41,443   14,486      12,052
                                                  -------     -------       -------  -------     -------
Net interest income                                23,558      20,868        29,861   20,626      17,708
Provision for losses                                1,140         189           238      290         644
                                                  -------     -------       -------  -------     -------
Net interest income after provision for losses     22,418      20,679        29,623   20,336      17,064

NON-INTEREST INCOME
Loan administration                                11,110      10,498        14,248   13,261       7,786
Net gain on loan sales and sales of
  mortgage servicing rights                        25,453      10,510        16,228   27,357      20,400
Other fees and charges                              5,271       4,567         6,512    2,114       5,468
                                                  -------     -------       -------  -------     -------
                                                   41,834      25,575        36,988   42,732      33,654
                                                  -------     -------       -------  -------     -------
NON-INTEREST EXPENSE
Compensation and benefits                          18,514      11,497        19,665   18,609       7,984
Occupancy and equipment                             8,712       6,698         9,062    7,340       4,607
General and administrative                         19,268      11,043        12,989   11,670       8,701
                                                  -------     -------       -------  -------     -------
                                                   46,494      29,238        41,716   37,619      21,292
                                                  -------     -------       -------  -------     -------
Earnings before federal income taxes               17,758      17,016        24,895   25,449      29,426
Provision for federal income taxes                  6,418       6,358         9,419    9,318      10,405
                                                  -------     -------       -------  -------     -------
NET EARNINGS                                      $11,340     $10,658       $15,476  $16,131     $19,021
                                                  =======     =======       =======  =======     =======

Earnings per common share                         $  1.01     $  0.94       $  1.37  $  1.42     $  1.65
                                                  =======     =======       =======  =======     =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

________________________________________________________________________________

                                            ADDITIONAL                            TOTAL
                                    COMMON   PAID IN   UNREALIZED   RETAINED   STOCKHOLDERS'
                                     STOCK   CAPITAL      GAINS     EARNINGS       EQUITY
                                    -------  --------  -----------  ---------  --------------
Balance at January 1, 1993            $115    $2,885        $   -    $13,767         $16,767
  Net earnings                           -         -            -     19,021          19,021
  Unrealized gains on marketable
    securities                           -         -          126          -             126
  Dividends paid ($0.07 per share)       -         -            -       (800)           (800)
                                      ----    ------        ------    -------         -------
Balance at December 31, 1993           115     2,885          126     31,988          35,114
  Net earnings                           -         -            -     16,131          16,131
  Sale of marketable securities          -         -         (126)         -            (126)
  Stock repurchase                      (2)      (56)           -     (1,242)         (1,300)
  Dividend paid ($0.04 per share)        -         -            -       (400)           (400)
                                      ----    ------        -----    -------         -------
Balance at December 31, 1994           113     2,829            -     46,477          49,419
  Net earnings                           -         -            -     15,476          15,476
  Stock repurchase                      (1)      (13)           -       (436)           (450)
  Dividend paid ($0.18 per share)        -         -            -     (2,000)         (2,000)
                                      ----    ------        -----    -------         -------
Balance at December 31, 1995           112     2,816            -     59,517          62,445
  Net earnings (unaudited)               -         -            -     11,340          11,340
  Dividends paid ($0.09 per share)
    (unaudited)                          -         -            -     (1,000)         (1,000)
                                      ----    ------        -----    -------         -------
Balance at September 30, 1996
  (unaudited)                         $112    $2,816        $   -    $69,857         $72,785
                                      ====    ======        =====    =======         =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

________________________________________________________________________________

                                                            FOR THE NINE MONTHS                FOR THE YEARS ENDED
                                                            ENDED SEPTEMBER 30,                    DECEMBER 31,
                                                          ------------------------       --------------------------------
                                                             1996          1995             1995        1994       1993
                                                         -----------    ----------       ----------  ---------- ---------
                                                                (UNAUDITED)
OPERATING ACTIVITIES
 Net earnings                                             $ 11,340      $  10,658        $  15,476   $  16,131  $ 19,021
 Adjustments to reconcile net earnings to net cash
  (used in) provided by operating activities
  Provision for losses                                       1,140            189              238         290       644
  Depreciation and amortization                             12,381          7,271           11,072       9,022     5,944
  Net (gain) loss on the sale of assets                         18            (42)             (19)       (250)      182
  Gain on sales of mortgage servicing rights               (21,158)       (10,744)         (13,356)    (28,489)  (13,385)
  Provision for deferred federal income taxes                  692          1,993            3,415       2,813     4,481
  (Increase) decrease in loans held for sale               (35,201)      (311,456)        (300,999)     78,942  (171,677)
  Increase in accrued interest receivable                   (1,672)        (2,320)          (1,214)     (1,027)     (477)
  Increase in other assets                                 (22,430)       (15,584)          (8,896)       (670)   (1,370)
  Increase (decrease) in accrued interest
     payable                                                  (610)           940            1,254         343      (173)
  Increase (decrease) in liability for checks issued       (47,582)        42,462           46,496      (7,421)    7,524
  Increase (decrease) in federal taxes payable               3,426          4,620            3,750       1,628    (2,309)
  Increase (decrease) in other liabilities                   5,280         12,484            8,326        (722)    2,583
  Increase (decrease) in unrealized gains                       -              -                -         (126)      126
                                                         ---------      ---------        ---------    --------  --------
        Net cash (used in) provided by
           operating activities                            (94,376)      (259,529)        (234,457)     70,464  (148,886)

INVESTING ACTIVITIES
  Cash used to acquire Security Savings Bank,
    FSB, (Security), net of cash received                       -              -                -      (23,869)       -
  Principal repayments from assets acquired
     from Security                                              -              -                -        3,251        -
  Proceeds from the disposition of assets acquired
     from Security                                              -              -                -       74,300        -
  Net decrease in liabilities acquired from Security            -              -                -       (2,918)       -
  Principal repayment from other investments                    13             31               32          -         -
  Maturity of other investments                                400             -                -           -         -
  Purchase of other investments                               (500)            -                -           -         -
  Originations of loans held for investment, net of
     principal repayments                                   51,345          1,893            7,989    (161,065)   (6,081)
  Principal repayments from mortgage-backed securities          -              -                -          163     1,869
  Proceeds from the sale of mortgage-backed securities          -              -                -        5,176        -
  Purchase of Federal Home Loan Bank Stock                  (2,700)        (5,034)          (5,034)     (2,438)   (6,930)
  Proceeds from the disposition of repossessed assets          920            544              675       1,796       492
  Net (increase) decrease in real estate held for
  investment                                                    -               -               -            5       (15)
  Acquisitions of premises and equipment                    (6,255)        (4,578)          (6,632)     (6,591)   (4,353)
  Proceeds from the disposition of premises and
  equipment                                                     -               -               -           37        37
  Increase in mortgage servicing rights                    (50,861)       (20,515)         (31,106)    (15,616)  (15,578)
  Proceeds from the sale of mortgage servicing rights       50,374         22,179           29,040      38,183    17,896
                                                         ---------       ---------        --------    --------  --------
        Net cash provided by (used in)
           investing activities                             42,736         (5,480)          (5,036)    (89,586)  (12,663)

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                                 (IN THOUSANDS)

________________________________________________________________________________

                                                            FOR THE NINE MONTHS                FOR THE YEARS ENDED
                                                            ENDED SEPTEMBER 30,                    DECEMBER 31,
                                                          ------------------------       --------------------------------
                                                             1996          1995             1995        1994       1993
                                                         -----------    ----------       ----------   ----------  ---------
                                                                (UNAUDITED)
FINANCING ACTIVITIES
 Net increase (decrease) in deposit accounts              $ 49,940      $ 223,522        $ 218,984    $ (80,478)  $  9,590
 Net (decrease) increase in Federal Home Loan
   Bank advances                                             8,700         24,250           (9,594)     140,750     55,000
 Net receipt (disbursement) of payments of loans
   serviced for other                                       (8,874)        20,368           25,023      (22,213)    31,231
 Net receipt of escrow payments                              3,129          7,535           10,993           33     36,598
 Stock repurchase                                               -            (450)            (450)      (1,300)        -
 Dividends paid to stockholders                             (1,000)        (2,000)          (2,000)        (400)      (800)
                                                         ---------     ----------       ----------    ---------  ---------
        Net cash provided by financing activities           51,895        273,225          242,956       36,392    131,619
                                                         ---------     ----------       ----------    ---------  ---------

Net increase (decrease) in cash and cash equivalents           255          8,216            3,463       17,270    (29,630)
Beginning cash and cash equivalents                         29,119         25,656           25,656        8,386     38,016
                                                         ---------     ----------       ----------    ---------  ---------
Ending cash and cash equivalents                          $ 29,374      $  33,872        $  29,119     $ 25,656   $  8,386
                                                         =========     ==========       ==========    =========  =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Loans held for sale transferred to loans held for
   investment                                             $     -       $      -         $      -      $106,261   $     -
                                                         =========     ==========       ==========    =========  =========

 Loans held for investment transferred to loans held
   for sale                                               $     -       $      -         $ 185,111     $     -    $     -
                                                         =========     ==========       ==========    =========  =========

 Loans receivable transferred to repossessed assets       $  3,142      $     752         $  1,781     $  1,367   $  1,585
                                                         =========     ==========       ==========    =========  =========

 Total interest payments made on deposits and
   other borrowings                                       $ 34,731      $  28,742         $ 40,189     $ 14,139   $ 12,226
                                                         =========     ==========        =========    =========  =========

 Federal income taxes paid                                $  2,300      $      -          $  2,500     $  6,280   $  8,300
                                                         =========     ==========        =========    =========  =========

SUPPLEMENTAL SCHEDULE OF ACQUISITIONS:
Flagstar Bank, FSB acquired Security Savings Bank, FSB, in Jackson, Michigan, at the close of business June 30, 1994 (Note 15).

Security Savings Bank Acquisition
Cash paid for common stock                                                                $ 25,729
Fair value of assets acquired, including $77,538
   which were subsequently disposed                                     $ 225,934
Fair value of liabilities acquired, including $2,918
   which were subsequently repaid                                         209,241
                                                                       ----------
Fair value of net assets acquired                                                           16,693
                                                                                         ---------
Core deposit premium                                                                      $  9,036
                                                                                         =========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________


NOTE 1 - NATURE OF BUSINESS

Flagstar Bancorp, Inc. and Subsidiaries (formerly FSSB Holding Corporation) ("Holding"), formed October 28, 1993 in Michigan, is a non-diversified, unitary thrift holding company. Holding provides retail banking services in southern Michigan and mortgage lending services nationwide.

NOTE 2 - CORPORATE STRUCTURE

The following is a listing of the subsidiaries of Holding:

  Flagstar Bank, FSB ("Flagstar") (formerly First Security Savings Bank, FSB) is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB"). Holding acquired the stock of Flagstar on December 21, 1993.

  Security Savings Bank, FSB ("Security") is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB"). Flagstar acquired the stock of Security on June 30, 1994. This acquisition was accounted for using the purchase method of accounting. For regulatory reporting purposes, Flagstar and Security (the "Banks") filed a consolidated Thrift Financial Report ("TFR").

  Security owned two subsidiaries, Mid Michigan Service Corporation ("MMSC") and SSB Funding Corporation ("Funding"). MMSC is a Michigan corporation utilized to lease Security's main office facility and Funding is a finance subsidiary, which is currently inactive.

  On February 1, 1996, Security was merged with and into Flagstar Bank, FSB. The consolidation took place to take advantage of name recognition and operating efficiencies.

  Flagstar owns two other subsidiaries, Boston Credit Corporation ("BCC") and Mortgage Affiliated Services, Inc. ("MAS"). BCC is currently inactive and MAS is an appraisal and document preparation company.

  Holding owns five other subsidiaries, FSSB Real Estate Development Corporation ("REDC"), Douglas Insurance Agency ("DIA"), FSSB Mortgage Corporation ("Mortgage"), Mortgage Video Network, Inc. ("Video"), and First Security Investment Group, Inc. ("Investment") whose results of operations are not significant. During the first quarter of 1996, FSSB Mortgage Corporation was made a part of Flagstar Bank. This organizational change did not have a significant impact on the operations of Holding.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the significant accounting policies of Holding and subsidiaries (the "Holding Group", or the "Group") applied in the preparation of the accompanying consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Holding Group. All significant intercompany balances and transactions have been eliminated.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accompanying consolidated financial statements and information as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 are unaudited, and include all adjustments (consisting of only normal recurring adjustments), that are necessary, in the opinion of management, for a fair presentation.

STATEMENT OF CASH FLOWS

For purposes of the statements of cash flows, the Group considers its investment in overnight deposits to be cash equivalents.

LOANS RECEIVABLE

The Group originates loans which are designated to be held for investment or sale during the origination process. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated market value. Management periodically reviews the portfolio and makes necessary adjustments for market value. Net unrealized losses are recognized in a valuation allowance by charges to earnings. Gains or losses recognized upon the sale of loans are determined using the specific identification method. Mortgage loans held for investment are carried at amortized cost. The Group has both the intent and the ability to hold all mortgage loans held for investment for the foreseeable future.

ALLOWANCE FOR LOSSES

Provision is made for expected loan losses to reduce the recorded balances of loans receivable to their estimated net realizable value. Such provision is based on management's estimate of net realizable value considering the current and anticipated operating or sales environment. These estimates of collateral value are particularly susceptible to market changes that could result in adjustments to the results of earnings in the future. Recovery of the carrying value of such loans or the underlying collateral is dependent to a great extent on economic, operating and other conditions that may be beyond the Group's control.

The Group adopted Statement of Financial Accounting Standards ("SFAS") No. 114 (as amended by SFAS No. 118), "Accounting by Creditors for Impairment of a Loan", effective January 1, 1995, which addresses the accounting by creditors for the impairment of certain loans. The provisions of SFAS 114 do not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. The adoption had no effect on the recorded allowance for losses as no loans have been identified as impaired. A loan is identified as impaired when it is probable, in the opinion of management, that interest and principal may not be collected according to the contractual terms of the loan agreement. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOAN ORIGINATION FEES, COMMITMENT FEES AND RELATED COSTS

Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Mortgage loan fees and certain direct origination costs are capitalized. On loans held for sale, the net fee or cost is recognized at the time the loan is sold. For mortgage loans held for investment, the deferred amount is accounted for as an adjustment to interest income using a method that approximates the interest method.

REPOSSESSED ASSETS

Repossessed assets include one-to-four family residential property, commercial property, and one-to-four family homes under construction. At the date of foreclosure, real estate properties acquired in settlement of loans are recorded at the lower of cost or net realizable value. Valuations are periodically performed by management, and a charge to earnings is made if the carrying value of a property exceeds its estimated fair value. Costs of holding repossessed assets, principally taxes and legal fees, are expensed as incurred.

FEDERAL INCOME TAXES

The Group accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable. (See Note 20).

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

          Office buildings - 31 years
          Computer hardware and software - 3 to 5 years
          Furniture, fixtures and equipment - 5 to 7 years
          Automobiles - 3 years

During March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets and goodwill related to those assets to be held and used by an entity and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group adopted SFAS No. 121 effective January 1, 1996. Adoption of this Statement did not have an impact on the financial condition or results of operations of the Group.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSR") represent the cost of acquiring the right to service mortgage loans. These costs are initially capitalized and subsequently amortized in proportion to, and over the period of, the estimated net loan servicing income.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MORTGAGE SERVICING RIGHTS (CONTINUED)

In May 1995, the Group adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights". This requires the capitalization of a mortgage servicing asset for every origination whether it be originated or purchased. SFAS No. 122 also dictates prescribed rules for the amortization, periodic valuation, and the required valuation adjustment. Prior to adoption, a value was capitalized for purchased mortgage servicing rights. This capitalization was in accordance with SFAS Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Practices".

The value of the mortgage servicing rights are periodically evaluated in relation to the estimated discounted net future servicing revenues. The portfolio is aggregated into stratifications based on loan term and type, and note rate. Estimates of remaining loan lives and prepayment rates are incorporated into this analysis. Changes in these estimates could materially change the estimated fair value and any valuation allowance. Valuation adjustments are recorded when the fair value of the servicing asset is less than the amortized book value on a stratum basis. Any valuation adjustment is recorded as an offset to the asset.

EARNINGS PER SHARE

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding.

After giving effect to the stock split referred to in Note 20, the weighted average shares outstanding for computing earnings per share was 11,250,000 and 11,282,150 for the nine month periods ended September 30, 1996 and 1995, respectively, and 11,274,047, 11,388,617, and 11,527,387 for the years ended December 31, 1995, 1994 and 1993, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial condition of a financial services company, and to some extent, its operating performance, is dependent to a significant degree upon estimates and appraisals of value, evaluations of creditworthiness and assumptions about future events and economic conditions. Recent history has demonstrated that these estimates, appraisals, evaluations and assumptions are subject to rapid change, and that such changes can materially affect the reported financial condition of a financial services company and its financial performance, and may result in restrictions on an institution's ability to continue to operate in its customary manner.

RECLASSIFICATIONS

Certain amounts within the accompanying consolidated financial statements and the related notes have been reclassified to conform to the 1996 presentation.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages adoption of that method for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method currently being followed and make pro forma disclosures of net earnings and earnings per share under the fair value based method of accounting. This statement is effective for financial statements with fiscal years beginning after December 15, 1995, with earlier application encouraged. At September 30, 1996, the Group had no stock-based compensation plans. (See Note 20).

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires that, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Implementation of this pronouncement should have no material effect on the consolidated financial statements.

NOTE 4 - LOANS RECEIVABLE

The loan portfolio is summarized as follows (in thousands):

                                   SEPTEMBER 30,          DECEMBER 31,
                                  ---------------  --------------------------
                                       1996            1995          1994
                                  ---------------  ------------  ------------
Held for sale - mortgage loans          $652,514      $620,455      $205,480

Held for investment
 Mortgage loans                          119,601       178,246       354,101
 Commercial real estate loans             14,288        30,504        23,383
 Commercial loans                         26,268         8,566         7,546
 Construction loans                       60,960        48,933        25,499
 Consumer loans                           33,118        39,331        19,271
                                        --------      --------      --------
                                         254,235       305,580       429,800
                                        --------      --------      --------
                                         906,749       926,035       635,280
Less allowance for losses                 (3,026)       (2,102)       (1,871)
                                        --------      --------      --------
Total                                   $903,723      $923,933      $633,409
                                        ========      ========      ========

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 4 - LOANS RECEIVABLE (CONTINUED)


In 1994, the Group classified a number of loans as held for investment in a manner similar to Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". In 1995, the Financial Accounting Standards Board released the "Guide to Implementation of Statement 115" (the "Guide"). Upon review of the Guide, the Group reassessed the prior classifications and reclassified approximately $185.0 million of mortgage loans to held for sale from held for investment.


Activity in the allowance for losses is summarized as follows (in thousands):

                                      FOR THE NINE MONTHS              FOR THE YEARS ENDED
                                      ENDED SEPTEMBER 30,                   DECEMBER 31,
                                      -------------------     -------------------------------------
                                       1996       1995           1995         1994         1993
                                      -------  ----------     ----------   ---------     ----------
Balance, beginning of period           $2,102      $1,871        $1,871       $  901        $ 550
Allowance for losses of Security
 at date of acquisition                     -           -             -        1,001            -
Provision charged to earnings           1,140         189           238          290          644
Charge-offs, net of recoveries           (216)         24            (7)        (321)        (293)
                                       ------      ------        ------       ------        -----
Balance, end of period                 $3,026      $2,084        $2,102       $1,871        $ 901
                                       ======      ======        ======       ======        =====

The Group has no commitments to make additional advances on restructured or other nonperforming loans. Loans on which interest accruals have been discontinued totaled approximately $10.7 million at December 31, 1995, $1.7 million at December 31, 1994 and $1.5 million at December 31, 1993. Interest that would have been accrued on such loans totaled approximately $862,000, $245,000 and $286,000 at December 31, 1995, 1994, and 1993, respectively. At
September 30, 1996 and 1995 loans on which interest accruals have been discontinued totaled approximately $31.7 million and $7.1 million, respectively. Interest that would have been accrued on such loans totaled approximately $2.8 million and $593,000 at September 30, 1996 and 1995, respectively.


At September 30, 1996 the recorded investment in impaired loans pursuant to SFAS No. 114, totalled $3.9 million and the average outstanding balance for the nine months ended September 30, 1996 was $2.6 million. No allowance for losses was required on these loans because the measured values of the loans exceeded the recorded investments in the loans. Interest income recognized on impaired loans during the nine months ended September 30, 1996, was not material. At December 31, 1995, the Group had no recorded investment in impaired loans.

PAGE>

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

____________________________________________________________________________

NOTE 5 - REPOSSESSED ASSETS

Repossessed assets include the following (in thousands):

                                                                   SEPTEMBER 30,          DECEMBER 31,
                                                                  ---------------   ------------------------
                                                                       1996           1995          1994
                                                                  ---------------   -----------  -----------
One-to-four family                                                      $  4,193      $ 2,179      $   947
Commercial properties                                                        180          180          180
One-to-four family construction                                                -            -          144
                                                                        --------      -------      -------
Repossessed assets, net                                                 $  4,373      $ 2,359      $ 1,271
                                                                        ========      =======      =======

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment balances are as follows (in thousands):

                                                                   SEPTEMBER 30,           DECEMBER 31,
                                                                   --------------     ---------------------
                                                                       1996            1995         1994
                                                                   --------------     --------     --------
Land                                                                  $ 3,330         $ 3,330      $ 3,191
Office buildings                                                        2,327           2,312        2,152
Computer hardware and software                                         14,675          10,941        6,722
Furniture, fixtures and equipment                                      10,818           8,460        6,588
Automobiles                                                               604             568          500
                                                                     --------         -------      -------
                                                                       31,754          25,611       19,153
Less accumulated depreciation                                         (10,796)         (7,653)     ( 4,651)
                                                                     ---------       --------      -------
Premises and equipment, net                                          $ 20,958         $17,958      $14,502
                                                                     =========       ========      =======

Depreciation expense amounted to approximately $3.2 million and $2.2 million for the nine month periods ended September 30, 1996 and 1995 and approximately $3.1 million, $2.1 million, and $1.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.


The Group maintains 15 deposit branches, 28 loan centers, nine correspondent service centers, a loan servicing center, and three corporate operation centers. Seven of the deposit branches and one of the loan production facilities are owned by the Group. Lease rental expense totaled approximately $3.0 million and $2.4 million for the nine months ended September 30, 1996 and 1995 and $3.3 million, $3.1 million and $2.2 million for the years ended 1995, 1994 and 1993, respectively. The following outlines the Group's minimum contractual lease obligations as of December 31, 1995 (in thousands):

                    1996        $2,223
                    1997         2,565
                    1998         1,578
                    1999         1,174
                    2000           957
                                ------
                    Total       $8,497
                                ======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 7 - MORTGAGE SERVICING RIGHTS

Not included in the accompanying consolidated financial statements are mortgage loans serviced for others. The unpaid principal balances of these loans, including subservicing of $2.1 billion at September 30, 1996, $536.3 million at December 31, 1995 and none at December 31, 1994, are summarized as follows (in thousands):

                                  SEPTEMBER 30,           DECEMBER 31,
                                  -------------     ----------------------
Mortgage loans serviced for:          1996             1995        1994
                                  -------------     ----------  ----------
FHLMC and FNMA                     $6,803,432       $6,638,435  $5,600,413
MSHDA                                  42,661           31,055      26,532
GNMA                                    6,715            7,217       7,785
Other investors                     2,221,993          648,147      56,691
                                   ----------       ----------  ----------
                                   $9,074,801       $7,324,854  $5,691,421
                                   ==========       ==========  ==========

Custodial accounts maintained in connection with the above mortgage servicing rights were approximately $143.1 million at September 30, 1996 and $131.4 million and $108.2 million at December 31, 1995 and 1994, respectively. These amounts include payments for principal, interest, taxes, and insurance collected on behalf of the individual investor.

As discussed in Note 3, the Group adopted SFAS 122 in May 1995. The effect of the adoption was to increase earnings by approximately $1.5 million before taxes for 1995 or $0.12 per share.

The following is an analysis of the changes in the mortgage servicing rights (in thousands):

                                FOR THE NINE MONTHS         FOR THE YEARS ENDED
                                ENDED SEPTEMBER 30,            DECEMBER 31,
                                -------------------     ----------------------------
                                  1996       1995         1995      1994      1993
                                ---------  --------     --------  --------  --------
Balance, beginning of period    $ 27,957   $ 18,179     $ 18,179  $17,563   $11,108
Additions                         50,861     20,515       31,106   15,616    15,578
Sales                            (29,218)   (11,434)     (15,684)  (9,475)   (4,528)
Amortization                      (8,177)    (4,040)      (5,644)  (5,525)   (4,595)
                                --------   --------     --------  -------   -------
Balance, end of period          $ 41,423   $ 23,220     $ 27,957  $18,179   $17,563
                                ========   ========     ========  =======   =======

At December 31, 1995 and 1994, the estimated fair value of the mortgage loan servicing portfolio was approximately $70.4 and $72.3 million, respectively.
The estimated fair value at September 30, 1996 was approximately $76.1 million. The estimated fair value in excess of book value was approximately $34.7 million at September 30, 1996 and $42.4 million and $54.1 million at December 31, 1995 and 1994, respectively.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 7 - MORTGAGE SERVICING RIGHTS (CONTINUED)

During October 1995, Flagstar committed to sell $2.0 billion of mortgage servicing rights to a large national bank during 1996. The commitment required quarterly installment sales of new production mortgage servicing rights. The first installment was made in December 1995.

During 1996, Flagstar committed to sell $2.0 to $3.0 billion of mortgage servicing rights during 1996 and 1997 to a major mortgage servicing company. The commitment requires quarterly installment sales of new production mortgage servicing rights. Flagstar has fulfilled $700 million of this commitment, and all of the October 1995 commitment, as of September 30, 1996.

NOTE 8 - DEPOSIT ACCOUNTS

The deposit accounts are as follows (in thousands):

                            SEPTEMBER 30,       DECEMBER 31,
                            -------------    ------------------
                                 1996        1995          1994
                            -------------    ------------------

                               AMOUNT        AMOUNT      AMOUNT
                               ------        ------      ------
Demand, NOW and
  money market
  accounts                   $ 45,295      $ 68,012    $ 62,044
Savings accounts               52,511        10,248       9,744
Certificate of deposit        479,108       448,714     235,836
                             --------      --------     -------
  Total deposit accounts     $576,914      $526,974    $307,624
                             ========      ========    ========

Noninterest-bearing deposits included in the demand, NOW and money market accounts balances at December 31, 1995 and 1994 were approximately $4.6 million and $12.8 million, respectively and $12.6 million at September 30, 1996.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $223.4 million and $66.2 million at December 31, 1995 and 1994, respectively and $210.6 million at September 30, 1996.

The following indicates the scheduled maturities of the Bank's certificates of deposit as of September 30, 1996:

                                        SEPTEMBER 30,
                                            1996
                                        -------------
     Three months or less                 $ 78,426
     Over three through six months         136,390
     Over six through twelve months        171,510
     One to two years                       56,653
     Thereafter                             36,129
                                          --------
     Total                                $479,108
                                          ========

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 8 - DEPOSIT ACCOUNTS (CONTINUED)


Interest expense on deposit accounts is summarized as follows (in thousands):


                                    FOR THE NINE MONTHS         FOR THE YEARS ENDED
                                    ENDED SEPTEMBER 30,            DECEMBER 31,
                                    -------------------      -------------------------
                                      1996      1995           1995     1994      1993
                                    -------  ----------      -------  --------  ------
Demand, NOW and money
  market accounts                   $ 1,778    $  1,326      $ 1,824  $    773  $   60
Passbook savings                        282         171          228       127      20
Certificates of deposit              20,014      15,757       23,071     8,137   7,351
                                    -------    --------      -------  --------  ------

  Total                             $22,074    $ 17,254      $25,123  $  9,037  $7,431
                                    =======    ========      =======  ========  ======

NOTE 9 - FHLB ADVANCES

The following indicates certain information related to the FHLB advances (in thousands):

                                             FOR THE NINE           FOR THE YEARS ENDED
                                            MONTHS ENDED              DECEMBER 31,
                                                              ----------------------------
                                             SEPTEMBER 30,
                                             -------------
                                                  1996          1995      1994      1993
                                             -------------    --------  --------  --------
Maximum outstanding at any month end           $318,000       $315,000  $200,750  $112,000
Average monthly balance                         243,564        237,535    83,912    42,727
Average interest rate                              6.15%          6.39%     4.44%     4.29%

Flagstar has the authority and approval from the FHLB to utilize a total of $425 million in collateralized borrowings. Advances at December 31, 1995 matured during 1996. Advances at September 30, 1996 principally mature during 1996 and 1997. Pursuant to collateral agreements with the FHLB, advances are collateralized by non-delinquent single-family residential mortgage loans.

NOTE 10 - FEDERAL INCOME TAXES

Components of the provision for federal income taxes consists of the following (in thousands):


                      FOR THE NINE MONTHS      FOR THE YEARS ENDED
                      ENDED SEPTEMBER 30,         DECEMBER 31,
                      -------------------    -----------------------
                       1996        1995       1995    1994    1993
                      -------    --------    ------  ------  -------
Current provision     $5,726      $4,365     $6,004  $6,505  $ 5,924
Deferred provision       692       1,993      3,415   2,813    4,481
                      ------      ------     ------  ------  -------
                      $6,418      $6,358     $9,419  $9,318  $10,405
                      ======      ======     ======  ======  =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 10 - FEDERAL INCOME TAXES (CONTINUED)

The Group's effective tax rates differ from the statutory federal tax rates. The following is a summary of such differences (in thousands):


                                              FOR THE NINE
                                              MONTHS ENDED             FOR THE YEARS
                                              SEPTEMBER 30,          ENDED DECEMBER 31,
                                             ---------------      -----------------------
                                              1996     1995        1995    1994     1993
                                             ------   ------      ------  ------  -------
Provision at statutory federal income
    tax rate                                 $6,218   $5,956      $8,713  $8,907  $10,300
Increase (decrease) resulting from:
    Amortization of deposit premium             340      340         450     225        -
    Other, net                                 (140)      62         256     186      105
                                             ------   ------      ------  ------  -------
Provision at effective federal income
    tax rate                                 $6,418   $6,358      $9,419  $9,318  $10,405
                                             ======   ======      ======  ======  =======

The details of the net tax liability are as follows (in thousands):


                                                SEPTEMBER 30,          DECEMBER 31,
                                                -------------      --------------------
                                                     1996            1995        1994
                                                -------------      --------     -------
Deferred tax assets:
    Mark-to-market adjustments on earning assets     $  3,435      $  1,031     $   426
    Interest not accrued                                  980           255          37
    Other                                                 541             9         307
                                                     --------      --------     -------
   Total                                                4,956         1,295         770
                                                     --------      --------     -------
Deferred tax liabilities:
    Deferred fees                                        (608)         (567)       (495)
    Bad debt reserves                                  (1,026)       (1,246)       (662)
    Mortgage loan servicing rights                    (14,498)       (9,724)     (5,993)
    Purchase accounting valuation adjustments            (751)         (835)     (1,120)
    Premises and equipment                               (649)         (463)       (507)
    Other                                                (330)         (674)       (792)

                                                     --------      --------     -------

   Total                                              (17,862)      (13,509)     (9,569)
                                                     --------      --------     -------
Net deferred tax liability                            (12,906)      (12,214)     (8,799)
Currently (payable)/receivable                         (5,867)       (2,441)      1,309
                                                     --------      --------     -------

Net tax liability                                    $(18,773)     $(14,655)    $(7,490)
                                                     ========      ========     =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 10 - FEDERAL INCOME TAXES (CONTINUED)

Holding files a consolidated federal income tax return on a calendar year basis. Through its tax year ended December 31, 1995, Flagstar has determined its deduction for bad debts based on the reserve method in lieu of the specific charge-off method. Under the reserve method, Flagstar has established and maintained a reserve for bad debts against which actual loan losses are charged. As a qualifying thrift institution, Flagstar has calculated its addition to its bad debt reserve under either, (1) the "percentage of taxable income" method or
(2) the "experience" method. Flagstar used the percentage of taxable income method in determining its bad debt reserve addition for its 1995, 1994 and 1993 tax years.

During August 1996, the President signed the Small Business Job Protection Act of 1996 ("the Jobs Act") which contains certain provisions that require all savings banks and thrifts to account for bad debts for income tax reporting purposes in the same manner as banks. The effect on a large thrift such as Flagstar is that it must change its tax method of accounting for determining its allowable bad debt deduction from the reserve method to the specific charge-off method. Consequently, the bad debt deduction based on a percentage of taxable income or the experience method is no longer allowed for years beginning after December 31, 1995.

The bad debt reserves maintained for tax purposes and accumulated after 1987 are subject to recapture as part of the change. Base year reserves (generally pre-1988 bad debt reserves) will not be recaptured unless Flagstar, or a successor institution, liquidates, redeems shares or pays a dividend in excess of earnings and profits. The recapture will generally be taken into account ratably over six years beginning with the 1996 tax year. Flagstar may defer the recapture up to an additional two years if it meets certain residential lending requirements during tax years beginning before January 1, 1998.

Income taxes have been provided for the temporary difference between the allowance for losses and the increase in the bad debt reserve maintained for tax purposes since the 1987 base year. The cumulative amount of this difference at December 31, 1995 was approximately $3.5 million for Flagstar. As a result of the Jobs Act, the cumulative difference of $3.5 million will be recaptured. Management believes that Flagstar has met the conditions to defer the recapture of the reserve during 1996. The Jobs Act had no effect on the base year reserves of Flagstar. Consequently, Flagstar has not provided deferred taxes of approximately $1.4 million on the balance of its tax bad debt reserves as of the 1987 base year.

NOTE 11- EMPLOYEE BENEFITS

The Group maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 6% of their compensation up to a maximum of $9,000 annually. The Group currently provides a matching contribution up to 3% of an employee's annual compensation. The Group's contributions vest at a rate such that an employee is fully vested after seven years of service. The Groups contributions to the plan for the years ended December 31, 1995, 1994 and 1993 were approximately $493,000, $371,000 and $301,000, respectively. The Group's contributions to the plan for the nine months ended September 30, 1996 and 1995 were $452,000 and $361,000, respectively. The Group may also make discretionary contributions to the plan; however, none have been made.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 12 - CONTINGENCIES

The Group is involved in certain lawsuits incidental to its operations. Management, after review with its legal counsel, is of the opinion that settlement of such litigation will not have a material effect on the Group's financial condition.

NOTE 13 - REGULATORY MATTERS

The Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA"), which instituted major reforms in the operation and supervision of the savings and loan industry, contains provisions for capital standards. These standards require savings institutions to have a minimum regulatory tangible capital (as defined in the regulation) equal to 1.50% of adjusted total assets and a minimum 3.00% core capital (as defined) of adjusted total assets. Additionally, savings institutions are required to meet a total risk-based capital requirement of 8.00%.

The Bank is also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning reporting on internal controls, accounting and operations.

FDICIA's prompt corrective action regulations define specific capital categories based on an institutions' capital ratios. The capital categories, in declining order, are "well" capitalized, "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with OTS, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution.

The following chart delineates the categories as defined in the FDICIA legislation:

                                                               TIER 1            TOTAL
                                                               RISK-            RISKED-
                                               CORE            BASED             BASED
                                            CAPITAL           CAPITAL           CAPITAL
                                            -------           -------           -------
"Well capitalized"                             5.0%              6.0%             10.0%
"Adequately capitalized"                       4.0%              4.0%              8.0%
"Undercapitalized"                   Less than 4.0%    Less than 4.0%    Less than 8.0%
"Significantly undercapitalized"     Less than 3.0%    Less than 3.0%    Less than 6.0%

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 13 - REGULATORY MATTERS (CONTINUED)

At September 30, 1996, Flagstar's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 5.8%, 11.6% and 12.0%, respectively. These ratios place Flagstar in the "well capitalized" category. The following is a calculation of Flagstar's consolidated regulatory capital (in thousands) at September 30, 1996:


                                             TIER 1                           TOTAL
                                             RISK-                            RISK-
                                  GAAP       BASED     TANGIBLE    CORE       BASED
                                 CAPITAL    CAPITAL    CAPITAL    CAPITAL    CAPITAL
                                 -------    -------    --------   -------    -------
GAAP capital, as reported        $72,211   $ 72,211     $72,211   $72,211    $72,211
Nonallowance assets:
 Core deposit premium                                    (6,128)
 Other assets                                           (10,637)  (10,637)      (314)
Additional capital items:
 General valuation allowance                                                   3,026
                                           --------     -------   -------    -------
Regulatory capital                         $ 72,211      55,446    61,574     74,923
                                           ========
Minimum capital requirement %                              1.50%     3.00%      8.00%
Minimum capital requirement $                            15,784    31,754     49,803
                                                        -------   -------    -------
Regulatory capital - excess                             $39,662   $29,820    $25,120
                                                        =======   =======    =======

At December 31, 1995, Flagstar's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 5.8%, 9.8% and 10.1%, respectively. These ratios place Flagstar in the "well capitalized" category. The following is a calculation of Flagstar's consolidated regulatory capital (in thousands) at December 31, 1995:

                                            TIER 1                          TOTAL
                                            RISK-                           RISK-
                                  GAAP      BASED    TANGIBLE    CORE       BASED
                                 CAPITAL   CAPITAL    CAPITAL   CAPITAL    CAPITAL
                                 -------   -------    -------   -------    -------
GAAP capital, as reported        $61,003   $61,003    $61,003   $61,003    $61,003
Nonallowance assets:
 Core deposit premium                                  (7,095)
 Other assets                                                                 (306)
Additional capital items:
 General valuation allowance                                                 2,102
                                           -------    -------   -------    -------
Regulatory capital                         $61,003     53,908    61,003     62,799
                                           =======

Minimum capital requirement %                            1.50%     3.00%      8.00%
Minimum capital requirement $                          15,566    31,346     49,655
                                                      -------   -------    -------
Regulatory capital - excess                           $38,342   $29,657    $13,144
                                                      =======   =======    =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 13 - REGULATORY MATTERS (CONTINUED)

The OTS risk-based capital regulation also includes an interest rate risk (IRR) component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements. Under the regulation, a savings institution's IRR is measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. A savings institution is considered to have a "normal" level of IRR exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates is less than 2% of the current estimated economic value of its assets. If the OTS determines in the future to enforce the regulation's IRR requirements, a savings institution with a greater than normal IRR would be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount equal to one half the difference between the institution's measured IRR and 2%, multiplied by the economic value of the institution's total assets. Management does not believe that this regulation, when enforced, will have a material impact on Flagstar.

The United States Congress has passed legislation that resulted in an assessment on all Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF Fund. This one-time assessment amounted to approximately 66 basis points on SAIF assessable deposits held as of March 31, 1995. The assessment was payable no later than November 30, 1996 and amounted to approximately $3.4 million for Flagstar. Such amount was charged to earnings at September 30, 1996.

NOTE 14 - CONCENTRATIONS OF CREDIT

Properties collateralizing loans receivable are geographically disbursed throughout the United States. As of September 30, 1996, approximately 39% of these properties are located in Michigan (measured by principal balance), and another 44% are located in the states of California, Colorado, Ohio, Florida, Illinois, Texas, Maryland, Washington, Virginia and Georgia. No other state contains more than 2% of the properties collateralizing these loans.

NOTE 15 - CORPORATE ACQUISITION

Flagstar entered into a definitive agreement on November 16, 1993 to acquire all of the outstanding stock of Security Savings Bank, FSB of Jackson, Michigan for $35 per share or approximately $25.9 million. As part of this agreement, Security maintained its corporate identity and became an operating subsidiary of Flagstar. The completion of this acquisition was finalized on June 30, 1994, at the close of business. Had Security been a part of Holding for all of 1994, Holding's earnings would have been reduced by $581,000 or $0.05 per share.

In conjunction with Flagstar's acquisition of Security, a deposit premium was capitalized in the amount of $9.0 million or 4.67%. This premium, which is included in other assets, is being amortized over seven years on a straight-line method. The premium, net of amortization, totals $6.1 million at September 30, 1996, $7.1 million at December 31, 1995 and $8.4 million at December 31, 1994. Amortization of the deposit premium amounted to approximately $970,000 for each of the nine month periods ended September 30, 1996 and 1995 and $1.3 million and $650,000 for the years ended December 31, 1995 and 1994, respectively.

The Group did not complete any significant acquisitions during the year end December 31, 1995 or the nine month period ended September 30, 1996.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 issued by the Financial Accounting Standards Board, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, where it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Because assumptions used in these valuation techniques are inherently subjective in nature, the estimated fair values cannot always be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument.

The fair value estimates presented herein are based on relevant information available to management as of September 30, 1996, December 31, 1995, and 1994. Management is not aware of any factors that would significantly affect these estimated fair value amounts. As these reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of the Group. Additionally, such amounts exclude intangible asset values such as the value of core deposit intangibles.

The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments and certain non-financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

Loans receivable: This portfolio consists of single family mortgage loans held for sale and investment, collateralized commercial lines of credit, commercial real estate loans, builder development project loans, consumer credit obligations, and single family home construction loans. Mortgage loans held for sale and investment are valued using fair values attributable to similar mortgage loans. The fair value of the other loans are valued based on the fair value of obligations with similar credit characteristics.

Other investments: The carrying amount of other investments approximates fair value.

Federal Home Loan Bank stock: No secondary market exists for Federal Home Loan Bank (FHLB) stock. The stock is bought and sold at par by the FHLB. The recorded value, therefore, is the fair value. The amount of stock required to be purchased is based on total assets and is determined annually.

Deposit Accounts: The fair value of demand deposits and savings accounts approximates the carrying amount. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

Federal Home Loan Bank Advances: Rates currently available to the Group for debt with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Mortgage Servicing Rights: See Note 3 for a description of the method used to value the mortgage servicing rights.

Financial instruments with off-balance-sheet risk: The fair value of financial futures contracts, forward delivery contracts and fixed rate commitments to extend credit are based on current market prices.

The following tables set forth the fair value of the Group's financial instruments:

                                     SEPTEMBER 30,                      DECEMBER 31,
                                                         --------------------------------------------
                                         1996                    1995                    1994
                                                          --------------------    -------------------
                                  CARRYING      FAIR      CARRYING     FAIR      CARRYING      FAIR
                                    VALUE       VALUE       VALUE      VALUE       VALUE       VALUE
                                  ---------   --------    ---------  ---------   ---------   ---------
Financial instruments:
  Assets:
    Cash and cash equivalents     $  29,374   $  29,374   $  29,119   $  29,119   $  25,656   $ 25,656
    Mortgage loans held for
      sale                          652,514     660,590     620,455     621,585     205,480    205,841
    Loans held for investment       254,235     256,397     305,580     308,702     429,800    420,723
    Other investments                   905         905         818         818         873        873
    Federal Home Loan
      Bank stock                     20,500      20,500      17,800      17,800      12,766     12,766
  Liabilities:
    Deposits:
     Demand deposits and
      savings accounts              (97,806)    (97,806)    (78,260)    (78,260)    (71,788)   (71,788)
     Certificates of deposit       (479,108)   (479,140)   (448,714)   (451,500)   (235,836)  (232,200)
    FHLB advances                  (199,856)   (199,631)   (191,156)   (190,800)   (200,750)  (200,400)
  Off-balance sheet items:
    Financial futures                     -           -           -           -           -          -
    Forward delivery contracts            -      (3,480)          -      (9,366)          -        440
    Commitments to extend
     credit                               -       2,940           -       1,789           -        192
Non-financial instruments:
  Unrealized gains on mortgage
   servicing rights (see Note 7)          -      34,700           -      42,400           -     54,100

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The Group enters into certain financial instruments with off-balance-sheet risk in the ordinary course of business to reduce its exposure to changes in interest rates. The Group utilizes only traditional financial instruments for this purpose and does not enter into instruments such as leveraged derivatives or structured notes. The financial instruments used for hedging interest rate risk include financial futures contracts and forward delivery contracts. A hedge is an attempt to reduce risk by creating a relationship whereby any losses on the hedged asset or liability are expected to be counterbalanced in whole or part by gains on the hedging financial instrument. Thus, market risk resulting from a particular off-balance-sheet instrument is normally offset by other on or off-balance-sheet transactions. The Group seeks to manage credit risk by limiting the total amount of arrangements outstanding, both by counterparty and in the aggregate, by monitoring the size and maturity structure of the financial instruments, by assessing the creditworthiness of the counterparty, and by applying uniform credit standards for all activities with credit risk.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Notional principal amounts indicated in the following table represent the extent of the Group's involvement in particular classes of financial instruments and generally exceed the expected future cash requirements relating to the instruments.

                                   SEPTEMBER 30,        DECEMBER 31,
                                   -------------    ------------------
                                        1996          1995      1994
                                   -------------    --------  --------
                                                    (IN MILLIONS)
Financial futures contracts           $   -           $   -     $  20
Forward delivery contracts              713             511       134
Commitments to extend credit            587             489       176

All of the Group's financial instruments with off-balance sheet risk expire within one year.

Financial Futures Contracts: At December 31, 1994 there were Treasury futures contracts outstanding with notional principal amounts totalling $20 million. There were no Treasury futures contracts outstanding at December 31, 1995 or September 30, 1996. Gains or losses on futures transactions are recorded on the specific identification method in response to adjustments in the fair market value of the instruments. During 1995, 1994 and 1993, the Group recorded losses on financial futures amounting to approximately $1.3 million, $.4 million and $1.1 million, respectively. For the nine month periods ended September 30, 1996 and 1995, the Group recorded losses on financial futures amounting to approximately $.2 million and $1.3 million, respectively.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Forward Delivery Contracts: Forward delivery contracts are entered into to sell single family mortgage loans:

                          FORWARD DELIVERY CONTRACTS

                                  SEPTEMBER 30,        DECEMBER 31,
                                  -------------   -----------------------
                                      1996           1995         1994
                                  -------------   -----------  ----------

                                                 (IN MILLIONS)
Types
  Fixed                                   $ 614         $ 470       $ 120
  Balloon                                    71            30          13
  Variable                                   28            11           1
                                          -----         -----       -----
                                          $ 713         $ 511       $ 134
                                          =====         =====       =====

Substantially all forward delivery contracts are entered into with the FHLMC, FNMA or GNMA.

Commitments to Extend Credit: The Group's exposure to credit loss for commitments to extend credit is represented by the contractual amount of those agreements. The Group uses the same credit policies in making funding commitments as it does for on-balance-sheet instruments. These commitments generally have fixed expiration dates or other termination clauses. Because commitments may expire without being drawn upon, the total contract amounts do not necessarily represent future cash requirements.

                                    SEPTEMBER 30,         DECEMBER 31,
                                    -------------     -------------------
                                        1996             1995      1994
                                    -------------     --------- ---------
                                                (IN MILLIONS)

Single family                               $ 492         $ 409      $ 130
Other                                          95            80         46
                                            -----         -----      -----
 Total                                      $ 587         $ 489      $ 176
                                            =====         =====      =====
Fixed                                       $ 556         $ 459      $ 129
Variable                                       31            30         47
                                            -----         -----      -----
 Total                                      $ 587         $ 489      $ 176
                                            =====         =====      =====

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 17 - SEGMENT INFORMATION

The Company operates in two industry segments. The two industry segments are mortgage banking and retail banking. Following is a presentation of financial information by business segment for the period indicated.

                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                      ---------------------------------------------------
                                         RETAIL      MORTGAGE
                                        BANKING       BANKING
                                        SEGMENT       SEGMENT    ELIMINATIONS    COMBINED
                                      ------------  -----------  ------------    --------
                                                           (IN THOUSANDS)
Revenues                                 $  9,309      $ 56,083   $        -    $  65,392
Earnings before income taxes                1,164        16,594            -       17,758
Depreciation and amortization
  of intangibles                            1,106        11,275            -       12,381
Capital expenditures                          110         6,145            -        6,255
Identifiable assets                       358,677       886,653      (175,796)  1,069,534
Intersegment income (expense)              12,306       (12,306)           -            -

                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                      ---------------------------------------------------
                                         RETAIL      MORTGAGE
                                        BANKING       BANKING
                                        SEGMENT       SEGMENT    ELIMINATIONS      COMBINED
                                      ------------  -----------  ------------      --------
                                                           (IN THOUSANDS)
Revenues                                 $  9,159      $ 37,284     $      -     $   46,443
Earnings before income taxes                3,104        13,912            -         17,016
Depreciation and amortization
  of intangibles                            1,230         6,041            -          7,271
Capital expenditures                        1,187         3,391            -          4,578
Identifiable assets                       396,495       777,695      (104,657)    1,069,533
Intersegment income (expense)              (5,494)        5,494            -             -

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

______________________________________________________________________________

NOTE 17 - SEGMENT INFORMATION (CONTINUED)

                                                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                                -----------------------------------------------

                                                  RETAIL     MORTGAGE
                                                 BANKING      BANKING
                                                 SEGMENT      SEGMENT   ELIMINATIONS   COMBINED
                                                ---------   ----------  ------------   --------
Revenues                                        $  12,390    $  54,459   $   -       $   66,849
Earnings before income taxes                        3,549       21,346       -           24,895
Depreciation and amortization
  of intangibles                                    1,728        9,344       -           11,072
Capital expenditures                                1,665        4,967       -            6,632
Identifiable assets                               307,620      782,802   (45,328)     1,045,094
Loans transferred to (from)                      (185,111)     185,111       -               -
Intersegment income (expense)                      (4,153)       4,153       -               -

                                                     FOR THE YEAR ENDED DECEMBER 31, 1994
                                                -----------------------------------------------
                                                 RETAIL      MORTGAGE
                                                 BANKING      BANKING
                                                 SEGMENT      SEGMENT   ELIMINATIONS   COMBINED
                                                ---------    ---------  ------------   --------
Revenues                                        $   1,432    $  61,926   $    -        $ 63,358
Earnings (loss) before income taxes                (2,127)      27,576        -          25,449
Depreciation and amortization
  of intangibles                                      746        8,276        -           9,022
Capital expenditures                                  664        5,927        -           6,591
Identifiable assets                               416,023      480,511   (173,384)      723,150
Loans transferred to (from)                       106,261     (106,261)       -              -
Intersegment income (expense)                      (2,358)       2,358        -              -

Revenues are comprised of net interest income (before the provision for credit losses) and non-interest income. Non-interest expenses are fully allocated to each segment. The intersegment income (expense) consists of interest expense incurred or charged by the mortgage banking segment on intersegment borrowing. The retail banking segment was not material in 1993.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

_______________________________________________________________________________

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table represents summarized data for the first three quarters in fiscal 1996 and each of the quarters in fiscal 1995 and 1994 (in thousands except earnings (loss) per share data).

                                         1996                           1995                               1994
                             --------------------------  ----------------------------------  -------------------------------------

                              THIRD     SECOND   FIRST   FOURTH    THIRD    SECOND   FIRST    FOURTH     THIRD    SECOND   FIRST
                             QUARTER   QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   QUARTER   QUARTER   QUARTER  QUARTER
                             -------   -------  -------  -------  -------  -------  -------  ---------  --------  -------  -------
Interest income              $18,603   $19,558  $19,518  $21,035  $19,879  $16,762  $13,628   $12,285   $10,463   $ 6,060  $ 6,304
Interest expense              10,579    11,820   11,722   12,042   12,206    9,739    7,456     5,846     4,414     1,961    2,265
                             -------   -------  -------  -------  -------  -------  -------   -------   -------   -------  -------

Net interest income            8,024     7,738    7,796    8,993    7,673    7,023    6,172     6,439     6,049     4,099    4,039

Provision for losses             488       344      308       49       20        4      165       279         -        11        -
                             -------   -------  -------  -------  -------  -------  -------   -------   -------   -------  -------
Net interest income after
  provision for losses         7,536     7,394    7,488    8,944    7,653    7,019    6,007     6,160     6,049     4,088    4,039
Non-interest income            8,936    24,514    8,384   11,413   10,197    8,046    7,332     3,091     2,979    22,775   13,887
Non-interest expense          19,460    14,554   12,480   12,478   10,637    9,069    9,532    10,290    10,064     8,673    8,592
                             -------   -------  -------  -------  -------  -------  -------   -------   -------   -------  -------
Earnings (loss) before
  income taxes                (2,988)   17,354    3,392    7,879    7,213    5,996    3,807    (1,039)   (1,036)   18,190    9,334
Provision for federal
  income taxes                  (949)    6,225    1,142    3,061    2,682    2,221    1,455       253      (377)    6,380    3,062
                             -------   -------  -------  -------  -------  -------  -------   -------   -------   -------  -------

Net earnings (loss)          $(2,039)  $11,129  $ 2,250  $ 4,818  $ 4,531  $ 3,775  $ 2,352   $(1,292)  $ (659)   $11,810   $6,272
                             =======   =======  =======  =======  =======  =======  =======   =======   =======   =======  =======

Earnings (loss) per share    $ (0.18)  $  0.99  $  0.20  $  0.43  $  0.40  $  0.33  $  0.21   $ (0.11)  $(0.06)   $  1.04   $ 0.55
                             =======   =======  =======  =======  =======  =======  =======   =======   =======   =======  =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

_______________________________________________________________________________

NOTE 19 - HOLDING COMPANY ONLY FINANCIAL STATEMENTS

The following are unconsolidated financial statements for Holding. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                HOLDING COMPANY
                  CONDENSED STATEMENTS OF FINANCIAL POSITION
                                (IN THOUSANDS)


                                            SEPTEMBER 30,            DECEMBER 31,
                                                              ------------------------
                                                 1996            1995          1994
                                            ------------      -----------   ----------
                                             (UNAUDITED)
ASSETS
  Cash and cash equivalents                      $   110          $    44      $    42
  Investment in subsidiaries                      72,622           62,326       49,322
  Other assets                                        53               76           55
                                                 -------          -------      -------
    Total assets                                 $72,785          $62,446      $49,419
                                                 =======          =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Other liabilities                              $    -           $     1      $   -
                                                 -------          -------      -------

    Total liabilities                                 -                 1          -

STOCKHOLDERS' EQUITY
  Common stock                                     2,928            2,928        2,942
  Retained earnings                               69,857           59,517       46,477
                                                 -------          -------      -------
      Total stockholders' equity                  72,785           62,445       49,419
                                                 -------          -------      -------
      Total liabilities and stockholders' equity $72,785          $62,446      $49,419
                                                 =======          =======      =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 19 - HOLDING COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

                                HOLDING COMPANY
                        CONDENSED STATEMENTS OF EARNINGS

                                   FOR THE NINE
                                   MONTHS ENDED          FOR THE YEARS ENDED
                                   SEPTEMBER 30,             DECEMBER 31,
                                  ----------------    --------------------------
                                   1996     1995       1995      1994     1993
                                  -------  -------    -------   -------  -------
Income
 Dividends from subsidiaries      $ 1,000  $ 2,000    $ 2,450   $ 1,700  $   800

Expenses
  General and administrative            6       10         13        18       -
                                  -------  -------    -------   -------  -------
Earnings before undistributed
  earnings of subsidiaries            994    1,990      2,437     1,682      800

Equity in undistributed
  earnings of subsidiaries         10,346    8,668     13,039    14,449   18,221
                                  -------  -------    -------   -------  -------
Net earnings                      $11,340  $10,658    $15,476   $16,131  $19,021
                                  =======  =======    =======   =======  =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 19 - HOLDING COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

                                HOLDING COMPANY
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         FOR THE NINE
                                                         MONTHS ENDED                   FOR THE YEARS ENDED
                                                         SEPTEMBER 30,                      DECEMBER 31,
                                                     ----------------------      -------------------------------
                                                        1996         1995           1995     1994        1993
                                                     ---------    ---------      --------  ---------  ----------
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Net earnings                                     $  11,340    $  10,658      $ 15,476  $  16,131  $   19,021
    Adjustments to reconcile
      net earnings to net cash
      provided by operating
      activities
        Equity in undistributed
         earnings                                      (10,296)      (8,208)      (13,004)   (14,208)    (18,347)
        Change in other assets                              23          (52)          (21)       (55)         -
        Change in other liabilities                         (1)          10             1         -           -
        Change in unrealized gains                          -            -             -        (126)        126
                                                     ---------    ---------      --------  ---------  ----------
        Net cash provided by
          operating activities                           1,066        2,408         2,452      1,742         800

CASH FLOWS FROM FINANCING
  ACTIVITIES
    Dividends paid                                      (1,000)      (2,000)       (2,000)      (400)       (800)
    Stock repurchase                                        -          (450)         (450)    (1,300)         -
                                                     ---------    ---------      --------  ---------  ----------
        Net cash used by
          financing activities                          (1,000)      (2,450)       (2,450)    (1,700)       (800)

Net increase (decrease) in cash
  and cash equivalents                                      66          (42)            2         42          -

Cash and cash equivalents at
  beginning of period                                       44           42            42         -           -
                                                     ---------    ---------      --------  ---------  ----------
Cash and cash equivalents at
  end of period                                       $    110      $   -        $     44   $     42   $      -
                                                     =========    =========      ========  =========  ==========

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 20 - SUBSEQUENT EVENTS

NAME CHANGE

In January 1997, the Group changed its name from FSSB Holding Corporation to Flagstar Bancorp, Inc.

STOCK SPLIT

In January 1997, the Group increased its common shares authorized to 40,000,000 and split its issued and outstanding shares 38.4246 to one. All share and per share information in the financial statements have been retroactively restated to give effect to the stock split.

STOCK OFFERING

In conjunction with the stock split, the Group intends to file a registration statement in February 1997 with the Securities and Exchange Commission to offer 8,050,000 shares of common stock to the public; including 5,850,000 shares being sold by the shareholders of the Group.

STOCK OPTION AND PURCHASE PLANS, AND OTHER COMPENSATION PLANS

In January 1997, the Company's Board of Directors adopted resolutions to implement various stock option and purchase plans and deferred and incentive compensation plans effective upon the successful completion of the common stock offering.

The purpose of the Stock Option Plan ("Option Plan") is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan will have a term of 10 years from the date of its approval by the Company stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of the Company. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock (1,345,000 shares) that are to be outstanding following the Offering would be reserved for future issuance by the Company.

It is intended that options granted under the Option Plan will constitute both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs"). ISOs are options that comply with certain restrictions pursuant the Internal Revenue Code of 1986, as amended (the "Code") and thereby provide favorable tax treatment to recipients, although they do not generally result in tax deductions to the Company. Non-ISO's are stock options that fail to qualify as ISO, either at the time of grant or upon exercise.

The exercise price for ISOs may not be less than 100% of the fair market value of the shares on the date of the grant. Non-ISOs may be granted with any exercise price, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

________________________________________________________________________________

NOTE 20 - SUBSEQUENT EVENTS (CONTINUED)

STOCK OPTION AND PURCHASE PLANS, AND OTHER COMPENSATION PLANS (CONTINUED)

The initial grant of stock options under the Option Plan is expected to take place on the date of the Option Plan's receipt of stockholder approval. It is anticipated that the Company will account for the Option Plan in accordance with the provisions of APB No. 25, "Accounting for Stock issued to Employees" and adopt the disclosure requirements of SFAS No. 123.

Under the Employee Stock Purchase Plan ("Purchase Plan") eligible participants, upon providing evidence of a purchase of the Company's common shares from any third party and on the open market, would receive a payment from the Company equal to 15% of the full price of the shares. Persons who own 5% or more of the outstanding Common Stock are not eligible to purchase shares under the Purchase Plan. The Purchase Plan includes limitations on the maximum reimbursement to a participant during a year. The Purchase Plan has not been designed to comply with the requirements of the Internal Revenue Code with respect to employee stock purchase plans.

The Incentive Compensation Plan ("Incentive Plan") is unfunded and benefits are payable only in the form of cash from the Bank's general assets. The Incentive Plan is administered by a committee which decides from year to year which employees of the Company will be eligible to participate in the Incentive Plan and the size of the bonus pool.

The Deferred Compensation Plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company and are placed in a trust. Participants may direct that their deferred amounts be invested in stock of the Company. Upon withdrawal, the participant has the option of receiving the stock or the proceeds of its sale at the market price at the time of withdrawal.

SALE OF MORTGAGE SERVICING RIGHTS

During December 1996, Flagstar sold certain mortgage servicing rights. The sales price was approximately $34.9 million for which a gain of approximately $11.2 million was recorded.

FEDERAL INCOME TAX STATUS

Effective for taxable years beginning after December 31, 1996, the Jobs Act significantly amended Subchapter S of the Internal Revenue Code of 1986 to allow banks and bank holding companies to elect to be treated as S corporations for federal income tax purposes. Prior to January 1, 1997, the Holding Group has been taxed as a regular corporation. The Holding Group intends to elect to be treated as a single S corporation for federal income tax purposes effective January 1, 1997. If the election is made, earnings of the Holding Group, subsequent to December 31, 1996, would be included in the taxable income of the stockholders. However, certain earnings of the Holding Group subsequent to December 31, 1996 may continue to be taxable to the Holding Group. In any event, it is expected that the S corporation election, if any, will be terminated upon consumation of the offering in favor of regular corporation tax treatment.

           No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

----------------------------------------------------------------
                         TABLE OF CONTENTS

                                                            Page
                                                            ----
Prospectus Summary                                           3
Risk Factors                                                14
Use of Proceeds                                             21
Dividend Policy                                             21
Market for the Common Stock                                 21
Capitalization                                              22
Dilution                                                    23
Selected Consolidated Financial and Other Data              24
Management's Discussion and Analysis of Changes
   In Financial Condition and Results Of Operations         28
Business                                                    46
Regulation                                                  68
Management                                                  77
Selling Stockholders                                        89
Description Of Capital Stock                                90
Restrictions On Acquisition Of The Company And The Bank     91
Certain Anti-Takeover Provisions In The Restated
   Articles Of Incorporation And Restated Bylaws            93
Underwriting                                                97
Legal Matters                                               98
Experts                                                     98
Available Information                                       99
Index To Consolidated Financial Statements                 F-1



           Until ________, 1997 (25 days after commencement of the Offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                               8,050,000 Shares

                               [Company logo]

                                 Common Stock

                              -------------------

                                  PROSPECTUS
                                      , 1997

                              -------------------



                                LEHMAN BROTHERS

                           PAINEWEBBER INCORPORATED

                                  RONEY & CO.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant.

               SEC registration fee ........................    54,000
               NASD filing fee .............................    20,000*
               Nasdaq listing fee ..........................    53,000*
               Blue Sky filing fees and expenses ...........    10,000*
               Accounting fees and expenses ................   250,000*
               Legal fees and expenses .....................   500,000*
               Printing, postage and mailing ...............   650,000*
               Stock transfer agent fees and certificates ..    10,000*
               Other .......................................   253,000*
                                                              --------
                 Total                                      $1,800,000
                                                            ==========

__________________
*         Estimated

Item 14.  Indemnification of Directors and Officers.

          The Company's Restated Articles of Incorporation contain a provision, authorized by the Michigan Business Corporation Act ("MBCA"), designed to eliminate in certain circumstances the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director's duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his or her fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

          The Company's Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

          Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's or its subsidiaries' request.

Item 15.  Recent Sales of Unregistered Securities.

          None.

Item 16. Exhibits and Financial Statement Schedules.

     The following is the list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedules:

      Exhibit Number                  Description                      Page
      --------------                  -----------                      ----

            1.1          Underwriting Agreement ......................   *

            1.2          Custody Agreement ...........................   *

            1.3          Selling Stockholders' Power of Attorney .....   *

            3.1          Restated Articles of Incorporation of the
                         Registrant ..................................

            3.2          By-Laws of the Registrant ...................

             4           Form of Stock Certificate ...................

             5           Opinion of Reinhart, Boerner, Van Deuren,
                         Norris & Rieselbach, P.C.
                         regarding legality of securities being
                         registered...................................

           10.1          Form of Employment Agreements between the
                         Company and Thomas J. Hammond, Mark T.          *
                         Hammond, Joan H. Anderson and Michael W.
                         Carrie.......................................


           10.2          Flagstar Bancorp, Inc. 1997 Employees and
                         Directors Stock Option Plan..................   *

           10.3          Flagstar Bancorp, Inc. 1997 Employee Stock
                         Acquisition Plan.............................   *

           10.4          Flagstar Bancorp, Inc. 1997 Incentive
                         Compensation Plan............................   *

           10.5          Flagstar Bancorp, Inc. 1997 Deferred
                         Compensation Plan............................   *

            21           Subsidiaries of the Registrant...............

           23.1          Consent of Grant Thornton LLP................

           23.2          Consent of Reinhart, Boerner, Van Deuren,
                         Norris & Rieselbach, P.C (contained in
                         Exhibit 5)...................................

           23.3          Consent of Albert J. Gladner, Esq............

            24           Powers of Attorney (see the signature page
                         of this Registration Statement)..............

            27           Financial Data Schedule (SEC Use Only).......

------------------
*        To be filed by amendment.

Item 17. Undertakings.

         The undersigned Registrant hereby undertakes as follows:

         (a) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on the 12th day of February, 1997.

                                    FLAGSTAR BANCORP, INC.


                                    By  /s/ Thomas J. Hammond
                                      ------------------------------------
                                                 Thomas J. Hammond,
                                              Chief Executive Officer
                                         (Duly Authorized Representative)

          Each person whose signature appears below hereby appoints Thomas J. Hammond, his or her true and lawful attorney-in-fact, with power to act and with full power of substitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature                    Title                             Date
---------                    -----                             ----


/s/ Thomas J. Hammond        Chairman of the Board and Chief   February 12, 1997
--------------------------   Executive Officer
Thomas J. Hammond            (Principal Executive Officer)

/s/ Michael W. Carrie        Executive Vice President and      February 12, 1997
--------------------------   Treasurer (Principal Financial
Michael W. Carrie            and Accounting Officer)

/s/ Mark T. Hammond          Chairman of the Board and         February 12, 1997
--------------------------   President
Mark T. Hammond

/s/ Joan H. Anderson         Director and Executive Vice       February 12, 1997
--------------------------   President
Joan H. Anderson

/s/ Mary Kay McGuire         Director, Senior Vice President   February 12, 1997
--------------------------   and Secretary
Mary Kay McGuire

/s/ Ronald I. Nichols, Sr.   Director                          February 12, 1997
--------------------------
Ronald I. Nichols, Sr.

/s/ James D. Coleman         Director                          February 12, 1997
--------------------------
James D. Coleman

/s/ Charles Bazzy            Director                          February 12, 1997
--------------------------
Charles Bazzy

/s/ Harry S. Ellman          Director                          February 12, 1997
--------------------------
Harry S. Ellman

/s/ William B. Bortels       Director                          February 12, 1997
--------------------------
William B. Bortels
